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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

ACCELRYS, INC.
(Name of Subject Company)

ACCELRYS, INC.
(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

00430U103
(CUSIP Number of Class of Securities)

Max Carnecchia
Chief Executive Officer
Accelrys, Inc.
5005 Wateridge Vista Drive
San Diego, California 92121-1761
(858) 799-5000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Carl R. Sanchez
Scott E. Oross
Paul Hastings LLP
4747 Executive Drive, 12th Floor
San Diego, California 92121
(858) 458-3000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Accelrys, Inc., a Delaware corporation ("we", "us", "our", "Accelrys" or the "Company"). The address of the principal executive offices of Accelrys is 5005 Wateridge Vista Drive, San Diego, California 92121 and its telephone number is (858) 799-5000.

Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.0001 per share, of Accelrys (the "Accelrys Common Stock"). As of January 28, 2014, there were 55,712,233 shares of Accelrys Common Stock issued and outstanding, 6,634,439 shares of Accelrys Common Stock issuable upon exercise of vested and unvested outstanding stock options ("Accelrys Options"), 1,558,417 shares of Accelrys Common Stock issuable upon settlement of vested and unvested outstanding restricted stock units ("Accelrys RSUs") and 1,216,181 shares of Accelrys Common Stock reserved for future issuance under Accelrys' 2005 Employee Stock Purchase Plan (the "Accelrys ESPP"), of which 109,116 shares of Accelrys Common Stock are available for purchase during the current offering period (assuming each employee who elected to participate during the current offering period participates at the maximum level currently available).

Item 2.    Identity and Background of Filing Person.

Name and Address

        The name, address and telephone number of Accelrys, which is the person filing this Schedule 14D-9, are set forth in Item 1—"Subject Company Information—Name and Address" above. The Company's website is www.accelrys.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered part of this Schedule 14D-9.

Tender Offer

        This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on February 13, 2014 (together with any amendments and supplements thereto, the "Schedule TO") by (i) Dassault Systèmes SA ("Dassault Systèmes SA"), a French corporation with limited liability, (ii) Dassault Systemes Americas Corp., a Delaware corporation and wholly owned indirect subsidiary of Dassault Systèmes SA ("Parent") and (iii) 3DS Acquisition Corp., a Delaware corporation and wholly owned direct subsidiary of Parent ("Purchaser"). The Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of Accelrys Common Stock (such shares being hereinafter collectively referred to as the "Shares"), at a price per Share of $12.50, net to the seller in cash, without interest (the "Offer Price"), and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the offer to purchase dated February 13, 2014 (as amended or supplemented from time to time, the "Offer to Purchase") and the related letter of transmittal (the "Letter of Transmittal"), which, together with any amendments or supplements thereto, collectively constitute the "Offer". The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

        The Offer to Purchase and the Letter of Transmittal are being mailed to the Accelrys stockholders together with this Schedule 14D-9.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 30, 2014 (as it may be amended from time to time in accordance with its terms, the "Merger Agreement"), among Accelrys, Parent and Purchaser. The Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into Accelrys (the "Merger"), and the separate existence of Purchaser will cease. Accelrys will continue as the surviving corporation in the Merger (the "Surviving Corporation") as a wholly owned subsidiary of Parent.

        The Merger will be governed by and effected pursuant to Section 251(h) of the DGCL, which provides that following the consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror owns shares of the target corporation representing at least the percentage of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL and the target corporation's certificate of incorporation, and the remaining stockholders of the target corporation receive the same consideration for their shares in the merger as was paid for shares in the tender offer, the acquiror can be merged with and into the target corporation without the vote of the remaining stockholders of the target. The Merger Agreement provides that the Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as defined below), which requires receipt by Purchaser of Shares representing at least the percentage of Shares that would be required for the adoption of the Merger Agreement by the Accelrys stockholders. Accordingly, if Purchaser consummates the Offer, the parties have agreed to effect the Merger without a vote of the Accelrys stockholders in accordance with Section 251(h) of the DGCL.

        At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive an amount of cash equal to the Offer Price, subject to any required withholding of taxes, except for (i) Shares owned by Accelrys' stockholders who perfect their appraisal rights under Section 262 of the DGCL, which will be canceled and represent their rights under Section 262 of the DGCL, (ii) Shares owned by Accelrys (or held in Accelrys' treasury), Parent or Purchaser, which will be canceled and will cease to exist and (iii) Shares owned by any subsidiary of Accelrys or Parent (other than Purchaser), which will be converted into shares of common stock of the Surviving Corporation. As a result of the Merger, Accelrys will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the "Transactions".

        The initial expiration date of the Offer is 12:00 midnight, New York City time, on March 13, 2014 (which is end of the day on March 13, 2014), subject to extension in certain circumstances as required or permitted by the Merger Agreement (such initial expiration date of the Offer or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement being referred to herein as the "Expiration Date").

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Schedule TO and related Offer to Purchase and Letter of Transmittal, which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

        Parent has formed Purchaser in connection with the Merger Agreement and the consummation of the Transactions. The Offer to Purchase filed in connection with the Schedule TO states that the principal executive offices of each of Parent and Purchaser are located at 175 Wyman Street, Waltham, MA 02451-1223 and their telephone number is (781) 810-3000.

        Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC's website at www.sec.gov or on the Company's website at www.accelrys.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Arrangements with Purchaser and Parent

        Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of Accelrys attached to this Schedule 14D-9 as Annex A, which is incorporated herein by reference (the "Information Statement"), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Accelrys or its affiliates and (i) the executive officers, directors or affiliates of Accelrys or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

        The Information Statement is being furnished to Accelrys stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, in connection with Parent's right pursuant to the Merger Agreement to designate individuals to be appointed to the board of directors of Accelrys (the "Accelrys Board") following the time at which Purchaser accepts for payment, and pays for, all Shares validly tendered and not validly withdrawn pursuant to the Offer (the time of such acceptance for payment of, and payment for, Shares being referred to herein as the "Acceptance Time").

        Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Merger Agreement

        On January 30, 2014, Accelrys, Parent and Purchaser entered into the Merger Agreement. A summary of the material terms of the Merger Agreement and a description of the conditions of the Offer are contained in Section 11—"The Transaction Agreements—The Merger Agreement" and Section 15—"Certain Conditions of the Offer" of the Offer to Purchase, respectively, and are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The Merger Agreement has been provided solely to inform investors and stockholders of its terms. It is not intended to provide any other factual information about Accelrys, Parent or Purchaser, any of their respective subsidiaries or affiliates, or any other party. The representations, warranties and covenants of the parties contained in the Merger Agreement were made only as of specified dates and were made solely for the benefit of the parties to the Merger Agreement. In addition, in reviewing the representations, warranties and covenants contained in the Merger Agreement, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties rather than establishing matters as facts. Such representations, warranties and covenants are also in many cases qualified by disclosures not reflected in the text of the Merger Agreement and subject to contractual standards of materiality that may not fully reflect or include all aspects of what may be viewed as material by stockholders of, or other investors in, Accelrys. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9. Accelrys stockholders and other investors are not third-party beneficiaries under the Merger Agreement and are strongly encouraged not to rely on any representations, warranties and covenants contained therein, or any descriptions thereof, as accurate characterizations of the actual state of facts or condition of Accelrys, Parent, Purchaser, any of their respective subsidiaries or affiliates, or any other party.

Confidentiality Agreement

        On January 6, 2014, Accelrys and Dassault Systèmes SA entered into a confidentiality agreement (the "Confidentiality Agreement"), pursuant to which each party agreed, subject to certain exceptions, that any non-public information furnished to it or its affiliates by or on behalf of the other party would, for a period of three years from the date of the Confidentiality Agreement, be kept confidential and be used pursuant to the terms of the Confidentiality Agreement only for the purpose of evaluating a potential negotiated business transaction involving the parties. Dassault Systèmes SA also agreed, subject to certain limited exceptions, to (i) abide by certain "standstill" provisions that prohibit Dassault Systèmes SA and its affiliates from taking certain actions involving or with respect to Accelrys for a period of 12 months from the date of the Confidentiality Agreement and (ii) refrain from soliciting for employment certain employees of Accelrys for a period of 12 months from the date of the Confidentiality Agreement.

        The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Representation on the Accelrys Board

        The Merger Agreement provides that, effective as of the Acceptance Time and from time to time thereafter (as long as Parent and its affiliates beneficially own at least a majority of the outstanding Shares), Parent will be entitled to designate such number of directors (rounded up to the next whole number) on the Accelrys Board as is equal to the number of total directors on the Accelrys Board (giving effect to the directors elected pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares owned by Parent, Purchaser or any other subsidiary of Parent bears to the total number of Shares then outstanding. In connection with the foregoing, Accelrys will promptly, at the option of Purchaser, either increase the size of the Accelrys Board or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Accelrys Board as provided above. For information regarding Parent's director designees, see the section entitled "Purchaser Designees" in the Information Statement attached to this Schedule 14D-9 as Annex A.

        The Merger Agreement further provides that, following the election or appointment of Parent's designees to the Accelrys Board pursuant to the terms of the Merger Agreement, the approval of a majority of the individuals who are members of the Accelrys Board on the date of the Merger Agreement and who are not affiliates or employees of Parent or any of its subsidiaries will be required for Accelrys to authorize (i) any termination of, or any agreement to terminate, the Merger Agreement by or on behalf of Accelrys, (ii) any exercise or waiver of any of Accelrys' rights or remedies under the Merger Agreement, (iii) any amendment to the organizational documents of Accelrys other than as contemplated by the Merger Agreement in connection with the Merger, (iv) any extension of time for, or waiver by Accelrys of, the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (v) any agreement between Accelrys and any of its subsidiaries, on the one hand, and Parent, Purchaser or any of their respective affiliates, on the other hand, or (vi) any amendment, waiver or modification of the Merger Agreement that would, or would be reasonably likely to, adversely affect the rights of the Accelrys stockholders under the Merger Agreement.

        For more information, see Section 11—"The Transaction Agreements—The Merger Agreement—Directors" of the Offer to Purchase, which is incorporated herein by reference. The foregoing summary of the provisions of the Merger Agreement concerning Parent's representation on the Accelrys Board does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Directors and Executive Officers of Accelrys

        In considering the recommendation of the Accelrys Board to tender your Shares pursuant to the Offer, you should be aware that the directors and executive officers of Accelrys may have interests in the Offer and the Merger that are in addition to, or different from, the interests of our stockholders generally. Such interests may create potential conflicts of interest. The Accelrys Board was aware of these potential conflicts of interest and considered them, among other matters, during its deliberations on the merits of the Offer and the Merger and when making its decision to approve the Merger Agreement and the Transactions. These interests relate to or arise from, among other things:

  •
  the accelerated vesting of all Accelrys Options and Accelrys RSUs;

  •
  the consideration to be received by certain executive officers of Accelrys in respect of the accelerated Purchase Date (as defined below) under the Accelrys ESPP in connection with the termination of the Accelrys ESPP, in each case in connection with the completion of the Merger;

  •
  the receipt of certain payments and benefits to which certain executive officers may become entitled pursuant to such executive officers' respective employment agreements in connection with the completion of the Offer and the Merger; and

  •
  the right to continued indemnification and insurance coverage for our directors and executive officers following the completion of the Transactions, pursuant to the terms of the Merger Agreement.

Treatment of Shares held by Directors and Executive Officers

        If the directors and executive officers of Accelrys tender Shares beneficially owned by them pursuant to the Offer, they will receive the Offer Price in respect of each Share tendered, on the same terms and subject to the same conditions as the other stockholders of Accelrys.

        As of January 28, 2014, the directors and executive officers of Accelrys beneficially owned an aggregate of 587,671 Shares (excluding for this purpose Shares underlying Accelrys Options and Accelrys RSUs, which are separately described below). If the directors and executive officers of Accelrys were to tender all such Shares pursuant to the Offer and all such Shares were accepted for payment, such directors and executive officers would receive an aggregate of approximately $7,345,891 in cash, without interest, and subject to any required withholding of taxes pursuant to the Merger Agreement.

        The table below sets forth the number of Shares held by the directors and executive officers of Accelrys as of January 28, 2014, and the amount of cash consideration they will receive for those

Shares, rounded to the nearest dollar, if they tender all of their Shares pursuant to the Offer and all such Shares are accepted for payment, and paid for, by Purchaser.

Name	Number of Shares Owned	Consideration Payable for Shares
Executive Officers
Max Carnecchia	62,456	$780,700
Michael A. Piraino	51,071	638,388
Jason Gray	1,000	12,500
Matthew Hahn, Ph.D.	197,829	2,472,863
Judith Ohrn Hicks	59,188	739,850
Scott Hiraoka	4,846	60,575
Mollie Hunter	31,419	392,738
Leif Pedersen	11,403	142,538
Non-Management Directors
Chris van Ingen	40,934	511,675
Larry Ferguson	45,727	571,588
Timothy Harkness	27,071	338,388
Heidi Melin	—	—
Jeffrey Rodek	54,727	684,088

Treatment of Accelrys Options

        The Merger Agreement provides that, at the Effective Time, each Accelrys Option outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled, with the holder thereof becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to (i) the excess, if any, of (a) the Offer Price minus (b) the exercise price per share of Accelrys Common Stock subject to such Accelrys Option, multiplied by (ii) the number of shares of Accelrys Common Stock subject to such Accelrys Option immediately prior to the Effective Time, subject to any required withholding of taxes. However, if the exercise price per share of any such Accelrys Option is equal to or greater than the Offer Price, such Accelrys Option will be canceled and terminated without any cash payment or other consideration being provided in respect thereof.

        The table below sets forth, as of January 28, 2014, information regarding (i) the aggregate number of shares of Accelrys Common Stock subject to outstanding Accelrys Options, whether vested or unvested, held by each executive officer of Accelrys, (ii) the weighted average exercise price per share for such Accelrys Options and (iii) the consideration payable to such executive officers in respect of their Accelrys Options upon completion of the Merger on a pre-tax basis, calculated by multiplying (a) the excess, if any, of $12.50 over the weighted average exercise price per share of Accelrys Common Stock subject to such Accelrys Options by (b) the number of shares of Accelrys Common Stock subject to such Accelrys Options. The non-management members of the Accelrys Board do not hold any Accelrys Options. The executive officers of Accelrys may continue to exercise their Accelrys Options at all times prior to the Effective Time and may sell some or all of the Accelrys Common Stock received upon such exercise prior to the Effective Time.

	Vested Accelrys Options			Unvested Accelrys Options
Name	Number of Shares Subject to Vested Accelrys Options	Weighted Average Exercise Price Per Share	Consideration Payable in Respect of Vested Accelrys Options	Number of Shares Subject to Unvested Accelrys Options	Weighted Average Exercise Price Per Share	Consideration Payable in Respect of Unvested Accelrys Options	Aggregate Consideration Payable in Respect of Accelrys Options
Executive Officers
Max Carnecchia	1,002,082	$5.76	$6,754,033	297,918	$8.43	$1,212,527	$7,966,560
Michael A. Piraino	225,884	6.41	1,375,634	169,116	8.63	654,479	2,030,113
Jason Gray	—	—	—	100,000	8.60	390,000	390,000
Matthew Hahn, Ph.D.	333,280	6.56	1,979,684	91,720	8.16	398,065	2,377,749
Judith Ohrn Hicks	129,328	7.04	706,131	88,621	8.21	380,185	1,086,316
Scott Hiraoka	18,437	8.02	82,598	154,063	8.37	636,281	718,879
Mollie Hunter	90,207	7.31	468,175	127,293	8.16	552,452	1,020,627
Leif Pedersen	31,250	8.95	110,938	98,750	9.03	342,663	453,601

Treatment of Accelrys RSUs

        The Merger Agreement provides that at the Effective Time, each unvested Accelrys RSU outstanding immediately prior to the Effective Time will be canceled, with the holder thereof becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product of (i) the number of shares of Accelrys Common Stock subject to such Accelrys RSU immediately prior to the Effective Time and (ii) the Offer Price, subject to any required withholding of taxes.

        The table below sets forth, as of January 28, 2014, information regarding (i) the aggregate number of shares of Accelrys Common Stock subject to all outstanding unvested Accelrys RSUs held by each director and executive officer of Accelrys and (ii) the consideration payable to the such directors and executive officers in respect of their Accelrys RSUs upon completion of the Merger on a pre-tax basis, calculated by multiplying (a) the number of shares of Accelrys Common Stock subject to such Accelrys RSUs by (b) $12.50. Accelrys RSUs held by the directors and executive officers of Accelrys may continue to be settled with shares of Accelrys Common Stock being issued in respect of such Accelrys RSUs prior to the Effective Time, and the directors and executive officers of Accelrys may sell some or all of the shares of Accelrys Common Stock (including pursuant to the Offer) received upon such settlement prior to the Effective Time.

	Vested Accelrys RSUs		Unvested Accelrys RSUs
Name	Number of Shares Subject to Vested Accelrys RSUs(1)	Consideration Payable in Respect of Vested Accelrys RSUs	Number of Shares Subject to Unvested Accelrys RSUs	Consideration Payable in Respect of Unvested Accelrys RSUs	Aggregate Consideration Payable in Respect of Accelrys RSUs
Executive Officers
Max Carnecchia	—	—	113,333	$1,416,663	$1,416,663
Michael A. Piraino	—	—	64,332	804,150	804,150
Jason Gray	—	—	50,000	625,000	625,000
Matthew Hahn, Ph.D.	—	—	34,332	429,150	429,150
Judith Ohrn Hicks	—	—	34,332	429,150	429,150
Scott Hiraoka	—	—	75,333	941,663	941,663
Mollie Hunter	—	—	49,999	624,988	624,988
Leif Pedersen	—	—	45,333	566,663	566,663
Non-Management Directors
Chris van Ingen	6,000	$75,000	11,844	148,050	223,050
Larry Ferguson	6,000	75,000	11,844	148,050	223,050
Timothy Harkness	6,000	75,000	11,844	148,050	223,050
Heidi Melin	—	—	8,152	101,900	101,900
Jeffrey Rodek	6,000	75,000	11,844	148,050	223,050

(1)
Represents vested Accelrys RSUs for which settlement has been deferred until the earlier of (a) the three-year anniversary of the applicable grant date or (b) such time as the director no longer provides service to the Company.

Termination of the Employee Stock Purchase Plan

        Following the date of the Merger Agreement, (i) participation in the Accelrys ESPP will be limited to those employees who were participants on the date of the Merger Agreement, (ii) except to the extent necessary to maintain the status of the Accelrys ESPP as an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder, such participants will not be permitted to increase the rate of their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement, (iii) no new "offering period" under the Accelrys ESPP will be commenced and (iv) each participant's outstanding right to purchase Shares under the Accelrys ESPP (each, an "Accelrys ESPP Right") will terminate on the day immediately prior to the day on which the Effective Time occurs (if not earlier terminated pursuant to the terms of the Accelrys ESPP) (the "Purchase Date").

        Pursuant to the Merger Agreement, all amounts allocated to each participant's account under the Accelrys ESPP as of the day immediately prior to the day on which the Effective Time occurs will be used to purchase from Accelrys whole Shares at the price determined in accordance with the terms of the Accelrys ESPP using such date as the final purchase date for the then-current offering period. The Accelrys ESPP will terminate immediately following such purchases of Shares and each Share purchased under the Accelrys ESPP will be automatically converted into the right to receive the Offer Price on the same terms and conditions as all other Shares at the Effective Time.

        The table below sets forth information regarding the amount of estimated consideration that each of the executive officers of Accelrys will receive with respect to Accelrys ESPP Rights that may be exercised by such executive officers on March 13, 2014, the assumed Purchase Date.

Name	Potential Shares Issuable Upon Exercise of Accelrys ESPP Rights(1)	Consideration Payable in Respect of Shares Issued Upon Exercise of Accelrys ESPP Rights(2)
Executive Officers
Max Carnecchia	1,000	$5,520
Michael A. Piraino	—	—
Jason Gray	1,000	5,520
Matthew Hahn, Ph.D.	—	—
Judith Ohrn Hicks	170	939
Scott Hiraoka	1,000	5,520
Mollie Hunter	—	—
Leif Pedersen	1,000	5,520

(1)
Represents the estimated number of Shares issuable upon exercise of Accelrys ESPP Rights with respect to the offering period in effect under the Accelrys ESPP as of the date of the Merger Agreement (based on the current terms of the Accelrys ESPP and the expected contributions to the Accelrys ESPP through the Purchase Date).

(2)
Represents the product of (a) the number of estimated Shares issuable upon exercise of Accelrys ESPP Rights assuming the executives do not terminate participation in the Accelrys ESPP prior to the Purchase Date and (b) the Offer Price less the actual purchase price per share determined as of the Purchase Date, which is assumed to be equal to $6.98 (85% of the closing price per Share on the NASDAQ Global Select Market on June 3, 2013, the first day of the current offering period pursuant to the Accelrys ESPP).

Section 16 Matters

        Pursuant to the Merger Agreement, Accelrys has agreed to take all actions as may be reasonably necessary to cause the dispositions of Shares, Accelrys Options and Accelrys RSUs in connection with the Merger Agreement by each individual who is a director or executive officer of Accelrys subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Accelrys to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Employment Agreements with Change of Control Provisions

        Certain of the executive officers of Accelrys are entitled to receive certain severance payments and benefits in the event that any such executive's employment is terminated by Accelrys without cause or by such executive for good reason other than in connection with a change of control, as discussed under the section entitled "Executive Compensation—Potential Payments Upon Termination of Employment or Change of Control" in the Information Statement attached to this Schedule 14D-9 as Annex A. In addition, the Company has entered into employment agreements (collectively, the "Employment Agreements") with Max Carnecchia, Michael A. Piraino and Judith Ohrn Hicks that provide certain severance payments and benefits in the event that such executive's employment is terminated by Accelrys without cause or by such executive for good reason in connection with a change of control.

        Pursuant to the terms of the Employment Agreements, if the executive's employment is terminated by Accelrys without Cause (as defined below) or by the executive for Good Reason (as defined below) within the period commencing two months prior to, and extending to 18 months following, the occurrence of a Change of Control (as defined below), such executive will be entitled to receive severance payments and benefits, the first two components of which are subject to such executive's continued compliance with certain non-competition, non-solicitation and non-disparagement provisions contained in such executive's Employment Agreement (and, with respect to Messrs. Carnecchia and Piraino, compliance with confidentiality provisions), generally consisting of (i) an amount equal to twice the amount of such executive's then-current base salary, payable in equal monthly installments over a period of one year following the date of termination, (ii) an amount equal to twice such executive's then-current target bonus amount under Accelrys' Management Incentive Plan (the "MIP"), payable in equal monthly installments over a period of one year following the date of termination, (iii) an amount equal to the incentive bonus that such executive would otherwise have been entitled to receive under the MIP, prorated based on the number of full months during the applicable fiscal year of the termination, payable as a lump sum, and (iv) reimbursements for COBRA payments made under Accelrys' medical and dental insurance plans for a period of up to one year following the date of termination. However, the Employment Agreement for Mr. Piraino (a) with respect to clause (ii) of the preceding sentence, provides for a payment in an amount equal to Mr. Piraino's then-current target bonus amount under the MIP, payable in equal monthly installments over a period of one year following the date of termination and (b) with respect to clause (iii) of the preceding sentence, does not provide for a pro-rated incentive bonus.

        Mr. Carnecchia's and Mrs. Ohrn Hicks' Employment Agreements also provide that upon any such termination, all equity awards held by such executive will accelerate and all accelerated stock options will be exercisable during the earlier of one year following the date of termination or the original expiration date of the stock option.

        The timing of severance payments and benefits under the Employment Agreements may be deferred to avoid incurring additional taxes and penalties pursuant to Section 409A of the Code. Mr. Carnecchia's and Mrs. Ohrn Hicks' Employment Agreements also generally provide that such severance payments are subject to certain gross-up provisions in the event that they are characterized as "excess parachute payments" within the meaning of Section 280G of the Code ("Section 280G"), unless it is determined that such payments would not be subject to an Excise Tax (as defined in the applicable Employment Agreement) if they were reduced by an amount that is less than 10% of the portion of the payments that would be treated as excess parachute payments under Section 280G, in which case the amount payable to the executive will be reduced to the maximum amount that could be paid without triggering the Excise Tax.

        The foregoing benefits under the Employment Agreements are conditioned upon the executive's execution of a separation and release agreement and release of all claims in favor of Accelrys. For purposes of the Employment Agreements, and as used in the table below, the terms "Cause", "Good Reason" and "Change of Control" have the following meanings:

        Cause.    As defined more completely in the Employment Agreements, "Cause" generally means the executive's (i) material failure to faithfully and professionally carry out his or her duties or to comply with the material terms of his or her Employment Agreement, (ii) dishonesty or other willful misconduct, if such conduct is intended to or likely to materially injure our business, (iii) conviction of certain crimes, whether or not relating to the executive's employment, (iv) alcohol or drug use that affects his or her ability to perform his or her duties, (v) failure to comply with a lawful written direction by Accelrys or the Accelrys Board and (vi) any wanton or willful dereliction of his or her duties.

        Good Reason.    As defined more completely in the Employment Agreements, "Good Reason" generally means (i) Accelrys' (a) breach of any of the material terms of the Employment Agreement or (b) relocation of its office at which the executive is principally employed to a location which is more than 50 miles from both the executive's residence and Accelrys' offices and requiring the executive to commute to such location without the executive's consent, (ii) a material diminution in the executive's title, duties or responsibilities or conditions of his or her employment or (iii) a reduction of more than 10% in the executive's annual base salary then in effect without the executive's consent (other than such a reduction applicable generally to other senior executives). However, Mr. Carnecchia has entered into the Summary of Terms (as defined below), which provides, among other things, that the consummation of the Transactions, which will collectively cause Accelrys to become a non-publicly traded subsidiary of Parent, will not in and of itself give Mr. Carnecchia the right to terminate his employment for Good Reason under clause (ii) of the definition of Good Reason (i.e., a material diminution of duties or conditions) contained in his Employment Agreement. The Summary of Terms is more fully described below under the heading "—Potential Post-Closing Employment Arrangements".

        As it relates to a Change of Control in each Employment Agreement, "Good Reason" also means a reduction in the executive's target bonus. For the avoidance of doubt, other than in the event of termination without Cause or resignation for Good Reason in connection with a Change of Control, an executive's bonus target percentage may be modified by the Accelrys Board or a duly appointed committee thereof at any time at the Accelrys Board's or such committee's sole discretion.

        Change of Control.    As defined more completely in the Employment Agreements, "Change of Control" generally means the occurrence of any of the following events (i) any person or group (within the meaning of Section 13(d) or 14(d), as applicable, of the Exchange Act), subject to certain exceptions specified in the Employment Agreements, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities representing 50% or more of the voting power of Accelrys' then outstanding securities (the "Accelrys Voting Securities"), (ii) the consummation of a share exchange or a merger or consolidation of Accelrys, where the persons who were the beneficial owners of Accelrys Voting Securities outstanding immediately prior to such transaction do not beneficially own more than 50% of the voting securities of Accelrys or the Acquiring Company (as defined in the Employment Agreements) immediately after such transaction, (iii) a sale or other disposition of all or substantially all of Accelrys' assets or (iv) such time as the Continuing Directors (as defined in the Employment Agreements) do not constitute at least a majority of the Accelrys Board (or, if applicable, of the board of directors of a successor to Accelrys).

        The foregoing descriptions of the Employment Agreements for Mr. Carnecchia, Mr. Piraino and Mrs. Ohrn Hicks do not purport to be complete and are qualified in their entirety by reference to the full text of the Employment Agreements, which are filed as Exhibits (e)(39), (e)(42) and (e)(47), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

        If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a "Change of Control" under the terms of the Employment Agreements. The following table summarizes the estimated amounts payable under the Employment Agreements and pursuant to the Merger Agreement if the employment of each of Mr. Carnecchia, Mr. Piraino and Mrs. Ohrn Hicks is terminated by Accelrys without Cause or by the executive for Good Reason within the period commencing two months prior to, and extending to 18 months following, the consummation of the Offer, in each case assuming that (i) the Offer is completed at the Offer Price of $12.50 per share and (ii) the termination of employment took place on March 14, 2014, immediately following consummation of the Offer. The actual amounts can only be determined at the time of such executive's separation from Accelrys and may, as described elsewhere in this

Schedule 14D-9, be subject in certain circumstances to adjustment as a result of the operation of certain features of the Employment Agreements.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Other ($)	Total ($)
Max Carnecchia	1,874,600	9,388,743	—	17,100	—	—	11,280,443
Michael A. Piraino	795,675	2,834,263	—	17,100	—	—	3,647,038
Judith Ohrn Hicks	700,195	1,516,405	—	17,100	—	—	2,233,700

(1)
Consists of the following payments as determined pursuant to the Employment Agreements for each of Mr. Carnecchia, Mr. Piraino and Mrs. Ohrn Hicks, each as more fully described above: (a) severance pay equal to twice the amount of the executive's then-current base salary; (b) with respect to Mr. Carnecchia and Mrs. Ohrn Hicks, a severance bonus equal to twice the amount of the executives' then-current target bonus amount under the MIP and, with respect to Mr. Piraino, a severance bonus equal to his then-current target bonus amount under the MIP; and (c) with respect to Mr. Carnecchia and Mrs. Ohrn Hicks only, a pro-rated severance bonus based on the number of full months of employment of the executive during the applicable fiscal year of the termination and the percentage achievement against objectives as determined by the Accelrys Board at the conclusion of such fiscal year to have been earned under the MIP. Note that at the time of filing of this Schedule 14D-9, salaries for the 2014 fiscal year and bonus amounts under the MIP for the 2013 fiscal year had not yet been determined, nor had the MIP for the 2014 fiscal year been adopted; therefore, the salary and bonus-related severance payment amounts provided are only estimates based on 2013 salaries and targets, assuming maximum achievement of such targets.

Name	Severance Pay	Severance Pro- Rata Bonus	Severance Bonus	Total
Max Carnecchia	$865,200	$144,200	$865,200	$1,874,600
Michael A. Piraino	636,540	—	159,135	795,675
Judith Ohrn Hicks	477,406	31,827	190,962	700,195
(2)
Consists of the following consideration payable in respect of the following equity rights, which, to the extent unvested, will vest under the applicable Accelrys equity plans in connection with the Transactions and will be canceled pursuant to the Merger Agreement and the holder thereof will become entitled to receive the following amounts based on (a) for Accelrys Options, (i) the excess, if any, of (y) the Offer Price minus (z) the exercise price per share of Accelrys Common Stock subject to such Accelrys Option, multiplied by (ii) the number of shares of Accelrys Common Stock subject to such Accelrys Option immediately prior to the Effective Time; (b) for unvested Accelrys RSUs, the product of (i) the number of shares of Accelrys Common Stock subject to such unvested Accelrys RSU immediately prior to the Effective Time and (ii) the Offer Price; and (c) for the Accelrys ESPP, the product of (i) the number of estimated Shares issuable upon exercise of Accelrys ESPP Rights, assuming the executives do not terminate participation in the Accelrys ESPP prior to the Purchase Date and (ii) the Offer Price less the actual purchase price per share determined as of the Purchase Date, which is assumed to be equal to $6.98 (85% of the closing price per Share on the NASDAQ Global Select Market on June 3, 2013, the first day of the current offering period pursuant to the Accelrys ESPP), each as more fully described above.

Name	Accelrys Options	Accelrys RSUs	Accelrys ESPP Shares	Total
Max Carnecchia	$7,966,560	$1,416,663	$5,520	$9,388,743
Michael A. Piraino	2,030,113	804,150	—	2,834,263
Judith Ohrn Hicks	1,086,316	429,150	939	1,516,405

(3)
None of the executive officers participate in a defined benefit pension plan or a non-qualified deferred compensation plan.

(4)
Consists of payments under the executives' respective Employment Agreements, as more fully described above, for the Company's reimbursement or payment of such executive's COBRA payments for medical and dental insurance under the Company's applicable plans until the 12-month anniversary of the termination date. Such COBRA benefits have an estimated value of $17,100 per executive.

(5)
Mr. Carnecchia's and Mrs. Ohrn Hicks' Employment Agreements generally provide that severance payments are subject to gross-up in the event that they are characterized as "excess parachute payments" within the meaning of Section 280G, unless it is determined that such payments would not be subject to an Excise Tax (as defined in their respective Employment Agreements) if they were reduced by an amount that is less than 10% of the portion of the payments that would be treated as excess parachute payments under Section 280G, in which case the amount payable to the executive will be reduced to the maximum amount that could be paid without triggering the Excise Tax. The Company does not anticipate that an employment termination upon consummation of the Offer would give rise to excess parachute payments for Mr. Carnecchia or Mrs. Ohrn Hicks, but notes that if circumstances change, he or she could be entitled to a gross-up under these provisions. No other executive officers are entitled to gross-up payments.

Director and Officer Indemnification and Insurance

        Under Section 145 of the DGCL ("Section 145"), the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

        The Company's Restated Certificate of Incorporation, as amended (the "Company Charter"), provides that the Company shall indemnify the Company's officers and directors in each and every situation where the Company is permitted or empowered under Section 145 to provide for such indemnification. The Company Charter further provides that the Company may, in the sole discretion of the Accelrys Board, indemnify any other person to the extent the Accelrys Board deems advisable, as permitted by Section 145.

        In addition, the Company Charter provides that the directors of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of the directors' fiduciary duties to the Company. This provision in the Company Charter does not eliminate any director's duty of loyalty to the Company or its stockholders or protect any director from liability (i) for acts or omissions not in good faith or involving intentional misconduct or the knowing violation of law (ii) arising under Section 174 of the DGCL or (iii) for any transaction from which the director derived an improper personal benefit.

        The Company's Amended and Restated Company Bylaws (the "Company Bylaws") provide that the Company shall indemnify each of its directors, officers, employees and agents, if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reason to believe his or her conduct was unlawful. The Company Bylaws also provide that the Company has the power to purchase liability insurance policies covering its directors, officers, employees and agents, whether or not the Company would have the power, according to the Company Bylaws, to indemnify such person under the DGCL. The Company currently maintains such insurance.

        The Company has entered into indemnity agreements with each of its directors and officers. Pursuant to these indemnity agreements, the Company has agreed to indemnify each of its directors and officers to the fullest extent permitted by applicable law and the Company Bylaws, subject to certain exceptions. This summary of the indemnity agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to such agreements, copies of the forms of which are filed as Exhibits (e)(49) and (e)(50) to this Schedule 14D-9 and are incorporated herein by reference.

        Pursuant to the Merger Agreement, for a period of six years following the Effective Time, Parent will and will cause the Surviving Corporation to honor and fulfill in all respects the obligations of the Company and its subsidiaries with respect to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of the current or former directors and officers of the Company and its subsidiaries or any person who becomes a director or officer of the Company or its subsidiaries prior to the Acceptance Time (collectively, the "Indemnified Persons") (i) under any indemnification agreements in effect as of the date of the Merger Agreement between the Company or any of its subsidiaries and any of the Indemnified Persons, for the duration of the applicable agreement and (ii) as provided in their respective certificates of incorporation and bylaws (and other similar organizational documents) as of the date of the Merger Agreement, for actions taken by any of the Indemnified Persons prior to the Effective Time.

        In addition, at or prior to the Effective Time, the Company will purchase a six year "tail" prepaid policy on terms and conditions no less advantageous to the Indemnified Persons than the existing directors' and officers' liability (and fiduciary) insurance maintained by the Company, covering, among other things, the Transactions.

Continuing Employees

        For the period beginning at the Effective Time and ending on December 31, 2014 (the "Continuation Period"), Parent will provide, or will cause to be provided, to each employee who is actively employed by Accelrys or its subsidiaries and participates in benefit plans maintained primarily for the benefit of employees in the United States (regardless of whether an employee is regularly employed in the United States) at the Effective Time (each, a "Covered Employee" and, collectively, the "Covered Employees") an annual base salary or hourly rate of pay that is no less than the base salary or hourly rate of pay that such Covered Employee received from Accelrys or its subsidiaries immediately prior to the Effective Time. During the Continuation Period, Parent will provide, or will cause to be provided, to each Covered Employee an annual cash bonus opportunity that is at least substantially comparable to the opportunity offered by Accelrys or its subsidiaries immediately before the Effective Time at target base salary multiples (or other target amounts) that are no less favorable than the target base salary multiples or other targets in effect for such Covered Employee during the 2013 fiscal year, but with payment based on, as determined by Parent in its sole discretion, achievement of performance criteria either (i) established by Parent or (ii) established by Accelrys in respect of the 2014 fiscal year in good faith prior to the date of the Merger Agreement.

        With respect to any compensation or employee benefit plan, policy, agreement or arrangement maintained by Parent or any of its subsidiaries in which the Covered Employees and their eligible dependents will be eligible to participate from and after the Effective Time (collectively, the "Parent Benefit Plans"), Parent will give each Covered Employee full credit for prior service with Accelrys or its subsidiaries for purposes of (i) eligibility and vesting (but not for the accrual of benefits) under any Parent Benefit Plans and (ii) determination of benefit levels under any Parent Benefit Plan or policy relating to vacation, in each case for which the Covered Employee is otherwise eligible and in which the Covered Employee is offered participation, in each case only to the same extent recognized by Accelrys under a comparable benefit plan of Accelrys immediately prior to the Effective Time, but except where such credit would result in a duplication of benefits.

        In addition, any limitations on benefits relating to pre-existing conditions will be waived to the same extent such limitations are waived under any comparable medical or dental plan of Parent, to the extent permitted by such plan, and deductibles and out-of-pocket expenses paid by Covered Employees in the calendar year in which the Effective Time occurs will be recognized for purposes of annual deductible and out-of-pocket limits under Parent's medical and dental plans, in each case to the extent such limitations would have been waived or such expenses would have been recognized by a comparable benefit plan of Accelrys immediately prior to the Effective Time.

Potential Post-Closing Employment Arrangements

        On January 29, 2014, Mr. Carnecchia entered into a summary of terms with Purchaser (the "Summary of Terms"), pursuant to which he agreed that the consummation of the Transactions, which will collectively cause Accelrys to become a non-publicly traded subsidiary of Parent, will not in and of itself give Mr. Carnecchia the right to terminate his employment for Good Reason under clause (ii) of the definition of Good Reason (i.e., a material diminution of duties or conditions) contained in his Employment Agreement.

        The Summary of Terms provides that, other than the waiver of Mr. Carnecchia's rights to terminate his employment for Good Reason in connection with the transactions as described above, the terms contained therein are only indicative, and not binding on either of the parties, provided that Mr. Carnecchia and Purchaser will use their good faith efforts to enter into other agreements with respect to the other terms contained in the Summary of Terms regarding Mr. Carnecchia's continuing as Chief Executive Officer of Accelrys, to be effective as of the closing of the Merger. As of the date of this Schedule 14D-9, neither Purchaser nor any of its affiliates have entered into the employment agreement with Mr. Carnecchia that is contemplated by the Summary of Terms; however, the parties have engaged in discussions regarding such agreement. Until such agreement is effective, Mr. Carnecchia's Employment Agreement with Accelrys remains in full force and effect, except with respect to the waiver of Mr. Carnecchia's rights to terminate his employment for Good Reason in connection with the Transactions as described above.

        Other than the Summary of Terms, as of the date of this Schedule 14D-9, no members of the Company's current management team have entered into any agreement, arrangement or understanding with Parent or any of its affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of, Parent or any of its affiliates. Moreover, although it is possible that certain members of the Company's current management team will enter into arrangements with Parent or any of its affiliates regarding employment (including severance arrangements) with, or the right to purchase or participate in the equity of, Parent, as of the date of this Schedule 14D-9, and other than as set forth above with respect to Mr. Carnecchia, no discussions have occurred between members of the Company's current management team and Parent or its affiliates regarding any such arrangements.

Item 4.    The Solicitation or Recommendation.

Solicitation/Recommendation

        At a meeting of the Accelrys Board held on January 29, 2014, after careful consideration of relevant factors, including a review of the Transactions with the assistance of Accelrys' management and its legal and financial advisors, the Accelrys Board unanimously:

  (i)
  determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, Accelrys and its stockholders;

  (ii)
  authorized and approved the execution, delivery and performance of the Merger Agreement by Accelrys and the consummation of the Transactions;

  (iii)
  resolved that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time;

  (iv)
  resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer; and

  (v)
  took all action necessary to exempt the Merger Agreement and the Transactions from the restrictions on business combinations of Section 203 of the DGCL ("Section 203").

        Accordingly, and for the other reasons described in more detail below, the Accelrys Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Background and Reasons for the Accelrys Board's Recommendation

Background of the Offer and the Merger

        The following summarizes the material events (but only those material events) that led to the signing of the Merger Agreement and does not purport to catalogue every conversation or meeting among representatives of Accelrys or between representatives of Accelrys and other parties.

        Accelrys is the leading provider of scientific innovation lifecycle management software. Accelrys' customers include leaders from a variety of industries, including pharmaceutical, biotechnology, agricultural, energy, chemicals, aerospace, consumer packaged goods and industrial products, as well as various government and academic entities. Accelrys markets its software products and services worldwide, principally through its direct sales force, augmented by the use of third party distributors.

        Dassault Systèmes SA, the 3DEXPERIENCE Company, is the world leader in 3D design software, 3D Digital Mock Up and Product Lifecycle Management (PLM) solutions. It provides businesses and people with virtual universes to imagine sustainable innovations. Its 3DEXPERIENCE Platform leverages its world-leading 3D software applications to transform the way products are designed, produced and supported, enabling businesses to craft delightful customer experiences.

        The Accelrys Board continually evaluates Accelrys' business, product offerings and future product developments, marketing and sales strategy and current and forecasted financial plans. It also considers strategic alternatives to strengthen its business to provide long-term value to Accelrys' stockholders. Accelrys has acquired several businesses and product lines over the last several years in this regard. In addition, the Accelrys Board has periodically discussed potential strategic combinations and alliances, including a sale of Accelrys, as potential avenues for delivering enhanced value to its stockholders.

        In early 2011, a senior executive at Company A, a nationally-recognized financial sponsor with experience buying software companies, contacted Mr. Max Carnecchia, the Chief Executive Officer of Accelrys, and told him that Company A was interested in acquiring Accelrys. At that time, Mr. Carnecchia told the senior executive of Company A that Accelrys was focused on executing its business strategy and that Accelrys was not for sale. Shortly thereafter, Mr. Carnecchia reported his conversation with Company A to the Accelrys Board. The Accelrys Board determined that Accelrys was not for sale and that Accelrys' management should continue to grow Accelrys' business and execute its strategy.

        During the remainder of 2011, representatives of Company A periodically contacted Mr. Carnecchia to reinforce their interest in undertaking a potential transaction with Accelrys. At no point during this time did representatives of Company A propose a price they would be willing to pay for Accelrys.

        In January 2012, Mr. Carnecchia was contacted by representatives of Dassault Systèmes SA asking if Mr. Carnecchia would meet with Mr. Bernard Charlès, the Chief Executive Officer of Dassault

Systèmes SA, in connection with a planned business trip to San Diego by Mr. Charlès. The purpose of the meeting would be for Mr. Charlès to discuss with Mr. Carnecchia a possible business alliance between Dassault Systèmes SA and Accelrys. No material terms or specific transactions were discussed at that time.

        On February 13, 2012, Mr. Carnecchia and Mr. Michael Piraino, the Chief Financial Officer of Accelrys, met with Mr. Charlès and several other senior management members of Dassault Systèmes SA at Accelrys' headquarters in San Diego to discuss a potential business alliance between the two companies. Conversations continued between the two parties over the next several months and, on April 6, 2012, Accelrys entered into a confidentiality agreement with Dassault Systèmes SA. Thereafter, and through the fall of 2012, senior executives of Accelrys met several times with senior executives of Dassault Systèmes SA in Boston, Paris and San Diego to continue such discussions. During this time, the parties never reached agreement on a potential business alliance between the two companies.

        On November 26, 2012, Mr. Thibault de Tersant, the Chief Financial Officer of Dassault Systèmes SA, contacted Messrs. Carnecchia and Piraino and told them that Dassault Systèmes SA was interested in entering into discussions to acquire Accelrys at a price of $10.50 per share of Accelrys Common Stock, representing an enterprise value of $455 million. Messrs. Carnecchia and Piraino responded that Accelrys was not for sale but that they would discuss the proposal with the Accelrys Board because of the interest expressed by customers in the complete solution that such a combination could bring and the understanding of each other's business that their respective teams had developed during their meetings. Mr. Carnecchia reported his conversation with Mr. de Tersant to the members of the Accelrys Board, each of whom stated that they were not supportive of a sale of Accelrys at $10.50 per share. On November 26, 2012, Accelrys Common Stock closed at $8.80 per share on the NASDAQ stock market.

        On December 4, 2012, Mr. Carnecchia and Mr. de Tersant had a telephone conversation, during which Mr. Carnecchia relayed to Mr. de Tersant the position of the Accelrys Board that Accelrys was not for sale and that Accelrys' stock price did not reflect the potential for the Company, which was still in the early stages of a transformation process. Mr. de Tersant requested further feedback on Dassault Systèmes SA's informal offer to acquire Accelrys and Mr. Carnecchia agreed to a follow-up conversation.

        On December 10, 2012, Mr. Carnecchia and Mr. de Tersant had a telephone conversation, during which Mr. Carnecchia told Mr. de Tersant that Accelrys was not for sale and therefore he could not give Mr. de Tersant precise guidance on an appropriate valuation. Mr. de Tersant indicated that Dassault Systèmes SA could slightly increase its informal offer to acquire Accelrys but could not justify an enterprise value in excess of $500 million, which at the time was approximately $11.20 per share taking into account Accelrys' cash situation and promissory notes. Mr. Carnecchia responded that he would not recommend any offer to the Accelrys Board that did not represent a market premium over financial analysts' forecasts of between $10.50 and $12.00 per share. Mr. Carnecchia and Mr. de Tersant agreed to discontinue discussions at that point and to consider Dassault Systèmes SA's informal offer to acquire Accelrys withdrawn. On December 10, 2012, Accelrys Common Stock closed at $8.62 per share on the NASDAQ stock market.

        In January 2013, Mr. Chris van Ingen, a member of the Accelrys Board, and Mr. Carnecchia had dinner with representatives of Company B, a large publicly traded industrial automation company, during which such representatives expressed Company B's interest in a potential acquisition of Accelrys. The representatives of Company B did not discuss any price that Company B would be willing to pay. Thereafter, Mr. Carnecchia had several conversations with senior executives of Company B, but no material terms for an acquisition of Accelrys were discussed between the executives.

        On February 19, 2013, at a regularly scheduled meeting of the Accelrys Board, representatives of Paul Hastings LLP, outside legal counsel to Accelrys ("Paul Hastings"), made a presentation to the Accelrys Board and, among other things, reviewed the Accelrys Board's fiduciary duties in the context of considering an extraordinary corporate transaction such as a potential sale of Accelrys.

        During the summer of 2013, representatives of Foros Securities LLC, Dassault Systèmes SA's financial advisors ("Foros"), reached out to representatives of Accelrys on more than one occasion about a potential transaction with Dassault Systèmes SA.

        On September 13, 2013, Mr. de Tersant contacted Mr. Carnecchia and told him that Dassault Systèmes SA continued to be interested in acquiring Accelrys and that Dassault Systèmes SA was motivated to complete a transaction between the two companies. Mr. Carnecchia responded that Accelrys was still focused on executing its business strategy and that he did not think the Accelrys Board would be supportive of a transaction with Dassault Systèmes SA at that time. However, Mr. Carnecchia advised Mr. de Tersant that he would reach out to the Accelrys Board to let them know of Dassault Systèmes SA's interest.

        After his conversation with Mr. de Tersant, Mr. Carnecchia telephoned each member of the Accelrys Board and discussed with each such member his conversation with and response to Mr. de Tersant. On September 23, 2013, after speaking to members of the Accelrys Board, Mr. Carnecchia contacted Mr. de Tersant and advised him that if Dassault Systèmes SA's offer was at the same $10.50 per share level as its previous offer, then the Accelrys Board was not supportive of moving forward with discussions with Dassault Systèmes SA. Mr. de Tersant responded that, despite little organic growth in Accelrys' business over the last year, Dassault Systèmes SA could potentially offer more than $10.50 per share. However, Mr. de Tersant did not propose an alternative price that Dassault Systèmes SA might be willing to pay.

        On September 26, 2013, at a regularly scheduled meeting of the Accelrys Board, Mr. Carnecchia advised the Accelrys Board of Dassault Systèmes SA's continued interest in acquiring Accelrys. He also reported that Mr. de Tersant had asked Mr. Carnecchia to provide Dassault Systèmes SA with some guidance as to what price the Accelrys Board may be willing to support for the sale of Accelrys. After discussing Dassault Systèmes SA's request, the Accelrys Board instructed Mr. Carnecchia to not provide any guidance to Dassault Systèmes SA and to continue to indicate to Dassault Systèmes SA that Accelrys was not for sale.

        On October 8, 2013, Mr. Carnecchia contacted Mr. de Tersant and told him that he had discussed Dassault Systèmes SA's interest with the Accelrys Board, but the Accelrys Board was still committed to growing Accelrys' business and Accelrys was not for sale. Mr. Carnecchia also stated, however, that as a public company, the Accelrys Board was obligated to fully consider any serious and meaningful third-party offer to acquire Accelrys.

        On October 17, 2013, a representative of Company A telephoned Mr. Carnecchia and advised him that Company A would be sending him a written proposal to acquire the Company at a price of $11.50 per share.

        On October 20, 2013, Mr. Carnecchia received an unsolicited written non-binding indication of interest from Company A to acquire 100% of the outstanding stock of Accelrys at $11.50 in cash per share of Accelrys Common Stock. Company A's indication of interest was conditioned on several assumptions, including, among others, that Accelrys would have no debt, no off-balance sheet liabilities or other contingent liabilities and have a minimum cash balance of $130.8 million. Company A's indication of interest also noted that it would be able to quickly conclude its due diligence and be in a position to sign a definitive agreement with Accelrys within 30 days. Mr. Carnecchia e-mailed a copy of Company A's indication of interest to each member of the Accelrys Board. On October 18, 2013 (the last trading day before Mr. Carnecchia received Company A's indication of interest), Accelrys Common Stock closed at $9.65 per share on the NASDAQ stock market.

        On October 24 and 25, 2013, at a regularly scheduled meeting of the Accelrys Board, the Accelrys Board discussed Company A's indication of interest and concluded that the Accelrys Board was not supportive of the offer of $11.50 per share of Accelrys Common Stock. Next, the Accelrys Board and the senior management of Accelrys discussed the significant challenges Accelrys was facing in renewing sales orders. The Accelrys management team advised the Accelrys Board that, although Accelrys had met its revenue and earnings per share guidance, it had not achieved its internal sales orders forecasts for the third quarter of 2013 and the management team was growing more concerned that Accelrys would be challenged in reaching its internal sales orders forecasts for the fourth quarter of 2013.

        On October 30, 2013, Accelrys issued a press release after the close of the NASDAQ stock market announcing its financial results for the quarter ended September 30, 2013. On October 31, 2013, Accelrys Common Stock closed at $9.35 per share on the NASDAQ stock market.

        On the morning of November 11, 2013, Mr. Carnecchia received a telephone call from Mr. de Tersant who told Mr. Carnecchia that Dassault Systèmes SA had continued interest in acquiring Accelrys and indicated that he would be sending a written indication of interest to that effect.

        In the afternoon of November 11, 2013, Mr. Carnecchia received a non-binding written indication of interest from Dassault Systèmes SA. Dassault Systèmes SA's indication of interest noted that Accelrys' year-to-date results were below the financial model that Accelrys had shared with Dassault Systèmes SA in 2012. However, Dassault Systèmes SA indicated that, notwithstanding the financial performance of Accelrys over the past year, Dassault Systèmes SA was willing to offer a purchase price of $11.50 in cash per share of Accelrys Common Stock, and indicated that it might be able to justify up to an additional $1.00 per share of consideration if Dassault Systèmes SA could confirm certain expectations regarding Accelrys' future prospects and potential synergies between Accelrys and Dassault Systèmes SA. The indication of interest also stated that Dassault Systèmes SA was prepared to proceed in two stages: a three-week process to validate certain financial assumptions about Accelrys, followed by a 30-day exclusivity period for confirmatory due diligence and the negotiation of customary definitive agreements, during which time Accelrys would agree not to directly or indirectly solicit, discuss, encourage or accept an alternative proposal for an acquisition of any portion of its business. On November 11, 2013, Accelrys Common Stock closed at $9.15 per share on the NASDAQ stock market.

        Between November 12 and 13, 2013, Mr. Carnecchia spoke to each member of the Accelrys Board. Given the written indications of interest Accelrys had received from Dassault Systèmes SA and Company A, the Accelrys Board determined that Accelrys should retain financial advisors to assist the Accelrys Board in reviewing the indications of interest and other strategic alternatives that might be reasonably available to Accelrys to increase stockholder value.

        On November 14 and 15, 2013, Messrs. Carnecchia and Piraino, together with Messrs. Larry Ferguson and Timothy Harkness, two additional members of the Accelrys Board, and in one instance Mr. van Ingen, interviewed three nationally-recognized financial advisory firms for the purpose of assisting Accelrys in reviewing the offers from Dassault Systèmes SA and Company A and to advise Accelrys on other potential strategic alternatives Accelrys might undertake in order to increase stockholder value. After meeting with representatives of each of the financial advisors, the Accelrys Board members and the Accelrys senior management team determined to recommend to the full Accelrys Board that Accelrys engage Morgan Stanley & Co. LLC ("Morgan Stanley") to serve as Accelrys' exclusive financial advisor in connection with reviewing and assessing the unsolicited indications of interest from Dassault Systèmes SA and Company A, as well as a review of other strategic alternatives reasonably available to Accelrys in an effort to increase stockholder value. Accelrys' decision to engage Morgan Stanley was based, in part, on Morgan Stanley's in-depth knowledge of the software industry in which Accelrys operates and its high-level contacts at many of the financial sponsors and strategic partners that would potentially be interested in pursuing an acquisition of Accelrys. In addition, Morgan Stanley's track record in providing strategic advice to software companies distinguished it from the other financial advisors Accelrys interviewed.

        On November 19, 2013, the Accelrys Board held a telephonic board meeting. Representatives of Paul Hastings were present and advised the Accelrys Board as to the scope of economic and other terms of the Morgan Stanley engagement letter. After discussion, the Accelrys Board approved the engagement of Morgan Stanley as Accelrys' exclusive financial advisor. In reaching its decision to engage Morgan Stanley, the Accelrys Board was made aware that Morgan Stanley had represented Dassault Systèmes SA in 1996 on its initial public offering and again in 2005 and 2006 on two acquisitions by Dassault Systèmes SA, but that Morgan Stanley had neither represented Dassault Systèmes SA nor received any fees from Dassault Systèmes SA in the past two years.

        On November 22, 2013, Mr. Carnecchia and Mr. de Tersant had a brief telephone conversation, during which Mr. Carnecchia confirmed he had received Dassault Systèmes SA's written indication of interest and that he would be reviewing such indication of interest with the Accelrys Board at its next regularly scheduled meeting.

        On November 25, 2013, Mr. de Tersant sent an initial due diligence request list to Mr. Carnecchia and set forth a proposed timeline which provided for meetings between the two companies and their respective representatives in early December 2013 for the purpose of conducting due diligence. On November 26, 2013, Messrs. Carnecchia and Piraino responded to Mr. de Tersant that they had received his request list and timeline, but that the Accelrys Board had not accepted Dassault Systèmes SA's offer of $11.50 per share, that other parties had expressed interest in a potential acquisition of Accelrys and that, in response to such interest, Accelrys was in the process of retaining a financial advisor to advise the Accelrys Board on strategic alternatives.

        On November 27, 2013, the Accelrys Board held a telephonic board meeting to discuss the indications of interest Accelrys had received from Dassault Systèmes SA and Company A. Representatives of Morgan Stanley and Paul Hastings were also present for the meeting. Representatives of Morgan Stanley reviewed for the Accelrys Board various approaches the Accelrys Board may want to consider in light of the unsolicited written indications of interest Accelrys had received from Dassault Systèmes SA and Company A. Representatives of Morgan Stanley reminded the Accelrys Board that the initial written indication of interest received from (i) Company A was for $11.50 per share in cash, and noted that representatives of Company A had verbally indicated to Mr. Carnecchia that Company A might be able to increase the offer nominally and (ii) Dassault Systèmes SA was for $11.50 per share in cash, which offer might be increased by up to $1.00 per share, depending on Dassault Systèmes SA's conclusions with respect to the future prospects of Accelrys and potential synergies between Accelrys and Dassault Systèmes SA, which would be determined after completion of due diligence. Representatives of Morgan Stanley then reviewed for the Accelrys Board various strategic alternatives the Accelrys Board may want to consider, including remaining as a standalone company, acquiring or combining with other companies in an effort to accelerate growth or an outright sale of Accelrys. In addition, the Accelrys Board discussed with representatives of Morgan Stanley and Paul Hastings certain process considerations in responding to the indications of interest Accelrys had received, including a rejection of such indications of interest, doing a confidential market check with a discrete, limited group of parties or engaging in a broad outreach to many strategic and financial parties, or foregoing a pre-signing market check altogether and entering into exclusivity with and obtaining a "go-shop" from one of the parties. Several members of the Accelrys Board expressed concern about conducting a broad outreach because such an approach would likely unduly distract management from the business and could result in an unwanted public disclosure. Representatives from Morgan Stanley also discussed with the Accelrys Board their views on specific strategic and financial buyers who might be potential acquirors of Accelrys, including large IT consolidators, design software companies, scientific technology companies, industrial automation companies and financial sponsors.

The Accelrys Board authorized the Accelrys management team and representatives of Morgan Stanley to respond to Company A and Dassault Systèmes SA and to further explore a potential transaction with each such party, while also reaching out to a limited number of other strategic parties and financial sponsors whom the Accelrys Board determined, after considering the advice of Morgan Stanley, would be most likely to seriously consider making an acceptable offer to acquire Accelrys.

        Between November 27, 2013 and December 9, 2013, representatives of Morgan Stanley contacted seven strategic parties (including Company B and Foros on behalf of Dassault Systèmes SA) and two financial sponsors with experience buying software companies (including Company A) and, based on preliminary feedback, ultimately sent a confidentiality agreement prepared by Paul Hastings on behalf of Accelrys to six of these entities (including Dassault Systèmes SA, Company A and Company B) that were anticipated to be interested and credible as potential bidders. During such time, representatives of Morgan Stanley had multiple calls with senior management representatives of each of the potential bidders to discuss the potential opportunity to acquire Accelrys and also sent publicly available information regarding Accelrys to such potential bidders.

        On December 6, 2013, representatives of Company C, a large publicly traded software company and one of the seven strategic parties contacted by Morgan Stanley, contacted representatives of Morgan Stanley and informed them that Company C was not interested in pursuing a transaction with Accelrys.

        On December 9, 2013, Accelrys announced the completion of its acquisition of Qumas Limited ("Qumas") for an aggregate purchase price of $50 million in cash, subject to working capital and other adjustments. On that day, Accelrys Common Stock closed at $8.93 per share on the NASDAQ stock market.

        On December 11, 2013 and December 12, 2013, Messrs. Carnecchia and Piraino and other representatives of Accelrys and Morgan Stanley met with Mr. de Tersant and other representatives of Dassault Systèmes SA and Foros at the offices of Morgan Stanley in New York to address Dassault Systèmes SA's due diligence requests and to update Dassault Systèmes SA on Accelrys' product pipeline, organization, strategy and financial outlook. At these meetings, representatives of Dassault Systèmes SA expressed, among other concerns, a growing concern with Accelrys' growth prospects.

        On December 14, 2013, representatives of Foros telephoned representatives of Morgan Stanley to summarize the conclusions from that week's due diligence session and discuss a process for Accelrys and Dassault Systèmes SA to progress toward a transaction. The representatives from Foros indicated that Dassault Systèmes SA had growing concern about Accelrys' growth prospects relative to the information provided by Accelrys, but that Dassault Systèmes SA would nevertheless work toward submitting a revised proposal. Foros also indicated that Dassault Systèmes SA would be sending a follow-up due diligence list to assist in Dassault Systèmes SA's further evaluation of a potential transaction. Representatives from Morgan Stanley communicated to Foros that Dassault Systèmes SA's previously proposed offer price of $11.50 per share was not acceptable to the Accelrys Board.

        During December 2013 and early January 2014, representatives of Paul Hastings and Morgan Stanley negotiated confidentiality agreements with each of Dassault Systèmes SA, Company A, Company B, Company D, a large publicly traded scientific technology company and one of the seven strategic parties contacted by Morgan Stanley, and Company E, a nationally-recognized financial sponsor with experience buying software companies and one of the two financial sponsors contacted by Morgan Stanley, and their respective advisors. Between December 3, 2013 and January 6, 2014, all five bidders entered into confidentiality agreements with Accelrys, each of which included a customary "standstill" provision.

        On December 16, 2013, representatives of Company A met with representatives of Accelrys and Morgan Stanley at Accelrys' offices in San Diego to discuss Accelrys' business, operations and financial performance.

        On December 18, 2013, representatives of Company E met with representatives of Accelrys and Morgan Stanley at Accelrys' offices in San Diego to discuss Accelrys' business, operations and financial performance.

        On December 18, 2013, representatives of Company F, a large publicly traded industrial company and one of the seven strategic parties contacted by Morgan Stanley, contacted representatives of Morgan Stanley to inform them that Company F was not interested in pursuing a transaction with Accelrys. On December 19, 2013, Company G, a large publicly traded scientific technology company and one of the seven strategic parties contacted by Morgan Stanley, contacted representatives of Morgan Stanley and informed them that Company G was also not interested in pursuing a transaction with Accelrys.

        On December 20, 2013, Accelrys announced that two of its previously acquired subsidiaries had entered into a settlement agreement with Borealis AG ("Borealis") in connection with an ongoing arbitration of a dispute related to certain software and professional services arrangements that Borealis claimed were not completed pursuant to the terms of the underlying agreement between such subsidiaries and Borealis during periods prior to Accelrys' acquisition of such subsidiaries in 2010. Under the settlement agreement, Accelrys made a one-time settlement payment, net of any tax withholding, to Borealis of $16.0 million (with approximately $10.1 million of such amount being covered by insurance). On December 20, 2013, Accelrys Common Stock closed at $9.61 per share on the NASDAQ stock market.

        On December 22, 2013, representatives of Morgan Stanley and representatives of Foros had a telephone call to discuss the process being undertaken by Accelrys and its advisors to solicit bids from other interested parties. During the call, representatives of Foros told representatives of Morgan Stanley that, while Dassault Systèmes SA still had concerns regarding Accelrys' future growth prospects, Dassault Systèmes SA intended to submit a revised proposal to Accelrys. In response, representatives of Morgan Stanley told the representatives of Foros that Dassault Systèmes SA's prior proposal of $11.50 per share of Accelrys Common Stock continued to be unacceptable to the Accelrys Board.

        On December 23, 2013, representatives of Morgan Stanley received a revised non-binding written indication of interest from Dassault Systèmes SA, along with a draft definitive agreement for a two-step acquisition involving a tender offer followed by a merger, confirmatory due diligence checklist, work flow and timeline schedule and form of exclusivity agreement. Such revised indication of interest provided that, in light of its due diligence findings with respect to Accelrys' expected 2013 performance and 2014 outlook, Dassault Systèmes SA was not willing to pay any additional consideration per share of Accelrys stock as it had indicated previously. Despite the inability to justify any additional consideration based on Accelrys' financial performance, however, the indication of interest stated that Dassault Systèmes SA was willing to pay $12.25 per share in cash only upon the firm conditions that (i) Accelrys would enter into a 21-day exclusivity period (commencing on January 3, 2014) with Dassault Systèmes SA and (ii) the parties would enter into and announce a definitive agreement for a two-step acquisition no later than January 24, 2014, which agreement would provide for certain deal protection measures, including "no-shop" and "matching rights" provisions and a "break-up" fee equal to 4% of Accelrys' equity value. Dassault Systèmes SA's revised indication of interest also provided that, if Accelrys did not accept the foregoing conditions, then Dassault Systèmes SA's offer would remain at $11.50 per share in cash. On December 23, 2013, Accelrys Common Stock closed at $9.58 per share on the NASDAQ stock market.

        On the morning of December 26, 2013, the Accelrys Board held a telephonic board meeting. During the meeting, representatives of Morgan Stanley reviewed for the Accelrys Board the conversations with each of Dassault Systèmes SA, Company A, Company B, Company D and Company E that Morgan Stanley had conducted since November 27, 2013. Representatives of Morgan Stanley then summarized Dassault Systèmes SA's revised indication of interest and the conditions thereto, noting that Dassault Systèmes SA's revised indication of interest at $12.25 per share was lower than the $12.50 per share that Dassault Systèmes SA had previously indicated it might be able to offer. Morgan Stanley noted that each of Company A, Company B, Company D and Company E had previously met with certain members of the senior management of Accelrys or were scheduled to have meetings in early January 2014. Representatives of Morgan Stanley informed the Accelrys Board that, over the last several weeks, Company A had indicated that, while it might be able to increase its offer price above $12.00 per share, it would not be prepared to increase its price to $13.00 per share. In addition, Morgan Stanley advised the Accelrys Board that Company E had indicated that it would not be willing to increase its offer price above $12.00 per share. Morgan Stanley also told the Accelrys Board that each of Company C, Company F and Company G had indicated that they were not interested in pursuing conversations with Accelrys with respect to a proposed acquisition, while Company H, a large publicly traded software company and one of the seven strategic parties contacted by Morgan Stanley, had not responded to Morgan Stanley about the potential opportunity to acquire Accelrys. Mr. Carnecchia then proposed to the Accelrys Board that Accelrys go back to Dassault Systèmes SA and present a counter-offer $13.00 per share of Accelrys Common Stock in exchange for providing Dassault Systèmes SA with the short period of exclusivity that Dassault Systèmes SA had requested, provided that if any other party with whom Accelrys was in active discussions offered more than $13.00 per share during such period, Accelrys would have a "fiduciary out" to the exclusivity with Dassault Systèmes SA with respect to such party and would be able to engage in negotiations with such party. In addition, Accelrys would condition granting such exclusivity to Dassault Systèmes SA on Dassault Systèmes SA's consent to a limited "go-shop" in the definitive agreement providing for a lower break-up fee if Accelrys were to terminate its agreement with Dassault Systèmes SA to pursue another transaction with any party currently engaged in transaction-related discussions with Accelrys. After discussing the advantages and disadvantages of taking this approach with representatives of Morgan Stanley and Paul Hastings, the Accelrys Board authorized representatives of Morgan Stanley and Mr. Carnecchia to respond to Dassault Systèmes SA as Mr. Carnecchia had proposed.

        In the afternoon of December 26, 2013, representatives of Morgan Stanley called representatives of Foros and told them that, while the Accelrys Board would like Dassault Systèmes SA to continue to participate in the sales process, the Accelrys Board would not agree to grant Dassault Systèmes SA exclusivity at a price of $12.25 per share. In addition, Morgan Stanley advised Foros that Accelrys had strong indications of interest from other parties and had due diligence meetings scheduled with such parties. As a counter-proposal, Morgan Stanley told Foros that the Accelrys Board would support moving forward exclusively with Dassault Systèmes SA under the following conditions: (i) a purchase price of $13.00 per share of Accelrys Common Stock; (ii) exclusive negotiations with Dassault Systèmes SA until January 24, 2014, as Dassault Systèmes SA had requested; (iii) a "go-shop" provision in the definitive agreement between the parties allowing Accelrys to contact any party currently engaged in transaction-related discussions with Accelrys and providing for a lower break-up fee if Accelrys were to terminate its agreement with Dassault Systèmes SA to pursue another transaction with any such party; and (iv) during the exclusivity period until January 24, 2014, Accelrys would be permitted to speak to another party if such party were to offer more than $13.00 per share. In addition, Morgan Stanley advised Foros that Accelrys would not continue discussions with Dassault Systèmes SA if its proposed price to proceed on a non-exclusive basis was still $11.50 per share.

        Over the following several days, representatives of Foros spoke with representatives of Morgan Stanley and acknowledged that Dassault Systèmes SA understood that the Accelrys Board was not prepared at that time to recommend a transaction at $11.50 per share but stated that Dassault Systèmes SA was unwilling at that stage to propose a transaction at a price of $13.00 per share. The representatives of Foros indicated that Dassault Systèmes SA was willing to continue working on a nonexclusive basis, but that Dassault Systèmes SA was stretching to justify a price of $12.25 per share price based on its due diligence to date.

        On each of December 30, 2013 and January 3 and 17, 2014, representatives of Company A participated in telephone calls with representatives of Accelrys to discuss due diligence matters.

        On January 6, 2014, Accelrys and Dassault Systèmes SA entered into a new confidentiality agreement, which contained a customary "standstill" provision.

        On January 8, 2014, Mr. de Tersant and Mr. Carnecchia had a telephone conversation to discuss Dassault Systèmes SA's due diligence process and proposed meetings between representatives of Accelrys and representatives of Dassault Systèmes SA in San Diego scheduled to start later that week. Later on January 8, 2014, Accelrys provided representatives of Dassault Systèmes SA, Company A, Company B, Company D and Company E access to the electronic data room in which Accelrys had posted substantial information related to its business, assets, liabilities, products, research and development projects, personnel, intellectual property, financial forecasts and other data and information deemed important by the Accelrys senior management team for a potential bidder to have sufficient information to make a valuation determination about Accelrys.

        On January 10, 2014, representatives of Company A again met with representatives of the Accelrys senior management team and Morgan Stanley to discuss Accelrys' business and financial forecasts.

        Also, between January 10, 2014 and January 16, 2014, representatives of Dassault Systèmes SA met with the senior management team and other representatives of Accelrys at the offices of Paul Hastings in San Diego and by conference call to discuss certain aspects of Accelrys' business, including information related to its strategy for approaching its customer market, products, research and development pipeline, sales and marketing functions, tax and legal matters, historical financial information and financial forecasts, and other information relevant to the valuation of Accelrys. During the meetings, Accelrys provided the representatives of Dassault Systèmes SA with additional information they had requested, which information was also posted to the electronic data room for other parties to review.

        Also during that time, certain senior management members of Accelrys met with representatives of Company A at the offices of Accelrys to provide them with additional information with respect to Accelrys, including financial diligence, product pipeline information, research and development information and other information that had been requested by Company A.

        On January 13, 2014, the Accelrys Board held a telephonic board meeting. Representatives from Morgan Stanley told the Accelrys Board that each of Dassault Systèmes SA, Company A, Company B, Company D and Company E were all still actively conducting due diligence and accessing the electronic data room, as well as having in-person meetings with the senior management team and other representatives of Accelrys. With respect to Dassault Systèmes SA, representatives of Morgan Stanley advised the Accelrys Board that Dassault Systèmes SA had indicated its desire to complete its diligence of Accelrys as soon as possible so that the Dassault Systèmes SA management team would be in a position to present a proposal to acquire Accelrys to the Dassault Systèmes SA board of directors on January 21, 2014. Morgan Stanley also noted that the representatives of Dassault Systèmes SA remained acutely focused on Accelrys' 2014 growth projections. With respect to Company A, Morgan Stanley noted that the level of due diligence activity in the electronic data room was substantial and that during meetings with Company A representatives, those representatives had focused their questions on product pipeline, sales infrastructure, sales force management issues and sales order renewal rates. Morgan Stanley stated that representatives of Company A had confirmed verbally that they understood that any offer from Company A had to be in the "mid-$12.00's" to be competitive, but that they had not yet indicated that they would submit an offer at that level. Instead, Company A had stated to representatives of Morgan Stanley that it had not yet provided an updated proposal on price because it wanted to first complete due diligence around Accelrys' 2014 financial forecast. With respect to Company E, representatives of Morgan Stanley noted that, while Company E had submitted a follow-up due diligence request, its representatives had not shown much activity in the electronic data room and seemed to be taking a more passive approach to the process. Finally, with respect to Company B and Company D, Morgan Stanley noted that both parties had been highly active in the electronic data room and were scheduled to have in-person due diligence meetings with representatives of Accelrys later in the week. Representatives of Morgan Stanley also noted that both Company B and Company D would have large teams of representatives at the meetings, including, with respect to Company D, its chief executive officer. Morgan Stanley then advised the Accelrys Board that each of the bidders (including Dassault Systèmes SA) had noted that, based on the information provided by Accelrys' senior management team, organic sales orders had declined in 2013. The Accelrys Board discussed the forecasts prepared by Accelrys' senior management team and the challenges Accelrys would face in growing its business. As a result of such discussion and in light of the feedback received from bidders, the Accelrys Board asked the senior management team to prepare an alternative forecast for the Accelrys Board to review that would represent a more probable financial outcome for Accelrys based on management's best estimate to date for the future growth of Accelrys, taking into account Accelrys' past performance history.

        On the afternoon of January 13, 2014, Paul Hastings delivered to Cravath Swaine & Moore LLP ("Cravath"), counsel to Dassault Systèmes SA, a revised draft of the proposed definitive agreement that Dassault Systèmes SA had provided to Accelrys. This revised draft proposed, among other things, a break-up fee of 2.25% of Accelrys' equity value.

        On January 15, 2014, Accelrys posted its own draft definitive merger agreement, which had been prepared by Paul Hastings as an "auction draft" to be provided to all potential bidders (initially including Dassault Systèmes SA, until such time as the decision was made to revise the draft previously prepared and provided by Cravath on behalf of Dassault Systèmes SA) to the electronic data room and invited each of Company A, Company B, Company D and Company E to provide comments to such draft. Also on January 15, 2014, certain members of Accelrys' senior management team met with representatives of Company B in Morgan Stanley's offices in San Francisco to provide Company B's management team with certain financial and other information about Accelrys.

        On the morning of January 16, 2014, representatives of Company D met separately with the senior management team and other representatives of Accelrys (including Morgan Stanley) at the offices of Paul Hastings in San Diego to conduct further due diligence. During such meetings, representatives of Morgan Stanley indicated to the representatives of Company D that (i) Accelrys was expecting to receive an indication of interest (including an offer price per share) as promptly as practicable following the conclusion of the meetings and (ii) Company D had been afforded equal access to all information contained in Accelrys' electronic data room as the other potential bidders, except in the case of competitively sensitive information.

        Also on January 16, 2014, representatives of Company E advised representatives of Morgan Stanley that Company E was no longer interested in pursuing discussions regarding an acquisition of Accelrys. Company E's representatives noted that they were unwilling to acquire Accelrys at a price over $12.00 per share and that they understood that the Accelrys Board would not entertain offers below such price.

        On January 17, 2014, Mr. Carnecchia had a call with representatives of Company A to further discuss the operating and financial performance of Accelrys.

        Also on January 17, 2014, representatives of Paul Hastings and representatives of Cravath engaged in negotiations related to Accelrys' comments on the revised definitive agreement that Paul Hastings had sent to Cravath.

        On January 20, 2014, Messrs. Charlès and de Tersant contacted Mr. Carnecchia to discuss Dassault Systèmes SA's continued commitment to moving forward quickly with a transaction with Accelrys. At this point, Mr. Charlès asked Mr. Carnecchia if the Accelrys management team was committed to stay with the combined company and, although no specific terms were discussed, asked Mr. Carnecchia if he would agree to remain as the chief executive officer of Accelrys after the closing of the transaction.

        Also on January 20, 2014, Cravath delivered to Paul Hastings a revised draft of the proposed definitive agreement on behalf of Dassault Systèmes SA. The revised draft proposed, among other things, a break-up fee of 4% of Accelrys' equity value.

        On January 21, 2014, representatives of Company A advised representatives of Morgan Stanley that, after undertaking a substantial due diligence review of Accelrys, Company A had concluded that it would not be able to support a price per share for Accelrys above its original $11.50 offer.

        On January 23, 2014, Mr. Carnecchia received from Dassault Systèmes SA a revised, written non-binding proposal to acquire Accelrys. The revised proposal indicated that Dassault Systèmes SA's view was that Accelrys had been fully valued at $11.50 per share, but that Dassault Systèmes SA was willing to raise its price to $12.25 per share in cash in return for Accelrys' agreeing to work expeditiously with Dassault Systèmes SA toward the signing of a definitive agreement. The revised proposal was conditioned on entering into a mutually acceptable definitive agreement providing for a break-up fee of 3.75% of Accelrys' equity value by January 29, 2014, and upon the negotiation of a satisfactory post-closing employment agreement with Mr. Carnecchia to continue leading the Accelrys business. Dassault Systèmes SA also noted in its revised proposal that, while the Accelrys Board had previously offered to enter into exclusive negotiations with at a price per share of $13.00, Dassault Systèmes SA could not support a price approaching that level, even in return for exclusivity. Dassault Systèmes SA also expressly highlighted that Accelrys' total 2013 sales order performance was below the 2013 internal operating plan for sales orders that had been provided to Dassault Systèmes SA, despite several acquisitions that Accelrys had undertaken in prior periods. Dassault Systèmes SA expressed substantial concerns in the revised proposal about Accelrys' ability to deliver 2014 growth in-line with both Accelrys' management estimates and current analysts' estimates. In conection with Dassault Systèmes SA's proposal, Cravath delivered to Paul Hastings a further revised draft of the proposed definitive agreement. Mr. Carnecchia sent the revised proposal to each member of the Accelrys Board.

        Also on January 23, 2014, Morgan Stanley received from Company D a written non-binding proposal to acquire Accelrys for $12.20 per share, which proposal indicated that Company D needed five weeks to complete its due diligence and that, depending on the results of such due diligence review, the $12.20 offer price could be revised either negatively or positively. Morgan Stanley sent the proposal to Mr. Carnecchia, who circulated it to each member of the Accelrys Board. On January 23, 2014, Accelrys Common Stock closed at $10.47 per share on the NASDAQ stock market.

        On January 24, 2014, the Accelrys Board held a telephonic board meeting. During the meeting, representatives of Morgan Stanley summarized for the Accelrys Board the ongoing discussions and negotiations with third parties related to a potential sale of Accelrys. Referring to certain presentation materials previously provided to the Accelrys Board, the Morgan Stanley representatives advised the Accelrys Board that representatives of Morgan Stanley were continuing to work with Accelrys' senior management team to respond to due diligence requests from each of Dassault Systèmes SA, Company B and Company D. In addition, representatives of Morgan Stanley also mentioned that they continued to request guidance from each of such parties as to the price per share each such party would be willing to offer in connection with an acquisition of Accelrys. Morgan Stanley's representatives advised the Accelrys Board that Dassault Systèmes SA had largely completed its due diligence review and, on January 23, 2014, had provided a revised, written non-binding proposal to acquire Accelrys for $12.25 per share in cash, which price was conditioned on: (i) the parties entering into a definitive agreement by January 29, 2014 and announcing a transaction by January 30, 2014;

(ii) a termination fee equal to 3.75% of Accelrys' equity value; and (iii) the negotiation of a satisfactory post-closing employment agreement with Mr. Carnecchia to continue leading the Accelrys business. It was also noted that the revised proposal from Dassault Systèmes SA was accompanied by a detailed day-by-day work plan to meet the required timing for the signing and announcement of the transaction and a final due diligence request list. Representatives of Morgan Stanley advised the Accelrys Board that, following receipt of the revised proposal, Morgan Stanley had questioned representatives of Foros as to whether the $12.25 price was the highest price Dassault Systèmes SA was willing to offer and that representatives of Foros told them that Dassault Systèmes SA would not be willing to increase its offer in any material way and that the timing of the signing and announcement of the proposed transaction remained important to Dassault Systèmes SA. Morgan Stanley advised the Accelrys Board that Company D had also submitted a written non-binding proposal to acquire Accelrys for $12.20 per share, which proposal indicated that Company D needed five weeks to complete its due diligence and that, depending on the results of such due diligence review, the $12.20 offer price could be revised either negatively or positively. Morgan Stanley's representatives further advised the Accelrys Board that they had pressed Company D on the requested five-week due diligence period and, while representatives of Company D had responded orally that it might be possible to shorten the due diligence period, Company D still needed no less than three to four weeks to complete its review, in part due to the need to engage outside consultants to assist in such review. Representatives of Morgan Stanley also informed the Accelrys Board that Company A had orally indicated to Morgan Stanley that, after undertaking a substantial due diligence review of Accelrys, it had concluded that it would not be able to support a price per share for Accelrys above its original $11.50 offer. In addition, representatives of Morgan Stanley informed the Accelrys Board that Company E had indicated to Morgan Stanley that Company E would be willing to engage in further discussions and due diligence to work toward a transaction at a price between $10.00 and $12.00 per share, but that Company E was unable to pay a price in excess of $12.00 per share for Accelrys. Finally, with respect to Company B, representatives of Morgan Stanley reported that, while representatives of Company B continued to evaluate the potential opportunity to acquire Accelrys, Company B had not yet submitted an offer.

        Mr. Piraino next reviewed for the Accelrys Board two management-prepared operating forecasts, which forecasts excluded any contribution from Qumas. Such forecasts consisted of (i) the operating forecast that was shared with each of the potential bidders and (ii) an alternative operating forecast prepared by Accelrys' senior management based on the request of the Accelrys Board at the Accelrys Board meeting held on January 13, 2014. Mr. Piraino also noted that the key difference between the original forecast and the alternative forecast was a downward adjustment of sales orders of $10 million, which Mr. Piraino believed, after having performed more year-end due diligence, was a more probable goal for Accelrys if it remained a standalone entity. Several members of Accelrys' senior management team advised the Accelrys Board that, while they remained positive about the continuing expansion of Accelrys' professional services, there was execution risk around being able to generate new sales orders to replace any falloff of sales orders for Accelrys' legacy products. Representatives of Morgan Stanley advised the Accelrys Board that, in discussions with each of the bidders, the lack of sales order growth had been a meaningful issue for each bidder and that Dassault Systèmes SA had expressly identified this issue in their revised January 23rd non-binding proposal as a factor that impaired their valuation of Accelrys. As a result, members of the Accelrys Board discussed the growth-rate challenges and execution risk inherent in Accelrys' business. Next, representatives of Morgan Stanley presented to the Accelrys Board their preliminary views on the valuation of Accelrys. At this point, and taking into account the recommendations of senior management of Accelrys and the advice of representatives of Morgan Stanley, the Accelrys Board directed Accelrys' senior management and its advisors to continue the discussions and negotiations with each bidder in an effort to try and improve the price per share being offered by each bidder. Specifically, with respect to Dassault Systèmes SA, and after significant discussion regarding the strategy for encouraging Dassault Systèmes SA to raise its offer, the Accelrys Board authorized representatives of Morgan Stanley to indicate to Dassault Systèmes SA that there were multiple bids within a tight price range and that Dassault Systèmes SA had to increase its offer to no less than $12.50 per share and agree to a break-up fee equal to 3.25% of Accelrys' enterprise value before the Accelrys Board would be willing to support a transaction with Dassault Systèmes SA.

        On January 25, 2014, representatives of Morgan Stanley communicated to representatives of Foros that in order for the Accelrys Board to be supportive of a deal with Dassault Systèmes SA, Dassault Systèmes SA needed to increase its offer to no less than $12.50 per share and agree to a break-up fee equal to 3.25% of Accelrys' enterprise value, which was approximately $21.9 million.

        Also on January 25, 2014, representatives of Morgan Stanley contacted Company D on behalf of Accelrys and requested that Company D (i) increase its offer price above the $12.20 per share previously indicated in Company D's written non-binding proposal dated January 23, 2014 and (ii) commit to completing its remaining due diligence with respect to Accelrys within a two-week timeframe.

        On the afternoon of January 26, 2014, representatives of Morgan Stanley spoke with representatives of Company D. The Company D representatives told Morgan Stanley that, while Company D remained interested in a potential transaction if Accelrys did not reach agreement with another bidder, Company D was not prepared to complete its due diligence on an accelerated timeframe and would not be able to increase its offer price above $12.20 per share without doing significantly more due diligence.

        On the morning of January 27, 2014, representatives of Foros informed representatives of Morgan Stanley that the timing with respect to the signing and announcement of the transaction continued to be very important to Dassault Systèmes SA and that Dassault Systèmes SA was highly focused on maintaining the timeline that it had proposed in connection with its revised, written non-binding proposal dated January 23, 2014. Foros also indicated that Dassault Systèmes SA valued certainty that, once announced, a transaction with Accelrys would close in a timely manner and thus Dassault Systèmes SA was asking for a $25 million break-up fee. Finally, Foros informed Morgan Stanley that if Accelrys could deliver on the timeline and agree to the $25 million break-up fee, Dassault Systèmes SA would be prepared to meet the Accelrys Board's asking price of $12.50 per share.

        On January 27, 2014, the Accelrys Board held a telephonic board meeting. Representatives of Morgan Stanley summarized for the Accelrys Board the status of conversations and negotiations with each of Dassault Systèmes SA, Company B and Company D. With respect to Dassault Systèmes SA, representatives of Morgan Stanley advised the Accelrys Board that Morgan Stanley had communicated to Foros on January 25, 2014 that the Accelrys Board would support an offer of $12.50 per share and would be willing to agree to a break-up fee of $21.8 million. Morgan Stanley advised the Accelrys Board that earlier in the day Foros had orally informed Morgan Stanley that Dassault Systèmes SA would be prepared to agree to a price of $12.50 per share, but such offer was expressly conditioned on: (i) the parties' entering into a definitive agreement and announcing a transaction no later than opening of the Euronext Paris market on Thursday, January 30, 2014; and (ii) Accelrys' agreeing to a break-up fee of $25 million. Representatives of Morgan Stanley and Paul Hastings advised the Accelrys Board that a $25 million break-up fee was equal to approximately 3.34% of Accelrys' equity value and 3.75% of Accelrys' enterprise value, and was within the norms for a transaction of this size. Morgan Stanley also informed the Accelrys Board that the representatives of Foros had made it clear to the representatives of Morgan Stanley that Dassault Systèmes SA's proposal was a package proposal and that, if the requested timing on entering into a definitive agreement and announcing a transaction was not met, Dassault Systèmes SA's offer to acquire Accelrys would be withdrawn. In addition, representatives of Morgan Stanley stated to the Accelrys Board that, according to Foros, Dassault Systèmes SA continued to want to commence a dialog with Mr. Carnecchia regarding the terms of a satisfactory post-closing employment agreement with Mr. Carnecchia to continue leading the Accelrys business.

        Representatives of Morgan Stanley then reported to the Accelrys Board that, in recent conversations with Company D, Company D indicated that it was not prepared to increase its offer of $12.20 per share and would still need a significant amount of time to complete its remaining due diligence of Accelrys. With respect to Company B, representatives of Morgan Stanley reported that, despite receiving repeated indications that Accelrys fully intended to move forward with an alternative transaction if Company B did not submit a preemptive offer within a short amount of time, Company B had not responded with any offer to acquire Accelrys.

        Representatives of Paul Hastings then advised the Accelrys Board on the status of negotiations with Cravath with respect to the definitive agreement with Dassault Systèmes SA. After the Accelrys Board requested that all representatives of Morgan Stanley leave the meeting, representatives of Paul Hastings then reminded the Accelrys Board that Morgan Stanley had represented Dassault Systèmes SA in 1996 on its initial public offering and again in 2005 and 2006 on two acquisitions by Dassault Systèmes SA, but that Morgan Stanley had neither represented Dassault Systèmes SA nor received any fees from Dassault Systèmes SA in the past two years. Accordingly, representatives of Paul Hastings advised the Accelrys Board that there did not appear to be any present conflict of interest as a result of Morgan Stanley's past relationships with Dassault Systèmes SA.

        Between January 25, 2014 and January 29, 2014, representatives of Paul Hastings and representatives of Cravath engaged in numerous calls with respect to due diligence matters and negotiations on the definitive agreement. In addition, commencing on the afternoon of January 27, 2014, Mr. Carnecchia, Mr. de Tersant and representatives of Cravath and Paul Hastings engaged in telephone calls and negotiations relating to a post-closing employment agreement with Mr. Carnecchia to continue leading the Accelrys business.

        On the afternoon of January 29, 2014, the Accelrys Board held a telephonic meeting. Representatives of Paul Hastings summarized for the Accelrys Board the process undertaken by Accelrys' senior management team, Morgan Stanley and Paul Hastings in connection with the potential sale of Accelrys and advised the Accelrys Board of its fiduciary duties. Representatives of Paul Hastings then reviewed for the Accelrys Board the material terms of the proposed Offer and the Merger Agreement, including a detailed discussion regarding the deal protection measures Dassault Systèmes SA had negotiated as a condition to signing the Merger Agreement. Such representatives explained the "fiduciary termination right" that had been negotiated on behalf of Accelrys and explained to the Accelrys Board that the provision would allow, subject to the satisfaction of certain conditions (including the payment of a $25 million break-up fee and the extension of a "matching right" in favor of Dassault Systèmes SA), the Accelrys Board to terminate the Merger Agreement to proceed with a superior proposal from a third party.

        Representatives of Morgan Stanley then made a presentation to the Accelrys Board regarding the financial analyses performed by Morgan Stanley of the Offer Price, detailing the forecasts, assumptions and various valuation methodologies used by Morgan Stanley to evaluate the Offer Price and noting that such methodologies included analyses of historical trading ranges, analysts price targets, public trading comparables, discounted equity valuations, discounted cash flow, precedent transactions and leveraged buyout analyses. Morgan Stanley also rendered its oral opinion to the Accelrys Board, which opinion was subsequently confirmed in writing later that day, that as of the date of Morgan Stanley's opinion and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price was fair, from a financial point of view, to the stockholders of Accelrys (the "Morgan Stanley Opinion"). The full text of the Morgan Stanley Opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in connection with such Morgan Stanley Opinion, is attached as Annex B to this Schedule 14D-9. For a more complete discussion of the Morgan Stanley Opinion, see "—Opinion of Accelrys' Financial Advisor." Representatives of Morgan Stanley also advised the Accelrys Board that Morgan Stanley would receive a fee of $1.5 million upon announcement of the Offer and the Merger and would also receive approximately an additional $7.8 million upon the closing of the Transactions. After further discussion among the meeting participants, the Accelrys Board unanimously approved the Merger Agreement and the consummation of the Transactions.

        On January 29, 2014, Mr. Carnecchia and Mr. de Tersant had numerous telephone conversations with respect to the Summary of Terms, which was entered into by Mr. Carnecchia and Purchaser later on January 29, 2014 and which provides, among other things, that the consummation of the Transactions, which will collectively cause Accelrys to become a non-publicly traded subsidiary of Parent, will not in and of itself give Mr. Carnecchia the right to terminate his employment for Good Reason, as defined in his Employment Agreement, and provides that Mr. Carnecchia and Purchaser will use their good faith efforts to enter into other agreements with respect to the other terms contained in the Summary of Terms regarding Mr. Carnecchia's continuing as Chief Executive Officer of Accelrys.

        Late in the evening Pacific Time on January 29, 2014 (which was the morning Central European Time on January 30, 2014), Accelrys and Dassault Systèmes SA entered into the Merger Agreement and issued a press release describing the proposed transaction. On January 29, 2014 (the last trading day prior to the public announcement of the Merger Agreement), Accelrys Common Stock closed at $9.72 per share on the NASDAQ stock market.

        On February 6, 2014, a putative class action lawsuit was filed in the Court of Chancery of the State of Delaware by a purported stockholder of Accelrys, on behalf of the stockholders of Accelrys, challenging the proposed Transactions. The lawsuit names Accelrys, the members of the Accelrys Board, Parent and Purchaser as defendants. The complaint generally alleges, among other things, that the members of the Accelrys Board breached their fiduciary duties to the Accelrys stockholders in connection with the proposed Transactions by undertaking a flawed process that failed to maximize stockholder value, and that Parent and Purchaser aided and abetted the alleged breach of fiduciary duties. The complaint seeks, among other things, (i) preliminary and permanent injunctive relief enjoining the defendants from consummating the Transactions pursuant to the terms of the Merger Agreement, (ii) damages and (iii) recovery of attorneys' fees and other fees and costs.

Reasons for the Accelrys Board's Recommendation

        In evaluating the Merger Agreement and the Transactions, the Accelrys Board consulted with representatives of Accelrys' senior management, Morgan Stanley and Paul Hastings. The Accelrys Board also consulted with Paul Hastings regarding the Accelrys Board's fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and the Transactions.

        In reaching its unanimous determination that the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, Accelrys and its stockholders and making its unanimous recommendation that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Accelrys Board considered a number of factors, including the following material factors and benefits of the Transactions:

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  Offer Price; Premium to the Trading Price of Accelrys Common Stock.  The Accelrys Board considered the fact that the Offer Price represented a:

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  28.6% premium over the closing price of the Shares on January 29, 2014, the last trading day before the public announcement that the parties had entered into the Merger Agreement;

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  27.8% premium over the volume-weighted average trading prices of the Shares for the 30-day period ending on January 29, 2014; and

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    18.3% premium over the highest trading price of the Shares during the 12-month period ending on January 29, 2014.

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  Cash Consideration; Certainty of Value.  The Accelrys Board considered the fact that the form of consideration payable to Accelrys stockholders will be cash, which will provide Accelrys stockholders with certainty of value and immediate liquidity, while reducing the market and long-term business risks, including risks related to our future growth prospects in light of our historical operating results, as described below.

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  No Financing Condition.  The Accelrys Board considered the fact that Parent and Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement without obtaining third-party financing and that the Transactions are not subject to a financing condition.

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  Negotiations with Parent.  The Accelrys Board considered its belief that, after extensive negotiations with representatives of Parent, Accelrys obtained the highest price that Parent is willing to pay for Accelrys, as evidenced in part by Accelrys' ability to increase the Offer Price relative to Parent's initial offer of $11.50 per share. The Accelrys Board also considered the numerous changes in the terms and conditions of the Merger Agreement from the version initially proposed by Parent that were favorable to Accelrys, leading to its belief that the Offer Price was Parent's best and final offer and that the terms of the Merger Agreement include the most favorable terms to Accelrys and its stockholders to which Parent was willing to agree.

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  Market Check; Alternative Proposals.  The Accelrys Board considered its view that Accelrys, with the assistance of Morgan Stanley, identified and contacted a significant number of potential acquisition partners, including financial sponsors, large IT consolidators and companies in the design software, industrial automation and scientific technology industries, to obtain the best value reasonably available to Accelrys stockholders. The Accelrys Board also considered the fact that, while there were preliminary discussions and meetings with several potential third party acquirors, each of those potential acquirors, other than Parent, ultimately indicated that they were either not interested in acquiring Accelrys or not willing to pay a price per share as high or higher than the Offer Price.

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  Strategic Alternatives.  The Accelrys Board considered the potential benefits of business combination transactions with alternative bidders and its assessment with respect to the ability of alternative bidders to engage in a business combination transaction with Accelrys on terms and conditions superior to those of the Merger Agreement, including the perceived risks and the anticipated timing and likelihood of completing such transactions, the Accelrys Board also considered the possibility of continuing as an independent company. Based on the pricing, timing, availability of financing and other terms and conditions communicated by alternative bidders, and the operational and financial risks associated with continuing as an independent company, the Accelrys Board ultimately determined that the Transactions were more favorable to Accelrys stockholders than any other strategic alternative reasonably available to Accelrys, including continuing as an independent company.

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  Opinion and Analyses of Accelrys' Financial Advisor.  The Accelrys Board considered the oral opinion of Morgan Stanley delivered to the Accelrys Board, which was subsequently confirmed in writing, that, as of January 29, 2014, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Morgan Stanley, as set forth in the written opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Morgan Stanley, dated as of January 29, 2014, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference; see also "—Opinion of Accelrys' Financial Advisor".

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  Operating and Financial Condition and Prospects.  The Accelrys Board considered the current and historical financial condition, results of operations, competitive position, business strategy, strategic options and the future growth prospects of Accelrys, including certain financial forecasts described more fully below, and assessed a range of possible values to Accelrys stockholders associated with continuing to operate Accelrys as a standalone company, particularly in light of (i) the failure of Accelrys to meet certain components of its operating plan on more than one occasion in several recent fiscal periods, (ii) the anticipated time horizon over which it would take Accelrys to achieve its operating plan, including the possibility that doing so would require a significant restructuring of the business during that time, (iii) the substantial continued and anticipated declines in sales of legacy products and the potential effects of such declines on future operating performance and results, (iv) the mature and intensely competitive nature of the industries in which Accelrys markets its products and (v) the other factors set forth in Accelrys' Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as well as the risks and other factors set forth from time to time in Accelrys' other filings with the SEC, including the disclosures set forth in the section entitled "Risk Factors" in those filings.

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  Conditions to Consummation of the Merger; Likelihood of Closing the Merger.  The Accelrys Board considered the strong likelihood that the Merger will be consummated if the Acceptance Time occurs, given that the same conditions apply to the consummation of the Merger as apply to the consummation of the Offer and that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger as soon as practicable following the Acceptance Time without a meeting of the Accelrys stockholders.

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  Terms of the Merger Agreement.  The Accelrys Board considered the terms and conditions of the Merger Agreement, including, but not limited to:

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  the right of Accelrys, under certain circumstances and subject to certain conditions, to furnish non-public information to and participate in discussions with third parties in response to certain written proposals relating to alternative acquisition transactions;

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  the right of the Accelrys Board, under certain circumstances and subject to certain conditions, to withdraw or change its recommendation in favor of the Transactions if the failure to do so would be inconsistent with its fiduciary duties in the following circumstances: (i) the Company receives an alternative acquisition proposal that the Accelrys Board determines in good faith, after consultation with Accelrys' outside counsel and independent financial advisor, constitutes a superior proposal; or (ii) the occurrence or existence following the date of the Merger Agreement of a material event or circumstance that was not known to the Accelrys Board as of the date of the Merger Agreement (or if known, the consequences of which were not known to the Accelrys Board as of the date of the Merger Agreement);

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  the belief of the Accelrys Board that the $25,000,000 termination fee, representing approximately 3.34% of the equity value of the Company at the Offer Price, was reasonable in the context of comparable transactions, particularly given the discussions with multiple other potential acquirors that were held in advance of the execution of the Merger Agreement; and

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  the conditions to the Offer, including the fact that the Offer is conditioned upon there being validly tendered into the Offer and not validly withdrawn prior to the then-scheduled Expiration Date a number of Shares that represents at least a majority of (i) the total issued and outstanding Shares immediately prior to the Acceptance Time, plus (ii) all Shares that may be issued upon the vesting, conversion, settlement or exercise of all then outstanding options, warrants or securities convertible into or exchangeable for Shares (the

      "Minimum Tender Condition"), which Minimum Tender Condition, if satisfied, would demonstrate strong support of the Accelrys stockholders for the Transactions.

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  Appraisal Rights.  The Accelrys Board considered the availability of appraisal rights under the DGCL to Accelrys stockholders who do not tender their Shares in the Offer and comply with all of the required procedures for perfecting appraisal rights under the DGCL, including the fact that such stockholders will have the right to demand appraisal and payment of the fair value of their Shares as determined by the Delaware Court of Chancery. See Item 8—"Additional Information—Appraisal Rights" for more information.

        The Accelrys Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Transactions, including the following:

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  No Participation in Future Growth or Earnings.  The Accelrys Board considered that if the Transactions are consummated, Accelrys stockholders will receive the Offer Price in cash and will no longer have the opportunity to participate in any potential future earnings or growth of Accelrys or the combined company or to benefit from any potential future appreciation in the value of Accelrys Common Stock, including any value that could be achieved if Accelrys were to in future strategic or other transactions.

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  Disruption of Accelrys' Business.  The Accelrys Board considered the effect of a public announcement of the Transactions on Accelrys' operations, stock price and employees and its ability to attract and retain key management, scientific, research and sales personnel while the Offer and the Merger are pending and the potential adverse effects on the financial results of Accelrys as a result of that disruption.

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  Interim Restrictions on Operation of Accelrys' Business.  The Accelrys Board considered that, under the terms of the Merger Agreement, Accelrys has agreed that it will conduct its business in the ordinary course consistent with past practice and, subject to specified exceptions, that Accelrys will not undertake various actions related to the conduct of its business without the prior written consent of Parent. The Accelrys Board further considered that these provisions may limit Accelrys' ability to pursue business opportunities that it would otherwise pursue.

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  No Solicitation.  The Accelrys Board considered the fact that the Merger Agreement precludes Accelrys from actively soliciting alternative acquisition proposals and only allows it and the Accelrys Board to interact with third parties with respect to unsolicited alternative acquisition proposals under certain circumstances and subject to certain conditions, in each case as described above.

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  Effect of Failure to Complete the Transactions.  The Accelrys Board considered the possibility that the Transactions might not be consummated, including the adverse effects that a failure to consummate the Transactions could have on Accelrys' business, the market price for Accelrys Common Stock and Accelrys' relationships with customers and employees, including the fact that (i) Accelrys' directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions; (ii) Accelrys will have incurred significant transaction costs; (iii) the market's perception of Accelrys' prospects could be adversely affected; and (iv) Accelrys' continuing business relationships may be disrupted.

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  Regulatory Matters.  The Accelrys Board considered the regulatory approvals that may or would be required to consummate Transactions and the prospects for receiving any such approvals, if necessary. The Accelrys Board considered the fact that (i) the parties would be required to use their respective reasonable best efforts to satisfy the closing conditions relating to certain regulatory matters, including by making required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder

    (the "HSR Act") and in Germany and Austria and by submitting a voluntary joint filing of notice of the Transactions to The Committee on Foreign Investments in the United States ("CFIUS"), and taking certain actions necessary to prevent the commencement of any proceeding or the issuance of any judgment by any governmental entity that would delay or prohibit consummation of the Transactions and (ii) no party will be obligated to sell, hold separate or dispose of any business or assets, or to agree to take any such action over certain thresholds, as set forth in the Merger Agreement.

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  No Reverse Termination Fee.  The Accelrys Board considered the fact that Parent will be able to terminate the Merger Agreement under certain circumstances that may be outside of the Company's control, without the payment of any reverse termination fee to Accelrys.

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  Tax Treatment.  The Accelrys Board considered the fact that an all-cash transaction will be taxable to the Accelrys stockholders for U.S. federal income tax purposes.

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  Interests of Management.  The Accelrys Board considered the fact that Accelrys' directors and executive officers have interests in the Offer and the Merger that may be different from or in addition to their interests as Accelrys stockholders.

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  Litigation.  The Accelrys Board considered the risk of stockholder lawsuits against Accelrys and/or the Accelrys Board in connection with the Merger Agreement.

        After considering these factors, the Accelrys Board concluded that the positive factors relating to the Merger Agreement and the Transactions substantially outweighed the risks and potentially negative factors.

        The foregoing discussion of information and factors considered by the Accelrys Board is not exhaustive and only includes the material factors considered by the Accelrys Board in connection with its evaluation of the Merger Agreement and the Transactions. In view of the wide variety of factors considered by the Accelrys Board and the complexity of these matters, the Accelrys Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Accelrys Board evaluated the factors described above and reached consensus that the Merger Agreement and the Transactions were advisable and fair to, and in the best interests of, Accelrys and its stockholders. In considering the factors described above, individual members of the Accelrys Board may have given different weights to different factors.

Intent to Tender

        As of January 28, 2014, the directors and executive officers of Accelrys, as a group, beneficially owned an aggregate of 587,671 Shares (excluding for this purpose shares of Accelrys Common Stock underlying Accelrys Options), representing approximately one percent of the then-outstanding Shares. To the knowledge of Accelrys, after reasonable inquiry, the directors and executive officers of Accelrys currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them into the Offer (other than Shares as to which such holder does not have discretionary authority).

Opinion of Accelrys' Financial Advisor

        We retained Morgan Stanley to provide us with financial advisory services in connection with our consideration of strategic alternatives, including a potential sale of Accelrys, and to render a financial opinion in connection with a possible sale of Accelrys. Morgan Stanley is an internationally recognized investment banking and advisory firm. The Accelrys Board selected Morgan Stanley to act as our financial advisor based on Morgan Stanley's qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in our industry and its knowledge of our business and affairs. At a meeting of the Accelrys Board on January 29, 2014, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, that as of January 29, 2014, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in the written opinion, the consideration to be received by the holders of shares of Accelrys Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. No limitations were imposed by the Accelrys Board with respect to the investigations made or procedures followed by Morgan Stanley in rendering its opinion. The opinion was approved by a fairness opinion committee of Morgan Stanley.

        The full text of the written opinion of Morgan Stanley, dated as of January 29, 2014, is attached to this Schedule 14D-9 as Annex B. We urge you to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley's opinion is directed to the Accelrys Board and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of Accelrys Common Stock pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspects of the Offer and the Merger and does not constitute a recommendation to any Accelrys stockholder as to whether to tender Shares into the Offer, or whether to take any other action with respect to the Offer and the Merger. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

        In connection with rendering its opinion, Morgan Stanley, among other things:

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  reviewed certain publicly available financial statements and other business and financial information of Accelrys;

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  reviewed certain internal financial statements and other financial and operating data concerning Accelrys;

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  reviewed certain financial projections prepared by our management;

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  discussed the past and current operations and financial condition and the prospects of Accelrys with our senior executives;

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  reviewed the reported prices and trading activity for Accelrys Common Stock;

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  compared our financial performance and the prices and trading activity of Accelrys Common Stock with that of certain other publicly traded companies comparable with Accelrys and its securities;

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  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

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  participated in certain discussions and negotiations among representatives of Accelrys, Parent, and their financial and legal advisors;

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  reviewed a draft of the Merger Agreement and certain related documents; and

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  performed such other analyses and reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

        In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by us and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of our management of the future financial performance of Accelrys. In addition, Morgan Stanley assumed that the Offer and the

Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer and the Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Accelrys and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of our officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of Accelrys Common Stock in the Offer and the Merger. Morgan Stanley did not make any independent valuation or appraisal of our assets or liabilities, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, January 29, 2014. Events occurring after January 29, 2014 may affect Morgan Stanley's opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

        The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its opinion to the Accelrys Board. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley's opinion. The following summary is not a complete description of Morgan Stanley's opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The various analyses summarized below were based on the closing price of $9.72 per share of Accelrys Common Stock as of January 29, 2014, the last full trading day prior to the meeting of the Accelrys Board to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the Transactions, and is not necessarily indicative of current market conditions.

Historical Trading Range Analysis

        Morgan Stanley performed a trading range analysis with respect to the historical share prices of Accelrys Common Stock. Morgan Stanley reviewed the range of closing prices of Accelrys Common Stock for various periods ending on January 29, 2014. Morgan Stanley observed the following:

Period Ending January 29, 2014	Range of Closing Prices
Last 1 Month	$9.51 - 10.57
Last 3 Months	$8.84 - 10.57
Last 6 Months	$8.72 - 10.57
Last 12 Months	$7.98 - 10.57

        Morgan Stanley observed that Accelrys Common Stock closed at $9.72 on January 29, 2014 (the last full trading day prior to the meeting of the Accelrys Board to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the Transactions). Morgan Stanley noted that the consideration per Share of $12.50 pursuant to the Merger Agreement reflected a

28.6% premium to the closing price per share of Accelrys Common Stock on January 29, 2014, a 27.8% premium to the average closing price per share of Accelrys Common Stock for the 30 days prior to and including January 29, 2014, a 31.7% premium to the average closing price per share of Accelrys Common Stock for the 60 days prior to and including January 29, 2014, and a 18.3% premium to the high closing price per share of Accelrys Common Stock for the last twelve months prior to and including January 29, 2014.

Equity Research Price Target Analysis

        Morgan Stanley reviewed and analyzed future public market trading price targets for Accelrys Common Stock prepared and published by equity research analysts prior to January 29, 2014 (the last full trading day prior to the meeting of the Accelrys Board to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the Transactions). These one year forward targets reflected each analyst's estimate of the future public market trading price of Accelrys Common Stock and were not discounted to reflect present values. The range of undiscounted analyst price targets for Accelrys Common Stock was $9.75 to $13.00 per share as of January 29, 2014, and Morgan Stanley noted that the median undiscounted analyst price target was $11.50 per share.

        The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for Accelrys Common Stock, and these estimates are subject to uncertainties, including the future financial performance of Accelrys and future financial market conditions.

Public Trading Comparables Analysis

        Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for Accelrys with comparable publicly available consensus equity analyst research estimates for selected companies that share similar business characteristics such as those that provide software as a service and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (we refer to these companies as the "comparable companies"). These companies were the following:

Selected Life Sciences Tools Companies

  •
  Agilent Technologies, Inc.

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  PerkinElmer, Inc.

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  Thermo Fisher Scientific Inc.

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  Waters Corporation

Selected Midcap Software Companies

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  Actuate Corporation

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  MicroStrategy Incorporated

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  Pegasystems Inc.

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  Progress Software Corporation

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  The Sage Group plc

        For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value, which Morgan Stanley defined as fully diluted market capitalization plus total debt less cash and cash equivalents, to revenue, EBITDA and EPS estimates prepared and published by equity research analysts for calendar years 2014 and 2015, of each of these companies for comparison purposes.

        Based on its analysis of the relevant metrics for each of the comparable companies Morgan Stanley selected representative ranges of revenue, EBITDA and EPS multiples and applied these ranges of multiples to the estimated revenue, EBITDA and EPS multiples for Accelrys. For purposes of this analysis and other analyses described below, Morgan Stanley utilized two sources of estimated revenue, EBITDA and EPS for our company for calendar years 2014 and 2015 that were prepared by our management over the same time period, which we refer to as the management Case A and management Case B and which are more fully described in "—Certain Financial Estimates and Forecasts".

        Based on the outstanding shares of Accelrys Common Stock on a fully diluted basis (including outstanding Accelrys Options and Accelrys RSUs) as of January 29, 2014, Morgan Stanley calculated the estimated implied value per share of Accelrys Common Stock as of January 29, 2014 as follows:

Calendar Year Financial Statistic	Comparable Company Multiple Range	Implied Value Per Share of Accelrys Common Stock
Management Case A
Aggregate Value to Estimated 2014 Revenue	2.5x - 3.5x	$10.25 - $13.55
Aggregate Value to Estimated 2014 EBITDA	11.0x - 16.0x	$9.88 - $13.46
Price to Estimated 2014 EPS	15.0x - 22.5x	$6.52 - $9.77
Management Case B
Aggregate Value to Estimated 2014 Revenue	2.5x - 3.5x	$9.85 - $12.99
Aggregate Value to Estimated 2014 EBITDA	11.0x - 16.0x	$8.20 - $11.07
Price to Estimated 2014 EPS	15.0x - 22.5x	$5.00 - $7.51

        No company utilized in the public trading comparables analysis is identical to Accelrys. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Accelrys' and Morgan Stanley's control, such as the impact of competition on our businesses and the industry generally, industry growth and the absence of any adverse material change in our financial condition and prospects of Accelrys or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Precedent Transactions Analysis

        Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that share some characteristics with the Offer and the Merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for select software sector transactions with a value of $250 million to $1,000 million occurring between January 1, 2008 and January 29, 2014. The following is a list of the transactions reviewed:

Selected Technology Sector Transactions (Target / Acquiror)

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  Activant Solutions Inc. / Apax Partners, L.P. (April 2011)

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  Convio, Inc. / Blackbaud, Inc. (January 2012)

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  Deltek, Inc. / Thoma Bravo, LLC (August 2012)

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  DemandTec, Inc. / International Business Machines Corporation (December 2011)

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  DivX, Inc. / Sonic Solutions (June 2010)

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  Epicor Software Corporation / Apax Partners Worldwide LLP (April 2011)

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  i2 Technologies, Inc. / JDA Software Group, Inc. (November 2009)

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  ILOG S.A. / International Business Machines Corporation (July 2008)

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  Infogroup Inc. / CCMP Capital Advisors, LLC (March 2010)

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  Interwoven, Inc. / Autonomy Corporation plc (January 2009)

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  Keynote Systems, Inc. / Thoma Bravo, LLC (June 2013)

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  Magma Design Automation, Inc. / Synopsys, Inc. (November 2011)

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  MKS Inc. / Parametric Technology Corporation (April 2011)

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  MModal Inc. / One Equity Partners LLC (July 2012)

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  Moldflow Corporation / Autodesk, Inc. (May 2008)

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  MSC.Software Corporation / Symphony Technology Group, LLC (July 2009)

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  Phase Forward Inc. / Oracle Corporation (April 2010)

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  Renaissance Learning, Inc. / Permira Funds (August 2011)

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  Retalix Ltd. / NCR Corporation (November 2012)

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  Secure Computing Corporation / McAfee, Inc. (September 2008)

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  SonicWALL, Inc. / Investor Group (June 2010)

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  Unica Corporation / International Business Machines Corporation (August 2010)

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  Vignette Corporation / Open Text Corporation (May 2009)

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  Websense, Inc. / Vista Equity Partners (May 2013)

        For each transaction listed above, Morgan Stanley noted the following financial statistics where available: (i) the multiple of aggregate value of the transaction to next twelve months estimated revenue; (ii) implied premium to the acquired company's closing share price on the last trading day prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news); (iii) implied premium to the acquired company's 30 trading day average closing share price prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news); and (iv) implied premium to the acquired company's last twelve month high closing share price prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news).

        Based on its analysis of the relevant metrics and time frame for each of the transactions listed above, Morgan Stanley selected representative ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant financial statistic for Accelrys. For purposes of estimated next twelve months revenue, Morgan Stanley utilized estimates included in the street case. The following table summarizes Morgan Stanley's analysis:

Precedent Transactions Financial Statistic	Representative Range	Implied Value Per Share of Accelrys Common Stock
Management Case A
Aggregate Value to Estimated Next Twelve Months Revenue	1.2x - 4.0x	$5.76 - $15.20
Management Case B
Aggregate Value to Estimated Next Twelve Months Revenue	1.2x - 4.0x	$5.55 - $14.56
Premia
Premium to 1-Day Prior Closing Share Price	15.0% - 50.0%	$11.18 - $14.58
Premium to 30-Day Average Closing Share Price	15.0% - 60.0%	$11.25 - $15.65
Premium to Last Twelve Month High Closing Share Price	(10.0%) - 25.0%	$9.51 - $13.21

        No company or transaction utilized in the precedent transactions analysis is identical to Accelrys or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond our control. These include, among other things, the impact of competition on our business or the industry generally, industry growth and the absence of any adverse material change in our financial condition or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. The fact that points in the range of implied present value per share of Accelrys derived from the valuation of precedent transactions were less than or greater than the Offer Price is not necessarily dispositive in connection with Morgan Stanley's analysis of the Offer Price, but one of many factors Morgan Stanley considered.

Discounted Cash Flow Analysis

        Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company. Morgan Stanley calculated a range of implied equity values per share for Accelrys Common Stock based on estimates of future cash flows from management Case A and management Case B. For the analysis utilizing management Case A and management Case B, projections through 2016 were based on management projections, and projections for 2017 through 2023 were developed by Morgan Stanley and approved for use in Morgan Stanley's valuation analyses by Accelrys management by an extrapolation of 2016 estimates in the management projections based on 2016 growth and margin performance in the management cases to reach a steady state margin and growth profile by 2023. Morgan Stanley calculated the net present value of free cash flows for Accelrys for the years 2014 through 2023 and calculated terminal values in the year 2023 based on a terminal perpetual growth rate ranging from 1.0% to 3.0%. These values were discounted to present values as of December 31, 2013 at a discount rate ranging from 8.3% to 9.4%, based on Accelrys' estimated cost of equity, to calculate an aggregate value for Accelrys.

        The following table summarizes Morgan Stanley's analysis:

Implied Present Value Per Share of Accelrys Common Stock
Management Case A	$9.58 - $13.04
Management Case B	$6.52 - $8.69

Discounted Equity Value Analysis

        Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future equity value of a company as a function of the company's estimated future earnings. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value for such company's potential future equity value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per share of Accelrys Common Stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2015 and 2016 earnings per share estimates from management Case A and management Case B. Morgan Stanley applied a range of price to earnings per share multiples to these estimates and applied a discount rate of 8.3%, which rate was selected based on Accelrys' estimated cost of equity.

        The following table summarizes Morgan Stanley's analysis:

	Comparable Company Representative Multiple Range	Implied Present Value Per Share of Accelrys Common Stock
Calendar Year 2015 and 2016 Earnings per Share
Management Case A	15.0x - 22.5x	$7.10 - $11.71
Management Case B	15.0x - 22.5x	$5.19 - $8.81

Illustrative Leveraged Buyout Analysis

        Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of Accelrys. Morgan Stanley assumed a transaction date of January 1, 2014 and a total debt to last twelve months pro forma EBITDA ratio of 6.5x. Last twelve months pro forma EBITDA for this analysis included 2013 EBITDA pro forma contribution for the Qumas acquisition and assumed public company savings. Morgan Stanley also assumed a subsequent exit transaction by the financial sponsor at December 31, 2018 with a valuation of Accelrys realized by the financial sponsor in such subsequent exit transaction calculated utilizing a range of aggregate value to last twelve months pro forma EBITDA ratios from 10.0x to 13.0x. In preparing this analysis, Morgan Stanley utilized projections from management Case A and management Case B. Projections through 2016 were based on management projections, and projections for 2017 through 2023 were developed by Morgan Stanley and approved for use in Morgan Stanley's valuation analyses by Accelrys management by an extrapolation of 2016 estimates in the management projections based on 2016 growth and margin performance in the management cases to reach a steady state margin and growth profile by 2023. The implied acquisition price per share that could be paid by a financial sponsor for purposes of this analysis was based on a target range of annualized internal rates of return for the financial sponsor of 15% to 25%.

        The following table summarizes Morgan Stanley's analysis:

Implied Value Per Share of Accelrys Common Stock
Management Case A	$9.23 - $13.04
Management Case B	$8.14 - $11.05

General

        In connection with the review of the Offer and the Merger by the Accelrys Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Accelrys. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Accelrys. These include, among other things, the impact of competition on Accelrys' business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Accelrys, or the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of shares of Accelrys Common Stock pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated January 29, 2014, to the Accelrys Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Accelrys Common Stock might actually trade.

        The consideration to be received by the holders of shares of Accelrys Common Stock pursuant to the Merger Agreement was determined through arm's-length negotiations between Accelrys and Parent and was approved by the Accelrys Board. Morgan Stanley provided advice to the Accelrys Board during these negotiations but did not, however, recommend any specific consideration to Accelrys or the Accelrys Board or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. Morgan Stanley's opinion does not address the relative merits of the Offer and the Merger as compared to any alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley's opinion expressed no opinion or recommendation as to whether the Accelrys stockholders should tender Shares into the Offer.

        Morgan Stanley's opinion and its presentation to the Accelrys Board was one of many factors taken into consideration by the Accelrys Board in deciding to approve, adopt and authorize the Merger Agreement and the Transactions. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Accelrys Board with respect to the consideration pursuant to the Merger Agreement or of whether the Accelrys Board would have been willing to agree to different consideration. Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley's customary practice.

        Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, securities underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other financings, and valuations for corporate, estate and other purposes. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, or may trade or otherwise structure and effect transactions, for their own account or for the accounts of their customers, in debt or equity securities or loans of Accelrys and Dassault Systèmes SA, or any other company, or any currency or commodity, that may be involved in the Transactions, or any related derivative instrument.

        Under the terms of its engagement letter, Morgan Stanley provided the Accelrys Board with financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex B, in connection with the Offer and the Merger, and Accelrys has agreed to pay Morgan Stanley a fee of $9,347,386 million for its services, $7,847,386 million of which is contingent upon the consummation of the Offer. Accelrys has also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Accelrys has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley's engagement.

        Morgan Stanley previously represented Dassault Systèmes SA in 1996 in connection with its initial public offering, and again represented Dassault Systèmes SA in 2005 and 2006 in connection with two acquisitions by Dassault Systèmes SA. The Accelrys Board was informed of the foregoing past relationships between Morgan Stanley and Dassault Systèmes SA prior to the date of Morgan Stanley's opinion. In the two years prior to the date of its opinion rendered in connection with the Offer and the Merger, Morgan Stanley has not provided financial advisory services or financing services for Accelrys, Dassault Systèmes SA or Parent. Morgan Stanley may seek to provide such services to Accelrys, Dassault Systèmes SA and Parent in the future and would expect to receive fees for the rendering of these services.

Certain Financial Estimates and Forecasts

        Accelrys does not, as a matter of course, publicly disclose financial estimates, long-term forecasts or internal projections as to future performance, earnings or other results, and we are particularly concerned with making such estimates, forecasts and projections due to the inherent unpredictability of the underlying assumptions and estimates. However, Accelrys has in the past provided limited annual guidance with respect to non-GAAP revenue and non-GAAP diluted earnings per share and has from time to time provided updates to such guidance in connection with its quarterly financial reporting.

        In connection with the analysis of the Transactions, Accelrys' senior management prepared certain financial estimates and forecasts, as more fully described below. These financial estimates and forecasts were developed to facilitate Accelrys' strategic discussions and for use by the Accelrys Board in connection with its evaluation of the Transactions in comparison to the prospects of continuing as a standalone company. In addition, the financial estimates and forecasts were provided to Morgan Stanley for use in connection with the preparation of its fairness opinion delivered to the Accelrys Board and the related financial analyses conducted by Morgan Stanley. As part of the due diligence review of Accelrys in connection with the Transactions, the financial estimates and the Case A forecast scenario described below were also provided to potential acquirors, including Parent and Purchaser. The Case B forecast scenario described below was provided to the Accelrys Board and to Morgan Stanley in January 2014 but was not provided to any of the potential acquirors.

        We have included below a summary of the financial estimates and forecasts to provide you with access to certain non-public information that was furnished to the Accelrys Board, Morgan Stanley and other third parties, including Parent and Purchaser, in connection with the Transactions.

Important Information About the Financial Estimates and Forecasts

        Accelrys' senior management believes the financial estimates and forecasts were prepared in good faith and on a reasonable basis based on the best and most accurate information available to them at the time of their preparation and reflecting their best estimates, assumptions and judgments at the time. However, such financial estimates and forecasts are not actual results and should not be relied upon as being necessarily indicative of actual results for the periods presented. In particular, the financial forecasts, while presented with numerical specificity, were based on numerous estimates and assumptions that are inherently uncertain and involve judgments with respect to, among other factors, future economic, competitive, regulatory and financial market conditions and matters specific to the business including future business decisions, all of which are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under the section entitled "Cautionary Statement Regarding Forward-Looking Statements". Such factors are difficult or impossible to predict accurately and, in many cases, are beyond Accelrys' control.

        As the financial forecasts reflect subjective judgments in many respects, they are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial forecasts constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the financial forecasts, including, but not limited to, Accelrys' performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in the Accelrys' reports filed with the SEC. None of Accelrys, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that the financial estimates and forecasts will be realized or that actual results will not be significantly higher or lower than the financial estimates and forecasts. The financial forecasts cover multiple years and therefore by their nature become less reliable with each successive year. In addition, the financial estimates and forecasts were not prepared and are not presented with a view toward public disclosure, nor toward complying with the published guidelines of the SEC regarding forward-looking statements. Likewise, such financial estimates and forecasts were not prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP") and are instead presented consistent with Accelrys' historical presentation of its non-GAAP operating results. As a result, in the case of the financial estimates and forecasts (i) Non-GAAP revenue includes deferred revenue fair value adjustment, (ii) Adjusted EBITDA is earnings that includes deferred revenue fair value adjustment, net royalty income, and acquisition-related cost of revenue, and excludes depreciation expense, purchased intangible asset amortization, stock-based compensation expense, and business consolidation, restructuring and headquarter-relocation costs, and (iii) Non-GAAP earnings per share includes deferred revenue fair value adjustment and acquisition-related cost of revenue, and excludes purchased intangible asset amortization, stock-based compensation expense, business consolidation, restructuring and headquarter-relocation costs, gain on sale of intellectual property, amortization of note receivable discount and other costs. Non-GAAP earnings per share also reflect an effective pro-forma tax rate of 40%. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. In addition, non-GAAP financial measures used by one company may be different from non-GAAP financial measures used by other companies. Given the nature of the financial estimates and forecasts and, in the case of the forecasts, the extended period over which Accelrys projected its operations, Accelrys believes that it is not possible to quantify with any meaningful level of precision all of the amounts that would be required to be identified for purposes of providing a reconciliation of such financial estimates and forecasts with comparable GAAP financial measures, which are potentially subject to even greater volatility based on unpredictable future events.

        The inclusion of the following summary of the financial estimates and forecasts in this Schedule 14D-9 should not be regarded as an indication that Accelrys, Morgan Stanley, Parent and Purchaser, or anyone else who received the financial estimates and forecasts then considered, or now considers, such estimates and forecasts to be predictive of actual results for the periods presented, and should not be relied on as such. By including such summary in this Schedule 14D-9, neither Accelrys nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the performance of Accelrys as compared to the information contained in such financial estimates and forecasts. None of Accelrys or its affiliates, officers, directors, advisors or other representatives has made any representation to Parent or

Purchaser, in the Merger Agreement or otherwise, concerning the financial estimates and forecasts. In addition, such financial estimates and forecasts were prepared during the periods described above and have not been updated to reflect any changes or events occurring after the date they were prepared, including, as applicable, the transactions contemplated by the Merger Agreement or the announcement thereof. Furthermore, the financial estimates and forecasts do not take into account any applicable effect of the failure of the transactions described in the Merger Agreement to occur and should not be viewed as accurate or continuing in that context. Accelrys undertakes no obligation, except as required by law, to update or otherwise revise the financial estimates and forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

        In light of the information and qualifications described above, stockholders are strongly cautioned not to place undue, if any, reliance on the financial estimates and forecasts. Without limiting the generality of the foregoing, the following summary of the financial estimates and forecasts is expressly not intended to influence any stockholder's decision whether to accept the Offer and to tender their Shares pursuant to the Offer.

Certain Financial Estimates for 2013

        In connection with the analysis of the Transactions, Accelrys' senior management prepared certain financial estimates for 2013. Such financial estimates included full year results for Accelrys on a standalone basis for the fiscal year ended December 31, 2013, which estimates were based on actual unaudited results for the three quarters to September 30, 2013 and estimates for the fourth quarter ended December 31, 2013, excluding the impact of the Qumas acquisition (which was completed in December 2013). Non-GAAP revenue for the year ended December 31, 2013 was estimated to be $176 million, Adjusted EBITDA was estimated to be $37 million and Non-GAAP earnings per share was estimated to be $0.36.

        The financial estimates also included full year results for Qumas on a standalone basis for the fiscal year ended December 31, 2013, which estimates were based on (i) actual unaudited results prepared by Qumas management for the three quarters to September 30, 2013, (ii) estimates prepared by Qumas management for the period from October 1, 2013 to December 8, 2013 and (iii) estimates prepared by Accelrys senior management for the period from December 9, 2013 to December 31, 2013. Non-GAAP revenue for the year ended December 31, 2013 was estimated to be $21 million and Adjusted EBITDA was estimated to be $3 million. As we previously announced on December 9, 2013, it is expected that the acquisition of Qumas will be neutral to Accelrys' Non-GAAP earnings per share for the year ended December 31, 2013 based on $1 - 2 million in estimated Non-GAAP revenue contribution for the period from December 9, 2013 to December 31, 2013.

Certain Financial Forecasts for 2014 Through 2016

        In addition to the financial estimates described above, Accelrys' senior management prepared two separate internal financial forecasts of Accelrys' anticipated future operating results as a standalone entity, in each case excluding the impact of the Qumas acquisition, for the fiscal years 2014 through 2016, which we refer to as the "standalone forecast" and the "adjusted standalone forecast". Management also prepared a separate forecast of the anticipated future operating results of Qumas for 2014 through 2016, which we refer to as the "Qumas forecast". The combination of the standalone forecast and the Qumas forecast is referred to as the "Case A" scenario, and the combination of the adjusted standalone forecast and the Qumas forecast is referred to as the "Case B" scenario.

        Case A:    The Case A scenario, which includes pro forma estimates for the acquisition of Qumas, assumes rapid growth in core and acquired revenue streams and a slowing decline in legacy revenue.

The Case A scenario also assumes Adjusted EBITDA margins increase to 22% in 2014 and to 24% by 2016.

	Fiscal Year Ending December 31, (numbers in millions, except per share amounts)
	2014E	2015E	2016E
Non-GAAP Revenue	$211	$234	$263
Adjusted EBITDA	$46	$53	$63
Non-GAAP Earnings Per Share	$0.43	$0.51	$0.61

        Case B:    The Case B scenario, which also includes pro forma estimates for the acquisition of Qumas, assumes Adjusted EBITDA margins decrease to 18% in 2014 and increase to 20% by 2016.

	Fiscal Year Ending December 31, (numbers in millions, except per share amounts)
	2014E	2015E	2016E
Non-GAAP Revenue	$201	$217	$236
Adjusted EBITDA	$36	$40	$48
Non-GAAP Earnings Per Share	$0.33	$0.37	$0.46

        The financial estimates and forecasts should be evaluated, if at all, in conjunction with the information regarding Accelrys contained elsewhere in this Schedule 14D-9 and in the Offer to Purchase and the historical financial statements and other information regarding Accelrys contained in Accelrys' public filings with the SEC.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        Accelrys retained Morgan Stanley as its financial advisor in connection with the evaluation of certain indications of interest received by Accelrys from third parties with respect to a potential acquisition of Accelrys, and to explore other strategic alternatives that might lead to a possible sale of Accelrys. Information pertaining to the retention of Morgan Stanley is set forth in Item 4—"The Solicitation or Recommendation—Opinion of Accelrys' Financial Advisor" and Item 4—"The Solicitation or Recommendation—Background and Reasons for the Accelrys Board's Recommendation" of this Schedule 14D-9. Morgan Stanley has provided an opinion to the Accelrys Board that, as of January 29, 2014 and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. A copy of Morgan Stanley's opinion is filed as Annex B to this Schedule 14D-9 and is incorporated herein by reference. Morgan Stanley provided its opinion for the information of the Accelrys Board in connection with its consideration of the Transactions. The opinion of Morgan Stanley does not constitute a recommendation to any Accelrys stockholder as to whether such stockholder should tender its Shares into the Offer.

        Pursuant to the terms of Morgan Stanley's engagement, for financial advisory services rendered in connection with the Transactions, Accelrys has agreed to pay Morgan Stanley a fee of $9,347,386 in the aggregate, $1,500,000 of which was paid to Morgan Stanley upon announcement of the execution of the Merger Agreement and the remainder of which is payable upon the consummation of the Offer. In addition, Accelrys has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses incurred in connection with its services, including the fees and disbursements of counsel and other professional advisors, and to indemnify Morgan Stanley for certain liabilities relating to or arising out of the engagement.

        Neither Accelrys nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Accelrys stockholders on its behalf concerning the Transactions, except that such solicitations or recommendations may be made by directors, officers or employees of Accelrys, for which no additional compensation will be paid.

Item 6.    Interests in Securities of the Subject Company.

        No transactions with respect to the shares of Accelrys Common Stock have been effected by Accelrys or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (if applicable)	Nature of Transaction
Mollie Hunter	December 30, 2013	6,242(1)	—	Vesting of Accelrys RSUs

(1)
Represents the receipt of 10,000 shares of Accelrys Common Stock upon vesting and settlement of outstanding Accelrys RSUs, and the disposition of 3,758 shares to pay required withholding taxes.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule 14D-9, Accelrys is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of Accelrys' securities by Accelrys, any subsidiary of Accelrys or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Accelrys or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets by Accelrys or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Accelrys.

        Accelrys has agreed that from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the Effective Time, Accelrys, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit, initiate or knowingly encourage or facilitate any proposal or inquiry that constitutes, or is reasonably likely to lead to, an alternative acquisition proposal. In addition, Accelrys has agreed to certain procedures that it must follow in the event it receives an unsolicited acquisition proposal. The information set forth in Section 11—"The Transaction Agreements—The Merger Agreement—Company Takeover Proposals; Board Recommendation" of the Offer to Purchase is incorporated herein by reference.

        Except as described above or otherwise set forth in this Schedule 14D-9 or as incorporated herein by reference, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information.

Golden Parachute Compensation

Background

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Transactions. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Transaction-related compensation payable to our named executive officers.

        Messrs. Carnecchia, Piraino, Gray, Hiraoka, Pedersen and Ms. Hunter are Accelrys' named executive officers, as more fully described in the Information Statement attached to this Schedule 14D-9 as Annex A. Accelrys has entered into employment agreements and/or other employment arrangements with each of its named executive officers. Mr. Carnecchia and Mr. Piraino are entitled to "double-trigger" severance payments and benefits upon a termination of employment if their employment is terminated by Accelrys without Cause or by them for Good Reason within the period commencing two months prior to, and extending to 18 months following, the occurrence of a Change of Control; provided, however, that pursuant to the Summary of Terms, Mr. Carnecchia agreed that the consummation of the Transactions, which will collectively cause Accelrys to become a non-publicly traded subsidiary of Parent, will not in and of itself give Mr. Carnecchia the right to terminate his employment for Good Reason under clause (ii) of the definition of Good Reason (i.e., a material diminution of duties or conditions) contained in his Employment Agreement. The severance payments and benefits are conditioned on the executive officer executing and not revoking a separation and release agreement and release of all claims in favor of Accelrys and, for certain payments and benefits, the executive's continued compliance with certain confidentiality, non-competition, non-solicitation and non-disparagement provisions contained in such executive's Employment Agreement. The non-competition, non-solicitation and non-disparagement provisions included in Messrs. Carnecchia's and Piraino's Employment Agreements apply for the period during which such executive is receiving severance payments and benefits pursuant to the terms of the Employment Agreement. The severance payments and benefits payable to Messrs. Carnecchia and Piraino will be made under the terms of the Employment Agreements as described above in Item 3—"Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Directors and Executive Officers of Accelrys—Employment Agreements with Change of Control Provisions", which terms are incorporated herein by reference.

        Mr. Carnecchia is also entitled to "double-trigger" accelerated vesting of his outstanding equity awards if his employment is terminated by Accelrys without Cause or by him for Good Reason within the period commencing two months prior to, and extending to 18 months following, the occurrence of a Change of Control.

        If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a "Change of Control" under the terms of the Employment Agreements with Messrs. Carnecchia and Piraino.

        Consistent with the terms of Accelrys' equity incentive plans, which generally provide for full acceleration of equity awards to the extent they are not assumed, continued or substituted in a corporate transaction, under the terms of the Merger Agreement, each outstanding (i) Accelrys Option will be canceled and converted into the right to receive an amount in cash equal to (a) the excess, if any, of (1) the Offer Price minus (2) the exercise price per share of Accelrys Common Stock subject to such Accelrys Option, multiplied by (b) the number of shares of Accelrys Common Stock subject to such Accelrys Option immediately prior to the Effective Time; and (ii) unvested Accelrys RSU will be canceled and converted into the right to receive an amount in cash equal to the product of (a) the number of shares of Accelrys Common Stock subject to each such Accelrys RSU immediately prior to the Effective Time and (b) the Offer Price. See Item 3—"Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Directors and Executive Officers of Accelrys—Treatment of Accelrys Options" and Item 3—"Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Directors and Executive Officers of Accelrys—Treatment of Accelrys RSUs".

        In addition, pursuant to the Merger Agreement, all amounts allocated to a named executive officer's account under the Accelrys ESPP as of the day immediately prior to the day on which the Effective Time occurs will be used to purchase from Accelrys whole Shares at the applicable price determined under the terms of the Accelrys ESPP for the then-outstanding offering periods using such date as the final purchase date for each such offering period and each Share purchased under the Accelrys ESPP will be automatically converted into the right to receive the Offer Price on the same terms and conditions as all other Shares. See Item 3—"Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Directors and Executive Officers of Accelrys—Termination of the Employee Stock Purchase Plan".

Aggregate Amounts of Potential Compensation

        The table below summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from Accelrys if the Offer is consummated (including the value of payments made with respect to the cash-out of Accelrys Options, Accelrys RSUs and shares of Accelrys Common Stock acquired pursuant to the Accelrys ESPP on the Purchase Date) and, for certain payments and benefits, if the named executive officer thereafter incurs a termination of employment under certain circumstances, as discussed below. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are made in lieu of information not currently available and, as a result, the actual amounts, if any, to be received by the named executive officers may differ in material respects from the amounts set forth below.

        For purposes of calculating such potential golden parachute compensation, we have assumed that (i) the Offer Price remains equal to $12.50 per Share, (ii) the Offer is consummated on March 14, 2014, including with respect to calculating the portion of equity awards subject to accelerated vesting based on holdings as of January 28, 2014, (iii) Messrs. Carnecchia and Piraino will incur a termination of employment by Accelrys without Cause or by the executive for Good Reason immediately following consummation of the Offer and (iv) that none of our other named executive officers will incur a termination of employment at the time of the Transactions.

Name	Cash ($)(1)(2)	Equity ($)(3)	Pension/ NQDC(4)	Perquisites/ Benefits ($)(5)	Tax Reimbursement ($)(6)	Other ($)	Total ($)
Max Carnecchia	1,874,600	9,388,743	—	17,100	—	—	11,280,443
Michael A. Piraino	795,675	2,834,263	—	17,100	—	—	3,647,038
Jason Gray	—	1,020,520	—	—	—	—	1,020,520
Scott Hiraoka	—	1,666,062	—	—	—	—	1,666,062
Mollie Hunter	—	1,645,615	—	—	—	—	1,645,615
Leif Pedersen	—	1,025,784	—	—	—	—	1,025,784

(1)
Consists of "double trigger" payments for Messrs. Carnecchia and Piraino under their respective Employment Agreements, which will be paid if the executive's employment is terminated by Accelrys without Cause or by the executive for Good Reason within the period commencing two months prior to, and extending to 18 months following, the consummation of the Offer (Good Reason and Cause are defined in their respective Employment Agreements), consisting of the following payments by the Company (with all amounts based on a termination date of March 14, 2014), the first two components of which, described in clauses (i) and (ii) below, are contingent on the executive's compliance with confidentiality, non-compete, non-solicitation and non-disparagement obligations for the period during which the executive is receiving such severance payments and benefits (unless the executive obtains the Company's consent to such activity) and all of which are contingent on the executive's execution of a separation and release agreement and release of all claims in favor of Accelrys: (i) an amount equal to twice such executive's then-current base salary, payable in equal monthly installments over a period of one year following the date of termination; (ii) for Mr. Carnecchia, an amount equal to twice his then-current target bonus amount under the MIP, and, for Mr. Piraino, an amount equal to his then-current target bonus amount under the MIP, in each case payable in equal monthly installments over a period of one year following the date of termination; and (iii) for Mr. Carnecchia only, an amount equal to the incentive bonus that he otherwise would have been entitled to receive under the MIP for the then-current fiscal year, prorated based on the number of full months during such fiscal year that he was employed with Accelrys, payable as a lump sum. Note that at the time of filing of this Schedule 14D-9, salaries for the 2014 fiscal year and bonus amounts under the MIP for the 2013 fiscal year had not yet been determined, nor had the MIP for the 2014 fiscal year been adopted; therefore, the salary and bonus-related severance payment amounts provided are only estimates based on 2013 salaries and targets, assuming maximum achievement of such targets.

Name	Severance Salary	Severance Pro- Rata Bonus	Severance Bonus	Total
Max Carnecchia	$865,200	$144,200	$865,200	$1,874,600
Michael A. Piraino	636,540	—	159,135	795,675
(2)
None of the named executive officers are entitled to any "single trigger" cash payments in connection with the Transactions.

(3)
Consists of the following consideration payable in respect of the following equity rights, which, to the extent unvested, will vest pursuant to "single trigger" acceleration under the applicable Accelrys equity plans in connection with the Transactions and will be canceled pursuant to the Merger Agreement, and the holder thereof will become entitled to receive the following amounts based on: (a) for Accelrys Options, (i) the excess, if any, of (y) the Offer Price minus (z) the exercise price per share of Accelrys Common Stock subject to such Accelrys Option, multiplied by (ii) the number of shares of Accelrys Common Stock subject to such Accelrys Option immediately prior to the Effective Time; (b) for unvested Accelrys RSUs, the product of (i) the number of shares of Accelrys Common Stock subject to such Accelrys RSUs immediately prior to the Effective Time and (ii) the Offer Price; and (c) for the Accelrys ESPP, the product of (i) the number of estimated Shares issuable upon exercise of Accelrys ESPP Rights, assuming the executives do not terminate participation in the Accelrys ESPP prior to the Purchase Date and (ii) the Offer Price less the actual purchase price per share determined as of the Purchase Date, which is assumed to be equal to $6.98 (85% of the closing price per Share on the NASDAQ Global Select Market on June 3, 2013, the first day of the current offering period pursuant to the Accelrys ESPP, each as more fully described above.

Name	Accelrys Options	Accelrys RSUs	Accelrys ESPP Shares	Total
Max Carnecchia	$7,966,560	$1,416,663	$5,520	$9,388,743
Michael A. Piraino	2,030,113	804,150	—	2,834,263
Jason Gray	390,000	625,000	5,520	1,020,520
Scott Hiraoka	718,879	941,663	5,520	1,666,062
Mollie Hunter	1,020,627	624,988	—	1,645,615
Leif Pedersen	453,601	566,663	5,520	1,025,784
(4)
None of the named executive officers participate in a defined benefit pension plan or a non-qualified deferred compensation plan.

(5)
Consists of, for Messrs. Carnecchia and Piraino, "double trigger" payments under such executive's respective Employment Agreements, which will be paid if the executive's employment is terminated by Accelrys without Cause or by the executive for Good Reason within the period commencing two months prior to, and extending to 18 months following, the consummation of the Offer, contingent on the executive's execution of a separation and release agreement and release of all claims in favor of the Company, consisting of the Company's reimbursement or payment of such executive's COBRA payments for medical and dental insurance under the Company's applicable plans until the 12-month anniversary of the termination date. Such COBRA benefits have an estimated value of $17,100 per executive.

(6)
Mr. Carnecchia's Employment Agreement generally provides that severance payments are subject to gross-up in the event that they are characterized as "excess parachute payments" within the meaning of Section 280G, unless it is determined that such payments would not be subject to an Excise Tax (as defined in his Employment Agreement) if they were reduced by an amount that is less than 10% of the portion of the payments that would be treated as excess parachute payments under Section 280G, in which case the amount payable to him will be reduced to the maximum amount that could be paid without triggering the Excise Tax. The Company does not anticipate that an employment termination upon consummation of the Offer would give rise to excess parachute payments for Mr. Carnecchia, but notes that if circumstances change, he could be entitled to a gross-up under these provisions.

Section 14(f) Information Statement

        The Information Statement attached to this Schedule 14D-9 as Annex A is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain individuals to be appointed to the Accelrys Board other than at a meeting of Accelrys stockholders, and is incorporated herein by reference.

No Stockholder Approval Required

        Neither Parent nor Purchaser is, nor at any time during the past three years has been, an "interested stockholder" of Accelrys as defined in Section 203. Section 251(h) of the DGCL provides that following the consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror owns at least the percentage of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL and the target corporation's certificate of incorporation, and the remaining stockholders of the target corporation receive the same consideration for their shares in the merger as was paid for shares in the tender offer, the acquiror can be merged with and into the target corporation without the vote of the remaining stockholders of the target. The Merger Agreement provides that the Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition, which requires receipt by Purchaser of at least the percentage of shares of Accelrys Common Stock that would be required for the adoption of the Merger Agreement by the Accelrys stockholders. Accordingly, if Purchaser consummates the Offer, the parties will, as soon as practicable thereafter, effect the Merger without a vote of the Accelrys stockholders in accordance with Section 251(h) of the DGCL.

Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares immediately prior to the Effective Time who comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price.

        The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with such rate of interest, if any, as determined by such court. The "fair value" could be greater than, less than or equal to the Offer Price.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures set forth in Section 262 of the DGCL will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  •
  within the later of (i) the consummation of the Offer, which will occur at the Acceptance Time, and (ii) March 6, 2014, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender their Shares in the Offer; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

        All written demands for appraisal should be addressed to Accelrys, Inc., 5005 Wateridge Vista Drive, San Diego, California 92121, Attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If the Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the exclusive obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Supreme Court of Delaware stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates upon the surrender to the Surviving Corporation of such stockholder's certificates. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

        A stockholder will fail to perfect, and effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Offer Price.

        If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your

Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statutes

        As a Delaware corporation, Accelrys is subject to Section 203 of the DGCL. In general, Section 203 restricts an "interested stockholder" (including a person who has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares) or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

        In accordance with the provisions of Section 203, the Accelrys Board has approved the Merger Agreement and the completion of the Transactions as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

        Accelrys is not aware of any other state takeover laws or regulations that are applicable to the Transactions and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, in the event it is asserted that one or more state takeover statutes is applicable to the Transactions and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Transactions, Purchaser may be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered into the Offer, or may be delayed in consummating the Offer and the other Transactions.

Regulatory Approvals

        The Offer is conditioned upon, among other things, satisfaction of the conditions that (i) the applicable waiting period under the HSR Act shall have expired or been terminated, with respect to the Offer, (ii) all applicable waiting periods under any applicable antitrust laws in Germany and Austria shall have expired or been terminated and all applicable consents or approvals shall have been obtained and (iii) if a filing with CFIUS is made in accordance with the terms of the Merger Agreement, then written confirmation shall have been obtained from CFIUS that it has completed its review or, if applicable, investigation, under Section 721 of the United States Defense Production Act of 1950, as amended, and the regulations promulgated thereunder (the "Exon-Florio Amendment"), and determined that there are no unresolved national security concerns with respect to the Transactions or, following an investigation, CFIUS shall have reported such transactions to the President of the United States and the President of the United States shall not have exercised his authority under the Exon-Florio Amendment to suspend or prohibit such transactions.

        To satisfy the foregoing conditions related to (i) the HSR Act, the parties intend to file a Premerger Notification Report form with the Premerger Notification Office of the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice ("Antitrust Division"); (ii) antitrust matters in Germany, the parties have filed pre-merger notification filings with the German merger control authority Bundeskartellamt; (iii) antitrust matters in Austria, the parties have filed pre-merger notification filings with the Austrian merger control authority Bundeswettbewerbsbehörde; and (iv) CFIUS, as agreed to by the parties, the parties have submitted to CFIUS a joint voluntary notice under the Exon-Florio Amendment with respect to the Transactions.

        If Purchaser's acquisition of Shares is delayed due to a failure to satisfy any of the foregoing conditions, the Offer will be extended in certain circumstances. For more information, see Section 1—"Terms of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

United States

        Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC in Notification and Reports Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days and may be shortened if the reviewing agency grants "early termination," or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 15 days after the date when the parties have substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Merger Agreement provides that Accelrys and Parent will file a Premerger Notification Report form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than 10 business days after the date of the Merger Agreement). The offices of the FTC and Antitrust Division were closed on February 13, 2014 due to snow. The parties intend to file a Premerger Notification Report form under the HSR Act on the next day the FTC's and Antitrust Division's offices are open, and, if so filed, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the date that is 15 days later, unless earlier terminated by the FTC and the Antitrust Division, or Parent or Accelrys, as applicable, receives a request for additional information or documentary material prior to that time.

        The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking disposition of the Shares so acquired or divestiture of substantial assets of Parent, Purchaser and/or Accelrys, or any of their respective subsidiaries or affiliates. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. Accelrys does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Other Jurisdictions

        The Company and certain of its subsidiaries and affiliates and certain affiliates of Parent conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. In addition to the foregoing filings pursuant to the HSR Act, Parent (together with the Company, as applicable) has made pre-merger filings under the competition and foreign investment laws of Germany and Austria.

        Accelrys is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act, the antitrust laws of Germany and Austria and CFIUS (as agreed to by the parties) that would be necessary for Parent's or Purchaser's acquisition or ownership of the Shares.

Conditions to the Offer

        The information set forth in Section 15—"Certain Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

Transaction Litigation

        A putative class action lawsuit has been filed in the Court of Chancery of the State of Delaware by a purported stockholder of Accelrys, on behalf of the stockholders of Accelrys, challenging the proposed Transactions. The lawsuit names Accelrys, the members of the Accelrys Board, Parent and Purchaser as defendants. The complaint generally alleges, among other things, that the members of the Accelrys Board breached their fiduciary duties to the Accelrys stockholders in connection with the proposed Transactions by undertaking a flawed process that failed to maximize stockholder value, and that Parent and Purchaser aided and abetted the alleged breach of fiduciary duties. The complaint seeks, among other things, (i) preliminary and permanent injunctive relief enjoining the defendants from consummating the Transactions pursuant to the terms of the Merger Agreement, (ii) damages and (iii) recovery of attorneys' fees and other fees and costs.

        If the plaintiffs are successful in obtaining the injunctive relief sought, we may be unable to consummate the Transactions pursuant to the terms of the Merger Agreement in the expected timeframe, or at all. Each of Accelrys, the Accelrys Board, Parent and Purchaser believes the respective allegations against them in the complaint are wholly without merit, and each of them intends to vigorously defend against those allegations.

Cautionary Note Regarding Forward-Looking Statements

        This Schedule 14D-9 and the other documents incorporated by reference into this Schedule 14D-9 contain or may contain "forward-looking statements" with respect to the Transactions. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements that include words such as "may", "will", "project", "might", "expect", "believe", "anticipate", "intend", "could", "would", "estimate", "continue" or "pursue" or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements. These forward-looking statements are found at various places throughout this Schedule 14D-9 and the other documents incorporated herein by reference and relate to a variety of matters, including but not limited to (i) the timing and anticipated completion of the Transactions, (ii) uncertainties as to the number of Accelrys stockholders who may tender their Shares in the Offer, (iii) the possibility that various closing conditions to the Offer and the Merger may not be satisfied or waived, (v) general economic and business conditions and (vi) other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Accelrys, are not guarantees of performance and are subject to significant risks and uncertainty. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this Schedule 14D-9 and those that are incorporated by reference into this Schedule 14D-9.

        Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the Quarterly Report on Form 10-Q of Accelrys for the quarter ended September 30, 2013, which was filed with the SEC on October 31, 2013, under the heading "Item 1A—Risk Factors", and in subsequent reports on Forms 10-K, 10-Q and 8-K and other filings made with the SEC by Accelrys. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by Accelrys at www.accelrys.com.

        You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Schedule 14D-9 or, in the case of documents incorporated by reference, as of the date of those documents. Accelrys does not undertake any obligation to publicly update or release any revisions to these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Schedule 14D-9 or to reflect the occurrence of unanticipated events, except as required by law.

Item 9.    Exhibits.

Exhibit Number		Description
(a)(1)(A)		Offer to Purchase, dated February 13, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Dassault Systèmes SA, Dassault Systemes Americas Corp. and 3DS Acquisition Corp. on February 13, 2014 (the "Schedule TO")).
(a)(1)(B)		Letter of Transmittal (including W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed on February 13, 2014).
(a)(1)(C)		Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed on February 13, 2014).
(a)(1)(D)		Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed on February 13, 2014).
(a)(1)(E)		Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed on February 13, 2014).
(a)(1)(F)		Information Statement (included as Annex A hereto).
(a)(2)(A)	*	Letter to Stockholders of Accelrys, Inc., dated February 13, 2014.
(a)(5)(A)		Summary Newspaper Advertisement, published February 13, 2014 in The New York Times (incorporated by reference to Exhibit (a)(5)(N) to Schedule TO filed on February 13, 2014).
(a)(5)(B)
Joint Press Release issued by Accelrys, Inc. and Dassault Systèmes SA on January 30, 2014 (incorporated by reference to Exhibit 99.1 to Accelrys, Inc.'s Current Report on Form 8-K filed on January 30, 2014).
(a)(5)(C)		Transcript of Conference Call on January 30, 2014 issued by Accelrys, Inc. on January 31, 2014 (incorporated by reference to the Schedule 14D-9C filed by Accelrys, Inc. on January 31, 2014).
(a)(5)(D)		Accelrys Employee FAQ communicated by Accelrys, Inc. on January 30, 2014 (incorporated by reference to the Schedule 14D-9C filed by Accelrys, Inc. on January 31, 2014).
(a)(5)(E)		Opinion of Morgan Stanley & Co. LLC, dated January 29, 2014 (included as Annex B hereto).
(e)(1)
Agreement and Plan of Merger, dated as of January 30, 2014, by and among Accelrys, Inc., Dassault Systemes Americas Corp. and 3DS Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Accelrys, Inc.'s Current Report on Form 8-K filed on January 30, 2014).
(e)(2)	*	Confidentiality Agreement, dated as of January 6, 2014, between Accelrys, Inc. and Dassault Systèmes SA.
(e)(3)
Restated Certificate of Incorporation of Pharmacopeia, Inc., as amended (including a Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock) (incorporated by reference to Exhibit 3.2 to Accelrys, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2005).
(e)(4)
Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Accelrys, Inc. (incorporated by reference to Exhibit 3.4 to Accelrys, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007).

Exhibit Number	Description
(e)(5)	Certificate of Amendment of the Restated Certificate of Incorporation of Accelrys, Inc. (incorporated by reference to Exhibit 3.1 to Accelrys, Inc.'s Current Report on Form 8-K filed on July 2, 2010).
(e)(6)	Amended and Restated Bylaws of Accelrys, Inc. (incorporated by reference to Exhibit 3.3 to Accelrys, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2005).
(e)(7)	Amended 1994 Incentive Stock Plan (incorporated by reference to Exhibit 10.5 to Accelrys, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995).
(e)(8)	Amendment No. 1 to the 1994 Incentive Stock Plan (incorporated by reference to Exhibit 10.1(a) to Accelrys, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000).
(e)(9)	Amendment No. 2 to the 1994 Incentive Stock Plan (incorporated by reference to Exhibit 10.1(b) to Accelrys, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000).
(e)(10)	Amendment No. 3 to the 1994 Incentive Stock Plan (incorporated by reference to Exhibit 10.5(a) to Accelrys, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997).
(e)(11)	Amendment No. 4 to the 1994 Incentive Stock Plan (incorporated by reference to Exhibit 10.1(d) to Accelrys, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000).
(e)(12)	Amendment No. 5 to the 1994 Incentive Stock Plan (incorporated by reference to Exhibit 10.1(e) to Accelrys, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000).
(e)(13)	Amendment No. 6 to the 1994 Incentive Stock Plan (incorporated by reference to Exhibit 10.1(f) to Accelrys, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000).
(e)(14)	Amendment No. 7 to the 1994 Incentive Stock Plan (incorporated by reference to Exhibit 10.1(g) to Accelrys, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000).
(e)(15)	Amendment No. 8 to the 1994 Incentive Stock Plan (incorporated by reference to Exhibit 10.54 to Accelrys, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
(e)(16)	Amendment No. 9 to the 1994 Incentive Stock Plan (incorporated by reference to Exhibit 10.1(i) to Accelrys, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
(e)(17)	1995 Director Option Plan (incorporated by reference to Exhibit 10.7 to Accelrys, Inc.'s Registration Statement on Form S-1 (Reg. No. 33-98246)).
(e)(18)	Amendment No. 1 to 1995 Director Option Plan (incorporated by reference to Exhibit 10.3(a) to Accelrys, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000).
(e)(19)	Amendment No. 2 to the 1995 Director Option Plan (incorporated by reference to Exhibit 10.3(b) to Accelrys, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).
(e)(20)	Accelrys, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.23 to Accelrys, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000).

Exhibit Number	Description
(e)(21)	Accelrys, Inc. 2004 New Hire Equity Incentive Plan (incorporated by reference to Exhibit 10.3(c) to Accelrys, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2005).
(e)(22)	Accelrys, Inc. Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.2 to Accelrys, Inc.'s Registration Statement on Form S-8 filed on August 26, 2005).
(e)(23)
Accelrys, Inc. Amendment to Amended and Restated 2004 Stock Incentive Plan, dated August 28, 2008 (incorporated by reference to Exhibit 10.2 to Accelrys, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).
(e)(24)
Form of Stock Option Award Agreement pursuant to Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.3 to Accelrys, Inc.'s Registration Statement on Form S-8 filed on August 26, 2005).
(e)(25)
Form of SAR Award Agreement pursuant to Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.4 to Accelrys, Inc.'s Registration Statement on Form S-8 filed on August 26, 2005).
(e)(26)
Form of Restricted Stock Award Agreement pursuant to Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.5 to Accelrys, Inc.'s Registration Statement on Form S-8 filed on August 26, 2005).
(e)(27)
Form of Restricted Stock Unit Award Agreement pursuant to Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.6 to Accelrys, Inc.'s Registration Statement on Form S-8 filed on August 26, 2005).
(e)(28)
Form of Director Restricted Stock Unit Award Agreement pursuant to Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Accelrys, Inc.'s Current Report on Form 8-K filed on August 21, 2007).
(e)(29)
Form of Performance Based Restricted Stock Unit Award Agreement pursuant to Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Accelrys, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).
(e)(30)
Stock Option Agreement, dated June 15, 2009, between Max Carnecchia and Accelrys, Inc. (incorporated by reference to Exhibit 10.4 to Accelrys, Inc.'s Current Report on Form 8-K filed on June 16, 2009).
(e)(31)
Symyx Technologies, Inc. 2007 Stock Incentive Plan, as amended, and the forms of agreement related thereto (incorporated by reference to Exhibit 4.3 to Accelrys, Inc.'s Registration Statement on Form S-8 filed on August 9, 2010).
(e)(32)	Intellichem, Inc. 2003 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.4 to Accelrys, Inc.'s Registration Statement on Form S-8 filed on August 9, 2010).
(e)(33)	Symyx Technologies, Inc. 2001 Nonstatutory Stock Option Plan, as amended (incorporated by reference to Exhibit 4.5 to Accelrys, Inc.'s Registration Statement on Form S-8 filed on August 9, 2010).
(e)(34)	Synthematix, Inc. Amended and Restated 2000 Equity Compensation Plan (incorporated by reference to Exhibit 4.6 to Accelrys, Inc.'s Registration Statement on Form S-8 filed on August 9, 2010).
(e)(35)	Symyx Technologies, Inc. 1997 Stock Plan, as amended (incorporated by reference to Exhibit 4.7 to Accelrys, Inc.'s Registration Statement on Form S-8 filed on August 9, 2010).

Exhibit Number		Description
(e)(36)		Accelrys, Inc. 2011 Stock Incentive Plan (incorporated by reference to Exhibit 4.3 to Accelrys, Inc.'s Registration Statement on Form S-8 filed on August 10, 2011).
(e)(37)
Terms of continuing employment of Matthew Hahn, Ph.D., dated as of August 12, 2005 (incorporated by reference to Exhibit 10.3 to Accelrys, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).
(e)(38)
Second Amendment to Employment Agreement, dated September 26, 2006, between Accelrys, Inc. and Mathew Hahn, Ph.D. (incorporated by reference to Exhibit 99.2 to Accelrys, Inc.'s Current Report on Form 8-K filed on September 28, 2006).
(e)(39)		Employment Agreement, dated June 15, 2009, between Max Carnecchia and Accelrys, Inc. (incorporated by reference to Exhibit 10.2 to Accelrys, Inc.'s Current Report on Form 8-K filed on June 16, 2009).
(e)(40)		Letter of Employment, dated June 15, 2009, between Max Carnecchia and Accelrys, Inc. (incorporated by reference to Exhibit 10.3 to Accelrys, Inc.'s Current Report on Form 8-K filed on June 16, 2009).
(e)(41)
Letter of Employment, dated December 23, 2009, between Accelrys, Inc. and Michael Piraino (incorporated by reference to Exhibit 10.2 to Accelrys, Inc.'s Current Report on Form 8-K filed on January 5, 2010).
(e)(42)
Employment Agreement, dated January 5, 2010, between Michael Piraino and Accelrys, Inc. (incorporated by reference to Exhibit 10.3 to Accelrys, Inc.'s Current Report on Form 8-K filed on January 5, 2010).
(e)(43)
Letter Agreement, dated as of August 21, 2012, by and between Accelrys, Inc. and Leif Pedersen (incorporated by reference to Exhibit 10.1 to Accelrys, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).
(e)(44)
Letter Agreement, dated as of September 15, 2010, by and between Accelrys, Inc. and Mollie Hunter, as supplemented by that certain Addendum dated February 18, 2011 and that certain Addendum dated February 1, 2013 (incorporated by reference to Exhibit 10.2 to Accelrys, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).
(e)(45)
Offer Letter, dated as of April 2, 2013, by and between Accelrys, Inc. and Jason Gray (incorporated by reference to Exhibit 10.1 to Accelrys, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013).
(e)(46)	*	Offer Letter, dated as of January 11, 2012, by and between Accelrys, Inc. and Scott Hiraoka.
(e)(47)
Form of Employment Agreement between Accelrys, Inc. and certain of its executives (incorporated by reference to Exhibit 10.5 to Accelrys, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006).
(e)(48)		2013 Management Incentive Plan (incorporated by reference to Exhibit 10.2 to Accelrys, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013).
(e)(49)
Form of Indemnification Agreement between Accelrys Inc. and its Directors and Executive Officers (incorporated by reference to Exhibit 10.41 to Accelrys, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012).
(e)(50)		Form of Indemnity Agreement for Directors and Executive Officers (incorporated by reference to Exhibit 10.48 to Accelrys, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998).

*
Filed herewith

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCELRYS, INC.
By:	/s/ MAX CARNECCHIA Max Carnecchia President and Chief Executive Officer

Date: February 13, 2014

Annex A

Information Statement

ACCELRYS, INC.
5005 WATERIDGE VISTA DRIVE
SAN DIEGO, CALIFORNIA 92121-1761

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY

        Accelrys, Inc. ("we", "us", "our", "Accelrys" or the "Company") is mailing this Information Statement on or about February 13, 2014 to holders of record of the common stock, par value $0.0001 per share, of the Company (the "Accelrys Common Stock") as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). The Schedule 14D-9 relates to our position with respect to the tender offer by 3DS Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Dassault Systemes Americas Corp., a Delaware corporation ("Parent"), for all of the issued and outstanding shares of Accelrys Common Stock (shares of Accelrys Common Stock being hereinafter collectively referred to as the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the board of directors of the Company (the "Accelrys Board"). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of January 30, 2014, by and among the Company, Parent and Purchaser (the "Merger Agreement").

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on February 13, 2014 to purchase all of the issued and outstanding Shares at a price per Share of $12.50, net to the seller in cash, without interest, and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the offer to purchase dated February 13, 2014 (as amended or supplemented from time to time, the "Offer to Purchase") and the related letter of transmittal (the "Letter of Transmittal"), which, together with any amendments or supplements thereto, collectively constitute the "Offer". The initial expiration date of the Offer is 12:00 midnight, New York City time, on March 13, 2014 (which is the end of the day on March 13, 2014), subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares validly tendered and not validly withdrawn pursuant to the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to the holders of Accelrys Common Stock and are filed as exhibits to the Schedule 14D-9 filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on February 13, 2014.

        The Merger Agreement provides that, effective as of the time at which Purchaser accepts for payment, and pays for, all Shares validly tendered and not validly withdrawn pursuant to the Offer, and from time to time thereafter (as long as Parent and its affiliates beneficially own a majority of the outstanding Shares), Purchaser will be entitled to designate such number of directors (rounded up to the next whole number) on the Accelrys Board as is equal to the product of (i) the total number of directors on the Accelrys Board (giving effect to the directors elected pursuant to the Merger Agreement), multiplied by (ii) a fraction, (A) the numerator of which is the number of Shares accepted for payment, and paid for, by Purchaser pursuant to the Offer, plus the number of Shares owned by Parent, Purchaser or any other subsidiary of Parent, and (B) the denominator of which is the total number of Shares outstanding. In connection with the foregoing, the Company will promptly, at the option of Purchaser, either increase the size of the Accelrys Board or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Accelrys Board as provided above.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, in connection with the appointment of Purchaser's designees to the Accelrys Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including any information incorporated herein by reference, concerning Parent and Purchaser's designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

        Purchaser has determined that Purchaser's designees to the Accelrys Board will be Dominique Florack, Pascal Daloz, Bruno Latchague, Bernard Chàrles, Thibault de Tersant, and Deborah Dean (the "Potential Designees"). Purchaser has informed Accelrys that each of the Potential Designees has consented to act as a director of Accelrys if so designated.

        The following is a brief biography of each of the Potential Designees as of February 13, 2014.

Dominique Florack, 54, France	Title: Senior Executive Vice President, Products & Strategy—R&D, at Dassault Systèmes SA.

Professional background: Dominique Florack has been Senior Executive Vice President, Products & Strategy—R&D since 2007. Mr. Florack served as Executive Vice President, Strategy—R&D of Dassault Systèmes from 2004 to 2006, Executive Vice President—Strategy, Applications, R&D from 1995 to 1999, Director of Mechanical CAD from 1995 to 1995, Director of Strategy and Research from 1990 to 1993 and manager for database solutions from 1986 to 1989.

Prior to joining Dassault, Mr. Florack was in charge of new technologies in the Advanced Technologies Department of French aerospace manufacturer Dassault Aviation.

Mr. Florack is a graduate of the Centre d'Etudes Supérieures de Techniques Industrielles and prepared a Ph.D. at the Ecole Centrale de Paris, specializing in mechanical design and artificial intelligence.

Pascal Daloz, 44, France	Title: Executive Vice President, Corporate Strategy & Market Development at Dassault Systèmes SA.

Professional background: Pascal Daloz has been Executive Vice President Strategy & Market Development since 2003. Before joining the Company in 2001, he served five years at Arthur D. Little, where he was a consultant and member of Arthur D. Little's Technology Innovation Management team, and then four years at Credit Suisse First Boston Technology Group, where he served as a senior technology analyst.

Bruno Latchague, 57, France	Title: Executive Vice President, Global Sales Strategy & Operations, at Dassault Systèmes SA; 3DS Value Solutions Executive Vice President, "Managing Director" for North America.

Professional background: Bruno Latchague has been in charge of the Global Sales Strategy & Operations since 2011 and he was named Executive Vice President, North America Managing Director in 2013. He also managed 3DS Value Solutions, Dassault Systèmes' indirect sales network, from 2011 to October 2013. Mr. Latchague served as Director of CATIA Products Infrastructure in 1990, where he developed the CATIA Version 4 architecture. As Senior Manager of Industrialization and Maintenance in 1988, he defined development and certification tools for CATIA Version 3. In 1986, as Manager of CATIA Software Infrastructure, he established the first open system architecture for CATIA Version 3 Release 1, allowing for greater flexibility to answer customer needs. He became Executive Vice President Research and Development in 1995, responsible for the CATIA/ENOVIA/DELMIA/SPATIAL architecture and components, in particular for V5 3D PLM Foundations, and for the industrialization and maintenance of the 3D PLM solutions.

Before joining Dassault, Mr. Latchague served as Manager of CAD/CAM Products Support at the Régie Nationale des Usines Renault.
Bernard Charlès, 56, France	Title: Director, President and Chief Executive Officer, at Dassault Systèmes SA.

Professional background: Bernard Charlès has been Chief Executive Officer (Directeur Général) of Dassault Systèmes SA since 2002 when Mr. Edelstenne became solely the Chairman of the Company's Board. Since 1995, Mr. Charlès has had executive functions which he shared with Mr. Edelstenne. Prior to holding this position, Mr. Charlès served as Director of the New Technology, Research and Development and Strategy department from 1986 to 1988 and as President of Strategy, Research & Development from 1988 to 1995.

Thibault de Tersant, 56, France	Title: Director, Senior Executive Vice President and Chief Financial Officer, at Dassault Systèmes SA.

Professional background: Thibault de Tersant has been Senior Executive Vice President and Chief Financial Officer of Dassault Systèmes SA since 2003. He joined Dassault Systèmes SA in 1988 as Executive Vice President and Chief Financial Officer. Prior to joining Dassault Systèmes SA, Mr. de Tersant served as a finance executive at Dassault International. Mr. de Tersant is also a member of the Board of Directors of the DFCG (the French National Association of Chief Financial Officers and Financial Controllers).

Deborah Dean, 55, United States	Title: Director, Secretary, Vice President and General Counsel, of Dassault Systemes Americas Corp.

Professional background: Deborah Dean is currently Vice President, General Counsel-Americas for Dassault Systèmes. Deborah joined Dassault Systèmes in 2006 through the acquisition of MatrixOne, Inc., where she served as General Counsel for several years. Prior to joining MatrixOne, she served as counsel to several clients, including, among others, Lucent Technologies, Kenan Systems Corporation, Vertigo Development Group, and VERSYSS Incorporated, where she also served as Vice President-Legal for 4 years. She started her legal career as an attorney in the corporate department at the Boston law firm Haussermann, Davison & Shattuck. Deborah received her B.A. from Wellesley College and Juris Doctor from Northeastern University School of Law.

        None of the Potential Designees is currently a director of, or holds any position with, Accelrys. Parent and Purchaser have informed Accelrys that, to their knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of Accelrys, has a familial relationship with any director or executive officer of Accelrys or has been involved in any transactions with Accelrys or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

        Parent and Purchaser have informed Accelrys that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past 10 years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        It is expected that the Potential Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight, New York City time, on March 13, 2014 (which is the end of the day on March 13, 2014). At such time, Purchaser will become entitled to designate at least a majority of the members of the Accelrys Board. It is not currently known which, if any, of the current members of the Accelrys Board would resign.

CERTAIN INFORMATION CONCERNING OUTSTANDING SECURITIES

        The authorized capital stock of the Company consists of 100,000,000 shares of Accelrys Common Stock and 2,000,000 shares of preferred stock, par value $0.0001 per share, of the Company (the "Accelrys Preferred Stock"). As of January 28, 2014 (i) 55,712,233 shares of Accelrys Common Stock were issued and outstanding, (ii) no shares of Accelrys Preferred Stock were issued and outstanding, (iii) no shares of Accelrys Common Stock were held in the treasury of the Company, (iv) 6,634,439 shares of Accelrys Common Stock were issuable upon exercise of vested and unvested outstanding stock options, (v) 1,558,417 shares of Accelrys Common Stock were issuable upon settlement of vested and unvested restricted stock units ("RSUs") and (vi) 1,216,181 shares of Accelrys Common Stock were reserved for future issuance under Accelrys' 2005 Employee Stock Purchase Plan (the "Accelrys ESPP"), of which 109,116 shares of Accelrys Common Stock are available for purchase during the current offering period (assuming each employee who elected to participate during the current offering period participates at the maximum level currently available).

 CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

        The following sets forth certain information as of February 5, 2014 regarding our directors and executive officers.

Name	Age	Position
Chris van Ingen	67	Director
Max Carnecchia	51	Director and President and Chief Executive Officer
Larry Ferguson	64	Director
Timothy Harkness	47	Director
Heidi Melin	48	Director
Jeffrey Rodek	60	Director
Michael A. Piraino	60	Executive Vice President and Chief Financial Officer
Jason Gray	43	Senior Vice President, General Counsel and Corporate Secretary
Matthew Hahn, Ph.D.	53	Senior Vice President and Chief Technology Officer
Judith Ohrn Hicks	49	Senior Vice President, Human Resources
Scott Hiraoka	57	Senior Vice President, Software Development
Mollie Hunter	55	Senior Vice President, Global Sales & Services
Leif Pedersen	49	Senior Vice President of Marketing, Product Management and Corporate Development

        Chris van Ingen currently serves as our Chairman of the Board and has served as a director since July 2010. From March 2008 to June 2010, he served as a director of Symyx Technologies, Inc. ("Symyx"). He was President of the Bio-Analytical Measurement Group of Agilent Technologies, Inc., a bio-analytical and electronic measurement company, from 2001 to 2007. Prior to 2001, Mr. van Ingen was Vice President of Sales and Marketing of the Chemical Analysis Group of Hewlett Packard and Agilent Technologies. Mr. van Ingen currently serves as a director of the Bruker Corporation, a leading provider of life sciences and analytical measurement systems; a director of the Promega Corporation, a leading provider of innovative life sciences solutions; and a director of Senova Systems, Inc., a startup enterprise focused on pH measurement instrumentation.

        Mr. van Ingen brings a wealth of sales and marketing experience to the Accelrys Board, having held various positions with Hewlett Packard and Agilent Technologies. With over two decades of experience in leadership positions, he offers a broad understanding of the technology industry and has the skills necessary to be our Chairman. As a former director of Symyx, Mr. van Ingen brings to the Accelrys Board knowledge of Symyx's business that makes him a valuable contributor to the success of the Company.

        Max Carnecchia currently serves as our President and Chief Executive Officer and has also served on the Accelrys Board since June 2009. Prior to joining the Company, Mr. Carnecchia served as President of Interwoven, Inc., a content management software company, which was acquired by Autonomy Corporation plc in January 2009. Prior to joining Interwoven, Mr. Carnecchia served as Vice President of Global Sales of Xoriant Corporation, a software product development company, from April 2000 to January 2001 and as Vice President of Sales and Services of SmartDB Corporation, a provider of data integration toolkits for systems integrators and IT organizations, from September 1996 to February 2000.

        Mr. Carnecchia has demonstrated significant leadership skills as President of Interwoven and Vice President of Xoriant and SmartDB and brings more than two decades of high technology experience to his position on the Accelrys Board. Mr. Carnecchia's extensive knowledge of the industry in which we operate, as well as his unique role in the day-to-day operations of the Company as our President and Chief Executive Officer, allows him to bring to the Accelrys Board a broad understanding of the operational and strategic issues facing the Company.

        Larry Ferguson has served as a director since October 2008. Mr. Ferguson is currently President of the Ferguson Group, a private equity investment and consulting firm which provides advisory services to information technology companies, and has held such position since founding the group in 1995. From 2006 to 2008, Mr. Ferguson served as Chief Executive Officer of First Consulting Group, a publicly traded provider of information technology services and products to health and life sciences organizations that was acquired by Computer Sciences Corporation in 2008. Mr. Ferguson previously served as President of Health Systems Group of American Express Information Services, a provider of high-volume information processing and communications services, from 1986 to 1992 and as President of Health Systems Group of First Data Corp., a payment processing company, from 1992 to 1995. From 2002 to 2005, Mr. Ferguson served as Chairman of the board of directors of Daou Systems, Inc., a publicly traded provider of consulting and management services to healthcare organizations, and from 1997 to 2002, he served as a member of the board of directors of Sunquest Information Systems, a publicly traded healthcare information systems company. He is currently a member of the board of directors of Hooper Holmes, Inc., a publicly traded provider of risk assessment services for the insurance industry.

        With his years of experience serving in key senior executive roles (including as chief executive officer) and as a director of several publicly traded companies, Mr. Ferguson brings to the Accelrys Board critical insight into the operational requirements of a public company. In addition, his service on the boards of directors of a variety of other companies and his experience as a consultant give him a deep understanding of the challenges faced by public companies and allow him to bring a variety of viewpoints and perspectives to the deliberations of the Accelrys Board.

        Timothy Harkness has served as a director since July 2010 and served as a director of Symyx from March 2008 until the completion of the merger between the Company and Symyx. Mr. Harkness has also served as the President and Chief Executive Officer of ProteinSimple, a private life sciences tools company focused on improving protein research, since June 2008. From August 2007 through December 2007, Mr. Harkness served as Chief Financial Officer and Senior Vice President of Operations of Nektar Therapeutics, a biopharmaceutical company. From July 1998 through April 2007, Mr. Harkness served as Chief Financial Officer and Senior Vice President of Operations of Molecular Devices Corporation, an international life sciences tools company. He is a member of the board of directors of Freeslate, a private high-throughput research company, and ProteinSimple.

        As an experienced executive in the life science technology field, Mr. Harkness is knowledgeable of the financial and management elements of the Company's business. Having served in management positions for private and international companies in various sectors of the technology industry, he offers a broad operational perspective and innovative thinking. As a former director of Symyx, Mr. Harkness brings to the Accelrys Board knowledge of Symyx's business that makes him a valued contributor to the success of the Company.

        Heidi Melin has served as a director since July 2013. Ms. Melin is currently the Chief Marketing Officer of Plex Systems, Inc., a cloud Enterprise Resource Planning (ERP) technology company that delivers plant floor-focused ERP to manufacturers. From May 2012 through March 2013, Ms. Melin served as Senior Vice President and Chief Marketing Officer at Eloqua, a provider of innovative marketing automation and revenue performance management solutions that form the centerpiece of Oracle's marketing cloud. From May 2011 through April 2012, Ms. Melin served as Executive Vice President and Chief Marketing Officer at Taleo, a cloud-based talent management platform acquired by Oracle in 2012. From September 2007 through March 2011, Ms. Melin served as Senior Vice President and Chief Marketing Officer at Polycom, a global leader in voice and video collaboration solutions. From June 2005 through June 2007, Ms. Melin was Chief Marketing Officer at Hyperion. From February 1996 through January 2005, she served as Group Vice President, Marketing at PeopleSoft.

        As an experienced executive with over 20 years of experience in marketing communications in the high technology industry, Ms. Melin brings to the Accelrys Board broad marketing, brand strategy and demand generation expertise

        Jeffrey Rodek has served as a director since 2007. Mr. Rodek is currently a senior lecturer at the Fisher College of Business at The Ohio State University. Mr. Rodek served as a part-time general partner and senior advisor with Accretive, LLC, a private equity firm, from July 2007 to December 2009 and as the Executive Chairman of the board of directors of Hyperion Solutions Corporation, the global leader in business performance management software, from 2004 until its acquisition by Oracle Corporation in 2007. From 1999 through 2004, Mr. Rodek served as Hyperion's Chairman and Chief Executive Officer. Prior to joining Hyperion, Mr. Rodek served as President and Chief Operating Officer of Ingram Micro, the world's largest wholesale provider of technology solutions, products and services, and in various capacities at FedEx Corporation. Mr. Rodek also serves on the Advisory Board of Resource Interactive, a digital marketing company located in Columbus, Ohio, and is a member of the board of directors of PTS Physicians LLC and BriefLogic, private software and services companies.

        As the former Chairman and Chief Executive Officer of Hyperion Solutions Corporation, Mr. Rodek brings management experience, leadership capabilities, financial knowledge and business acumen to the Accelrys Board. As a faculty member at the Fisher College of Business at The Ohio State University, Mr. Rodek is a recognized expert and speaker on business performance and related topics, including corporate governance and leadership, making him a highly qualified and valued contributor to the Accelrys Board.

        There are no family relationships among any of our directors. There currently are no legal proceedings, and during the past 10 years there have been no legal proceedings, that are material to the evaluation of the ability or integrity of any of our directors or director nominees.

        Michael A. Piraino has served as our Executive Vice President and Chief Financial Officer since July 2010. He previously served as our Senior Vice President and Chief Financial Officer from January 2010 to July 2010. Prior to joining Accelrys, from May 2008 to June 2009, he served as Chief Financial Officer of M2 Technology Partners, LLC, a private investment company focused on domestic and international acquisitions of software and services businesses owned by Accel-KKR, a technology-focused private equity investment firm. From April 2003 to May 2008, he was Executive Vice President and Chief Financial Officer of Epicor Software Corporation, a leading global provider of enterprise business software solutions for midmarket-sized companies. Mr. Piraino is a certified public accountant.

        Jason Gray has served as our Senior Vice President, General Counsel and Corporate Secretary since May 2013. From November 2002 through May 2013, Mr. Gray served as Senior Vice President Strategic Development, General Counsel and Corporate Secretary at Mitchell International, Inc., a leading provider of property/casualty claims technology and solutions with over 30,000 customers. From November 1999 through November 2002, he served as Vice President, General Counsel and Corporate Secretary at NetRatings, Inc., helping to bring the media measurement and analysis company through a successful initial public offering. From August 1997 through November 1999, Mr. Gray served as a corporate securities attorney at Wilson Sonsini Goodrich & Rosati, the premier legal advisor to technology, life sciences and other growth enterprises worldwide. Mr. Gray started his legal career as an attorney with US Robotics Corporation from March 1996 through July 1997, which merged with 3Com Corporation. He currently serves on the board of directors of Tensegrity, Inc. and is a past board member of the San Diego Chapter of the Association of Corporate Counsel.

        Mathew Hahn, Ph.D., has served as our Senior Vice President and Chief Technology Officer since July 2010. Prior to that, he served as our Senior Vice President of Research and Development from 2009 to 2010, our Vice President of Research and Development, from 2008 to 2009, our Vice President of Platform Strategy and Technologies from 2006 to 2008, and our Vice President, Chief Science Officer from 2005 to 2006. From 2004 to 2005, Dr. Hahn served as Vice President, General Manager of SciTegic, Inc., a wholly owned subsidiary of Accelrys that Dr. Hahn co-founded in 1999 and we acquired in 2005. Prior to founding SciTegic, Inc., Dr. Hahn served as Director of Development at Accelrys from 1989 to 1999.

        Judith Ohrn Hicks has served as our Senior Vice President, Human Resources since March 2012. She previously served as our Vice President, Human Resources since 1999. Mrs. Ohrn Hicks originally joined Accelrys in 1993 and has held a variety of human-resources-related positions during her tenure with Accelrys. Prior to 1993, she held positions with the specialty retail division of General Mills, Inc., a leading producer of packaged consumer foods, and Software Developers Corporation, a publicly traded software company that was acquired by Programmer's Paradise, Inc., a publicly traded company, in June 1996.

        Scott Hiraoka has served as our Senior Vice President, Software Development since June 2013. From January 2011 through June 2013, Mr. Hiraoka served as our Vice President of Professional Services responsible for worldwide delivery of the Company's broad product line of enterprise applications and platform technologies supporting improved Scientific Innovation Lifecycle Management. Prior to joining Accelrys, from February 2002 through January 2011, Mr. Hiraoka was a co-founder and leadership team member of several startup and new technology companies, including NewMomentum, LLC, a SaaS solution for global anti-counterfeiting and intellectual property risk management. From October 1995 through February 2002, he served as a senior executive holding key leadership positions at Epicor Software Corporation, including Senior Vice President and General Manager of Epicor iSolutions Division and Senior Vice President of Worldwide Product Development. From April 1986 through October 1995, Mr. Hiraoka was the founder and Chief Executive Officer of ArrowKey Systems, Inc., an early developer of wireless manufacturing execution system and warehouse management solutions, which became part of Epicor Software Corporation.

        Mollie Hunter has served as our Senior Vice President, Global Sales & Services since January 2012. She previously served as our Vice President, Worldwide Presales & Professional Services from October 2010 to December 2011. Prior to joining Accelrys, Ms. Hunter was a Partner at Eventus Strategies, LLC, a strategic business consulting firm focused on business plan and sales strategy development and internal systems and operational support, from March 2008 to August 2011. From October 2006 to June 2007, she served as Chief Operating Officer of New Momentum, LLC, a provider of enterprise brand intelligence solutions, where she assisted in the development of the market strategy for a new product concept, managed development resources and prepared and presented the market strategy to investors and potential partners. From September 1997 to June 2005, Ms. Hunter held positions of increasing responsibility with Epicor Software Corporation, a leading global provider of enterprise business software solutions for midmarket-sized companies, most recently holding the positions of Senior Vice President of the manufacturing business unit and Vice President of Product Marketing.

        Leif Pedersen has served as our Senior Vice President of Marketing, Product Management and Corporate Development since October 2012. Prior to joining Accelrys, from May 2007 to September 2012, Mr. Pedersen served as Vice President of Siemens AG, a global electronics and electrical engineering company, with global responsibility for driving company growth within the automotive, pharmaceutical, aerospace, consumer packaged goods, food and beverage, chemicals and other industries. From November 2005 to April 2007, he served as Vice President of UGS Corporation, a product lifecycle management software company, prior to its acquisition by Siemens AG, where he was responsible for managing business strategies within eight industry verticals and was part of a team that successfully grew UGS Corporation into a leading global product lifecycle management software solutions company. From March 1986 to October 2005, Mr. Pedersen held executive leadership positions with Vignette Corp., Novell Inc., Computer Associates and Oracle Corporation.

        There are no family relationships among any of our executive officers. There currently are no legal proceedings, and during the past 10 years there have been no legal proceedings, that are material to the evaluation of the ability or integrity of any of our executive officers.

BOARD MATTERS AND CORPORATE GOVERNANCE

Information Regarding the Accelrys Board and Its Committees

        The Accelrys Board met 10 times during fiscal year 2013. Each member of the Accelrys Board attended 75% or more of the aggregate number of meetings of the Accelrys Board and of the committees of the Accelrys Board on which he or she served that were held during the period for which he or she was a director or committee member, respectively.

        The Accelrys Board has three committees: the Audit Committee, the Human Resources Committee and the Governance and Nominating Committee. The following table provides meeting information for fiscal year 2013 and current membership for each of the committees of the Accelrys Board:

Name	Audit Committee		Human Resources Committee		Governance and Nominating Committee
Chris van Ingen	X
Timothy Harkness	X	**	X
Jeffrey Rodek	X				X	*
Larry Ferguson			X	*	X
Heidi Melin			X		X
Total meetings in fiscal year 2013	4		4		4

*
Committee Chairperson

**
Audit Committee Financial Expert and Committee Chairperson

        Below is a description of each committee of the Accelrys Board. The Accelrys Board has determined that each member of each committee is "independent" within the meaning of the applicable listing standards of the NASDAQ Stock Market ("NASDAQ"), as well as applicable SEC rules and regulations, and that each member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to the Company.

  Audit Committee

        The Audit Committee bears direct responsibility for the appointment and termination, compensation and oversight of the work of our independent registered public accounting firm, who reports directly to the Audit Committee. The committee also reviews and discusses with our management and independent registered public accounting firm the financial statements and disclosures in our quarterly financial press releases and SEC filings. Committee members periodically meet separately with our management and independent registered public accounting firm to discuss issues and concerns, and the committee has established procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or audit matters, in a confidential manner.

        As of January 28, 2014, the members of the Audit Committee are Timothy Harkness, Chris van Ingen and Jeffrey Rodek. Mr. Harkness serves as chairman of the Audit Committee and the Accelrys Board has determined that he qualifies as an "audit committee financial expert" in accordance with applicable SEC rules.

        The Audit Committee charter can be found in the "About Accelrys" section of our corporate website located at www.accelrys.com, under "Company Leadership—Corporate Governance".

  Human Resources Committee

        Pursuant to its charter, the Human Resources Committee administers our executive compensation program and is responsible for establishing, implementing and monitoring adherence to our philosophy with respect to executive compensation. In addition, the Human Resources Committee oversees our compensation and other benefit plans and policies, administers our stock plans (including reviewing and approving equity grants to our officers) and reviews and approves all compensation decisions relating to directors and elected officers, including the Named Executive Officers. In connection with performing their duties, the members of the Human Resources Committee are fully empowered to engage an executive compensation consultant and have retained Frederic W. Cook & Co., Inc. in this capacity.

        As of January 28, 2014, the members of the Human Resources Committee are Larry Ferguson, Timothy Harkness and Heidi Melin. Mr. Ferguson serves as chairman of the Human Resources Committee.

        Additionally, the Accelrys Board has appointed a secondary committee which has the authority to approve awards to our non-executive officers. Mr. Ferguson is the sole member of the secondary committee.

        The Human Resources Committee charter can be found in the "About Accelrys" section of our corporate website located at www.accelrys.com, under "Company Leadership—Corporate Governance".

  Governance and Nominating Committee

        The Governance and Nominating Committee makes recommendations to the Accelrys Board regarding candidates for election to the Accelrys Board, as well as the composition and size of the Accelrys Board and its committees and qualifications for membership. In connection with performing their duties, the members of the Governance and Nominating Committee are fully empowered to engage one or more search firms to identify potential director candidates. The committee is also charged with establishing effective corporate governance processes, including oversight of the appointment of new directors, committee structure and membership, director compensation and chief executive officer succession planning.

        As of January 28, 2014, the members of the Governance and Nominating Committee are Larry Ferguson, Heidi Melin and Jeffrey Rodek. Mr. Rodek serves as chairman of the Governance and Nominating Committee.

        The Governance and Nominating Committee has adopted a charter that can be found in the "About Accelrys" section of our corporate website located at www.accelrys.com, under "Company Leadership—Corporate Governance".

Human Resources Committee Interlocks and Insider Participation

        During fiscal year 2013, the Human Resources Committee consisted of Messrs. Ferguson, Harkness, Levy and Rodek and Ms. Melin. None of these directors has at any time been an officer of the Company or any of its subsidiaries. During fiscal year 2013, no interlocking relationship existed between the Accelrys Board or the Human Resources Committee and the board of directors, human resources committee or compensation committee, as appropriate, of any other entity.

Board Leadership Structure

        We have, and since April 2004 have had, an independent Chairman (currently Chris van Ingen) separate from our chief executive officer. The Accelrys Board believes it is important to have an independent director in a board leadership position at all times. Our Chairman provides independent leadership of the Accelrys Board and enables non-management directors to raise issues and concerns for consideration by the Accelrys Board without immediately involving management. Our Chairman also serves as a liaison between the Accelrys Board and our senior management. The Accelrys Board has determined that this structure is the most appropriate structure for the Company at this time.

Board's Role in Risk Management

        The Accelrys Board is responsible for oversight of risks facing the Company, while our management is responsible for day-to-day management of risk. The Accelrys Board, as a whole, directly administers its risk oversight function. In addition, the risk oversight function is also administered through the standing committees of the Accelrys Board, which oversee risks inherent in their respective areas of responsibility, reporting to the Accelrys Board regularly and involving the Accelrys Board in their performance of risk oversight, as necessary. For example, the Audit Committee oversees our financial exposure and financial reporting related risks and the Human Resources Committee oversees risks related to our compensation programs and practices. The Accelrys Board, as a whole, directly oversees our strategic and business risk, including product development risk. We believe the Accelrys Board's leadership structure supports its role in risk oversight, with our President and Chief Executive Officer and our Chief Financial Officer responsible for assessing and managing risks facing the Company day-to-day and our Chairman and other members of the Accelrys Board providing oversight of such risk management.

Key Corporate Governance Initiatives

        We are committed to continuously improving our corporate governance process to meet and, if possible, exceed all applicable regulatory requirements. The following description of our corporate governance profile highlights some of the key corporate governance initiatives undertaken by the Accelrys Board:

        Independent Directors.    All of the members of the Accelrys Board, other than Max Carnecchia, meet the independence standards of the SEC and NASDAQ, and only one of our directors, Max Carnecchia, is employed by us. Moreover, our independent directors regularly meet in executive session to discuss matters of interest to them without management present. Finally, the Accelrys Board has established the position of Chairman of the Board, currently held by Chris van Ingen, an independent director. The Chairman of the Board presides at Accelrys Board meetings and acts as a liaison between management and directors.

        Code of Business Conduct and Ethics.    The Accelrys Board has adopted a Code of Business Conduct and Ethics that all directors, executive officers and employees must review and observe. The Code of Business Conduct and Ethics includes policies on regulatory compliance, conflicts of interest and confidentiality. The Code of Business Conduct and Ethics can be found in the "About Accelrys" section of our corporate website located at www.accelrys.com, under "Company Leadership—Corporate Governance".

Nomination of Directors

        As mentioned above, the Governance and Nominating Committee is charged with making recommendations to the Accelrys Board regarding qualified candidates to serve as directors. The committee's goal is to assemble a board of directors with the skills and characteristics that, taken as a whole, will assure a strong board of directors with experience and expertise in all aspects of corporate governance. Accordingly, the Governance and Nominating Committee believes that candidates for director should have certain minimum qualifications, including personal integrity, strength of character, an inquiring and independent mind, practical wisdom and mature judgment. In evaluating director nominees, the Governance and Nominating Committee considers the following factors:

  •
  the appropriate size of the Accelrys Board;

  •
  our needs with respect to the particular talents and experience of its members; and

  •
  the knowledge, skills and experience of nominees, including experience in technology, business, finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other Accelrys Board members.

        In addition to the foregoing criteria, the Governance and Nominating Committee considers diversity of age, sex, race and ethnicity in determining the composition and size of the Accelrys Board, as such factors are believed to foster the effective functioning of the Accelrys Board and to promote the interests of the Company and its stockholders. The Governance and Nominating Committee does not assign specific weight to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Accelrys Board to fulfill its responsibilities to the Company and its stockholders.

        Other than the foregoing, there are no stated minimum criteria for director nominees, although the Governance and Nominating Committee may also consider such other factors as it deems to be in our best interests and those of our stockholders. The Governance and Nominating Committee does, however, believe it appropriate for at least one member of the Accelrys Board to meet the criteria for an "audit committee financial expert" as defined by SEC rules, and for a majority of the members of the Accelrys Board to meet the definition of an "independent director" under NASDAQ listing standards. The Governance and Nominating Committee also believes it is appropriate for our Chief Executive Officer to participate as a member of the Accelrys Board.

        The Governance and Nominating Committee identifies nominees by first evaluating the current members of the Accelrys Board willing to continue in service. Current members of the Accelrys Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, but the committee at all times seeks to balance the value of continuity of service by existing members of the Accelrys Board with that of obtaining a new perspective. The Governance and Nominating Committee annually reviews the performance of the Accelrys Board, its committees and each director. If any member of the Accelrys Board does not wish to continue in service, the Governance and Nominating Committee's policy is to require the Accelrys Board member to submit a written resignation. In such event or if the Governance and Nominating Committee or the Accelrys Board decides not to re-nominate a member for re-election, the Governance and Nominating Committee identifies the desired skills and experience of a new nominee in light of the criteria above. The Governance and Nominating Committee then uses its network of contacts to compile a list of candidates, but may also engage, if it deems appropriate, a professional search firm. To date, the Governance and Nominating Committee has not paid a fee to any third party to assist in identifying potential nominees.

        We do not have a formal policy concerning stockholder recommendations of director candidates to the Governance and Nominating Committee. The absence of such a policy does not mean that such recommendations will not be considered. However, when considering director candidates recommended by our stockholders of record, the Governance and Nominating Committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, because a candidate was recommended by a stockholder. To date, we have not received any recommendations from stockholders, including recommendations from a stockholder that beneficially owns more than five percent of Accelrys Common Stock, requesting that the Governance and Nominating Committee consider a candidate for inclusion among the Governance and Nominating Committee's slate of nominees in our proxy statement. Stockholders wishing to make such a recommendation of a director candidate may do so by sending a written notice to the Governance and Nominating Committee, Attn: Chairman, Accelrys, Inc., 5005 Wateridge Vista Drive, San Diego, California 92121, naming the proposed candidate and providing detailed biographical and contact information for such proposed candidate.

Stockholder Communications with the Accelrys Board

        Historically, we have not adopted a formal process for stockholder communications with the Accelrys Board. Nevertheless, every effort has been made to ensure that the views of our stockholders are heard by the Accelrys Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We currently believe that these informal efforts to receive and respond to stockholder communications to the Accelrys Board have proven effective in obviating the need for any formal process.

        Per our policy, members of the Accelrys Board are invited to attend annual meetings of our stockholders. Max Carnecchia was the only member of the Accelrys Board who attended our 2013 annual meeting of stockholders.

Certain Relationships and Related Transactions

        Transactions with Related Persons.    Other than as disclosed in the Summary Compensation Table below, we have not entered into any transactions with related persons since the beginning of fiscal year 2013 and we are not currently considering any proposed transactions with related persons.

        Review, Approval or Ratification of Transactions with Related Persons.    In January 2007, the Accelrys Board adopted a written related persons transaction policy (the "Policy"). Pursuant to the Policy, each of our officers and directors is required to report to the Accelrys Board any transaction which he or she believes may be a related person transaction and must obtain the approval of the Accelrys Board prior to entering into such transaction. For purposes of the Policy, a related person transaction is any transaction in which (i) we are a participant, (ii) the amount involved exceeds $120,000, and (iii) the officer or director has a direct or indirect material interest. Other than the Policy, we have not adopted additional procedures for review of, or standards for approval of, related party transactions but instead review such transactions on a case-by-case basis.

REPORT OF THE AUDIT COMMITTEE OF THE ACCELRYS BOARD

        The Audit Committee of the Accelrys Board is comprised solely of independent directors, as defined by the listing standards of NASDAQ. In addition, at least one member of the Audit Committee is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"). The Audit Committee has furnished the following report:

        The purpose of the Audit Committee is to oversee Accelrys' financial reporting, internal controls and audit functions. The Audit Committee operates under a written charter adopted by the Accelrys Board. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

        The Audit Committee met on four occasions during fiscal year 2012. The Audit Committee met privately in executive session with E&Y as a part of each regularly scheduled meeting.

        The Audit Committee has reviewed and discussed Accelrys' audited consolidated financial statements for fiscal year 2012 with management and E&Y. Management is responsible for the: (i) preparation, presentation and integrity of Accelrys' financial statements; (ii) accounting and financial reporting principles; (iii) establishing and maintaining disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act); (iv) establishing and maintaining internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act); (v) evaluating the effectiveness of disclosure controls and procedures, (vi) evaluating the effectiveness of internal control over financial reporting; and (vii) evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. E&Y is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America ("GAAP"), as well as expressing an opinion on the effectiveness of internal control over financial reporting.

        The Audit Committee reviewed and accepted E&Y's Report of Independent Registered Public Accounting Firm included in Accelrys' Annual Report on Form 10-K for the fiscal year ended December 31, 2012 related to its audit of the consolidated financial statements and financial statement schedule and their Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting related to the effectiveness of internal control over financial reporting.

        The Audit Committee has discussed with E&Y the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and PCAOB Auditing Standard No. 2, "An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements". In addition, E&Y has provided the Audit Committee with the written disclosures and the letter required by the Independence Standards Board Standard No. 1, as amended, "Independence Discussions with Audit Committees," and the Audit Committee has discussed with E&Y their firm's independence.

        Based on its review of the consolidated financial statements and discussions with and representations from management and E&Y referred to above, the Audit Committee approved the audited financial statements for inclusion in Accelrys' Annual Report on Form 10-K for the fiscal year ended December 31, 2012, for filing with the SEC.

Submitted by the Audit Committee:
Timothy Harkness, Chairman Kenneth L. Coleman Chris van Ingen

        This foregoing Audit Committee report is not "soliciting material," is not deemed "filed" with the SEC, and shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing of ours under the Securities Act or under the Exchange Act, except to the extent we specifically incorporate this report by reference.

 DIRECTOR COMPENSATION

        For the fiscal year 2013, we paid our Chairman an annual retainer of $70,000. Each non-employee director received an annual retainer of $40,000. In addition, the Audit Committee chairman received an annual retainer of $10,000 and the chairmen of the Human Resources Committee and the Governance and Nominating Committee each received an annual retainer of $7,500. Our non-employee directors also received $1,500 for each committee meeting they attended during fiscal year 2013 and $1,500 for each board meeting they attended in excess of six board meetings during fiscal year 2013. Finally, our non-employee directors were reimbursed for all reasonable travel-related expenses for attendance at meetings of the Accelrys Board and its committees.

        In addition to cash compensation, during fiscal year 2013, Messrs. Ferguson, Harkness, van Ingen and Rodek were each granted 8,844 RSUs on May 30, 2013, which vest in full upon the first anniversary of the date of grant. Ms. Melin was granted 8,152 RSUs on July 25, 2013, which vest in full upon the first anniversary of the date of grant.

        The RSUs granted to our non-employee directors prior to August 24, 2012 vest quarterly over three years and receipt of the common stock underlying the RSUs is deferred until the earlier of the three-year anniversary of the grant of the RSUs or such time as the director ceases providing services to the Company.

        The following table provides information concerning the compensation of our non-employee directors for fiscal year 2013. Directors who are employees of the Company receive no compensation for their services as directors.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total
Chris van Ingen	$80,500	$74,997	$155,497
Timothy Harkness	66,500	74,997	141,497
Jeffrey Rodek	64,000	74,997	138,997
Larry Ferguson	64,000	74,997	138,997
Heidi Melin	30,500	74,998	105,498
Kenneth L. Coleman(2)	23,000	—	23,000
Ricardo B. Levy(2)	26,000	—	26,000

(1)
The amounts shown under the "Stock Awards" column are equal to the aggregate grant date fair value of RSUs granted to each director during fiscal year 2013 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("ASC Topic 718"), excluding the effect of any estimated forfeitures. As of December 31, 2013, the aggregate number of RSUs outstanding for each director was as follows: Mr. van Ingen, 17,844; Mr. Harkness, 17,844; Mr. Rodek, 17,844; Mr. Ferguson, 17,844 and Ms. Melin, 8,152. A discussion of the assumptions used in calculating the grant date fair value is set forth in Note 3 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

(2)
For personal reasons not involving any disagreement relating to the Company's operations, policies or practices, Mr. Kenneth Coleman and Mr. Ricardo Levy declined to stand for re-election at the 2013 annual meeting of our stockholders. As a result, the information set forth in this table represents compensation through May 30, 2013, the date of the 2013 annual meeting of our stockholders.

        Our non-employee directors did not receive any option grants during fiscal year 2013. As of December 31, 2013, none of our non-employee directors hold any outstanding stock options.

 EXECUTIVE COMPENSATION

2013 Compensation Discussion and Analysis

  Compensation Highlights

        As described in greater detail below, in line with the stated objectives of our compensation practices, we generally structured and administered our compensation program for 2013 to remain competitive in our markets and to reward corporate and individual achievements relative to our goals and objectives. As a result, we:

  •
  maintained an annual cash-based incentive plan designed to provide incentives relating to the achievement of key corporate performance targets, such as order intake and non-GAAP operating income, as well as specific individual performance targets; and

  •
  issued awards pursuant to our long-term equity incentive program in the form of stock options and RSUs, each of which was weighted approximately 50% in the total long-term grant value mix. Stock options have a ten-year term and vest 25% after one year and thereafter in equal monthly installments over three years. RSUs vest in equal annual installments over three years. These awards were consistent with the award practices of our Compensation Peer Group (as defined below) for similar roles and responsibilities, while taking into account individual contributions and current equity holdings of our executives.

  Role of the Human Resources Committee

        Pursuant to its charter, our Human Resources Committee administers our executive compensation program and has responsibility for establishing, implementing and monitoring adherence to our philosophy with respect to executive compensation. The Human Resources Committee seeks to ensure that the total compensation paid to the executive officers and members of the Accelrys Board is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to the Named Executive Officers (as defined below in the Summary Compensation Table) are similar to those provided to all other executive officers of the Company.

        The Human Resources Committee oversees our compensation and other benefit plans and policies, administers our stock plans (including reviewing and approving equity grants to our executive officers) and reviews and approves all compensation decisions relating to our non-independent directors and executive officers, including the Named Executive Officers. The Human Resources Committee works with management and our Compensation Consultant (as defined below) to align our compensation structure with our organizational goals and market standards relevant to the Company.

        The Human Resources Committee's membership is determined by the Accelrys Board. The Human Resources Committee's Chairman is Larry Ferguson. The remaining Human Resources Committee members are Timothy Harkness and Heidi Melin. The Accelrys Board has determined that each of these members is independent under NASDAQ listing standards currently in effect.

        The Human Resources Committee operates pursuant to a charter approved by the Human Resources Committee and the Accelrys Board. The Human Resources Committee charter can be found in the "About Accelrys" section of our corporate website at www.accelrys.com, under "Company Leadership—Corporate Governance".

  Compensation Objective and Philosophy

        On May 30, 2013, we held a stockholder advisory vote on the compensation of our Named Executive Officers, commonly referred to as a say-on-pay vote. Our stockholders overwhelmingly approved the compensation of our Named Executive Officers, with over 98% of stockholder votes cast voting in favor of our say-on-pay resolution. As we evaluated our compensation practices and talent needs after the meeting, we were mindful of the strong support our stockholders expressed for our compensation philosophy and retained our general approach to executive compensation as outlined herein.

        The objective of our compensation program is to provide total compensation packages that will enable us to:

  •
  attract, motivate and retain outstanding employees, including the Named Executive Officers;

  •
  align the financial interests of our employees, including the Named Executive Officers, with the interests of our stockholders;

  •
  provide incentives for superior corporate and individual Named Executive Officer performance; and

  •
  encourage each Named Executive Officer to have a stake in our long-term performance and success.

        To achieve this objective, our Human Resources Committee has designed a compensation philosophy that seeks to combine "fixed" forms of compensation, such as base salaries and certain other benefits, with "at-risk" forms of compensation, such as performance-based cash bonuses and long-term equity incentive awards. In particular, the Human Resources Committee believes that paying "fixed" forms of compensation that are competitive relative to our Compensation Peer Group helps to ensure that we maintain our ability to attract, motivate and retain individuals of superior ability and managerial talent in key positions. Likewise, similar to our peers, the Human Resources Committee believes that awarding "at-risk" forms of compensation helps to further align our employees' interests with those of our stockholders by providing incentives for superior performance relative to established goals, while also encouraging employees to value our long-term performance. Thus, our compensation program allows us to reward short-term achievement of objectives and to foster long-term participation in our success.

        We utilize four basic categories of compensation, including:

  •
  base salaries set at levels designed to attract and retain qualified executives based on their levels of experience relevant to our business;

  •
  performance-based cash bonuses meant to reward achievement of certain key financial and operational goals;

  •
  long-term equity incentive awards, which vest over time, intended to encourage sustained loyalty and performance and to foster in each executive a sense of ownership and shared purpose; and

  •
  specific additional benefit programs that the Human Resources Committee has determined to be widely offered within the Compensation Peer Group.

        To date, the Human Resources Committee has not established any formal policy or target for the relative balance of "fixed" and "at-risk" compensation. However, in light of the importance of uniting the concepts of individual performance with our corporate performance and success, a significant percentage of the total compensation for our executive officers is generally allocated to "at-risk" forms of compensation, such as performance-based cash bonuses, which reward achievement of our fiscal year objectives, and long-term equity incentive awards, which reward increasing our value over the long-term. In general, the Human Resources Committee targets all components of compensation at the median of the Compensation Peer Group and believes that the total compensation program represents an appropriate balance of incentives and compensation approaches and does not encourage our executives to take excessive risks in their management of our business.

  Process for Setting Executive Compensation

        The Human Resources Committee understands that the Company competes with many companies for executive-level talent. Accordingly, the Human Resources Committee strives to implement compensation packages for our executive officers that are competitive with the total compensation paid to similarly situated executives of the companies comprising what we refer to as our "Compensation Peer Group". The companies within the Compensation Peer Group that the Human Resources Committee considers when implementing compensation packages are evaluated annually for size appropriateness and may vary depending on the nature of the executive role being considered. The Compensation Peer Group for 2013 (set forth below) consisted of 21 selected companies in the software industry, as defined by Standard & Poor's. Pay data for this group was analyzed by Frederic W. Cook & Co., Inc., our independent compensation consultant (the "Compensation Consultant") using each company's recent public filings. This group was chosen by reference to revenue, headcount, profit and loss and market capitalization within ranges believed by the Human Resources Committee to be companies we compete with in terms of talent and which reflect some of our growth targets. This Compensation Peer Group was used, when available, for all executive officers, including our Named Executive Officers. The Compensation Peer Group included 21 companies of which Accelrys is at the median with respect to revenues and between the 25th percentile and median with respect to headcount and market capitalization. The selected companies ranged from $96 million to $408 million in annual revenues, 332 to 1,903 employees, a loss of $17 million to a profit of $72 million and $171 million to $1,835 million in market capitalization. The table below sets forth certain reference data relating to the Compensation Peer Group for 2013.

Latest Available Four Quarters ($ Millions)								Annualized Stockholder Return as of 5/31/13
						Market Capitalization as of 5/31/13 ($ Millions)
Revenues		GAAP Net Income		Employees				1-Year		3-Year
Epiq Systems	$408	Ebix	$72	Ebix	1,903	Medidata Solutions	$1,835	Medidata Solutions	144%	Medidata Solutions	70%
Websense	$359	Netscout Systems	$41	Websense	1,609	Synchronoss Tech	$1,242	Interactive Intelligence	94%	PROS Holdings	64%
Netscout Systems	$351	Monotype Imaging	$32	Interactive Intelligence	1,437	Bottomline Tech	$1,045	Envestnet	94%	Interactive Intelligence	41%
Synchronoss Tech	$287	Epiq Systems	$24	Tangoe	1,383	Netscout Systems	$1,010	PROS Holdings	92%	Monotype Imaging	32%
Interactive Intelligence	$258	Websense	$23	Synchronoss Tech	1,340	Interactive Intelligence	$997	Synchronoss Tech	75%	Netscout Systems	22%
Bottomline Tech	$251	Synchronoss Tech	$22	Bottomline Tech	1,000	Websense	$911	Monotype Imaging	67%	American Software	20%
Medidata Solutions	$231	Medidata Solutions	$20	Epiq Systems	1,000	Monotype Imaging	$870	Bottomline Tech	55%	Bottomline Tech	19%
Ebix	$208	VASCO Data Sec Intl	$16	Netscout Systems	983	PROS Holdings	$808	Websense	34%	Guidance Software	16%
Responsys	$173	American Software	$11	Responsys	866	Envestnet	$743	SeaChange Intl	33%	Synchronoss Tech	15%
Envestnet	$171	Actuate	$9	Medidata Solutions	796	Ebix	$737	Netscout Systems	21%	Actuate	15%
Tangoe	$165	Responsys	$7	SeaChange Intl	722	Tangoe	$559	VASCO Data Sec Intl	20%	Keynote Systems	10%
Accelrys	$165	PROS Holdings	$6	PROS Holdings	709	Responsys	$483	Ebix	15%	Ebix	10%
Monotype Imaging	$158	Tangoe	$4	TechTarget	661	Accelrys	$466	Epiq Systems	14%	VASCO Data Sec Intl	10%
SeaChange Intl	$157	Keynote Systems	$3	Accelrys	647	Epiq Systems	$440	American Software	13%	SeaChange Intl	9%
VASCO Data Sec Intl	$157	Interactive Intelligence	$2	Actuate	622	SeaChange Intl	$352	Guidance Software	12%	Accelrys	7%
Actuate	$139	TechTarget	$2	Envestnet	524	VASCO Data Sec Intl	$331	Accelrys	7%	Websense	6%
Guidance Software	$132	Envestnet	$1	Keynote Systems	495	Actuate	$319	Actuate	1%	Epiq Systems	4%
PROS Holdings	$124	Guidance Software	$(5)	Guidance Software	475	Guidance Software	$260	Responsys	-5%	TechTarget	-10%
Keynote Systems	$124	Bottomline Tech	$(12)	VASCO Data Sec Intl	374	Keynote Systems	$232	Keynote Systems	-11%	Envestnet	n/a
American Software	$103	Accelrys	$(14)	Monotype Imaging	335	American Software	$231	TechTarget	-15%	Responsys	n/a
TechTarget	$96	SeaChange Intl	$(17)	American Software	332	TechTarget	$171	Tangoe	-23%	Tangoe	n/a
75th Percentile	$253		$22		1,085		$932		69%		22%
Median	$168		$8		759		$648		21%		15%
25th Percentile	$137		$2		517		$328		10%		10%
Accelrys Rank	11 of 21		20 of 21		14 of 21		13 of 21		16 of 21		15 of 18

Source: Standard & Poor's Compustat.

        In addition to comparing compensation levels relative to the Compensation Peer Group, the Human Resources Committee refers to the practices of other similarly situated companies within the high-technology sector or to the practices of companies similar to the Company in terms of size, location, operations and other attributes. Such information is from the Radford High Technology Survey, which provides information on typical executive compensation levels by company revenue size.

        Ultimately, the Human Resources Committee makes all compensation decisions with respect to our executive officers. However, pursuant to its charter, the Human Resources Committee has the authority to engage the services of outside advisors, experts and others to assist it in fulfilling its duties. In accordance with this authority, the Human Resources Committee consulted with the Compensation Consultant to advise it on matters related to the compensation and benefits of our Chief Executive

Officer and other executives. The Compensation Consultant was engaged by, reported to and received compensation approved by the Human Resources Committee (rather than the Company itself). In addition, from time to time, the Human Resources Committee may solicit the input of our President and Chief Executive Officer, Max Carnecchia, our Senior Vice President of Human Resources, Judith Ohrn Hicks, and other members of the Accelrys Board with respect to executive compensation matters.

  Executive Compensation Components

        The following discussion further describes the components and mix of compensation we pay to our executive officers, as well as how we generally determine the amount of each component. It also explains how each component of compensation fits into our overall compensation objectives and affects decisions regarding other components of compensation. This discussion and analysis should be read together with the Summary Compensation Table and the Grants of Plan-Based Awards Table (and the related narrative disclosure for each such table) that appear directly following this Compensation Discussion and Analysis.

        As referenced above, for the year ended December 31, 2013, the principal components of compensation for our executive officers were:

  •
  base salary;

  •
  performance-based cash bonuses;

  •
  long-term equity incentive awards; and

  •
  certain other benefits.

        Each of these components is described in greater detail below.

  Base Salary

        We provide our executive officers and other employees with base salaries to compensate them for services rendered during the fiscal year. During its review of base salaries for executive officers for the year ended December 31, 2013, the Human Resources Committee primarily considered:

  •
  Compensation Peer Group market data provided by our Compensation Consultant, along with data published by independent third-party sources;

  •
  the results of its own internal review and appraisal of the executive's compensation, both individually and relative to our other executive officers; and

  •
  the individual performance and scope of responsibility of the executive.

        Base salary levels are considered annually as part of our performance review process, as well as upon a promotion or other material change in job responsibility. Changes in base salary levels may be merit-based or circumstance-based as determined to be appropriate by the Human Resources Committee. In reviewing individual executive performance, the Human Resources Committee considers factors including functional role expertise, leadership skills, business and financial acumen, ability to drive results and the executive's overall performance in his or her position. For 2013, the Human Resources Committee determined that base salaries would remain constant at 2012 levels, except with respect to Ms. Hunter who received a 4% increase in base salary. In reviewing base salaries, the Human Resources Committee generally strived to maintain base salaries at the median percentile of equivalent positions within the Compensation Peer Group, in alignment with the Human Resources Committee's targets for executive base salaries.

  Performance-Based Cash Incentive Compensation

        Our Management Incentive Plan (the "Management Incentive Plan") is one of the key components of the "at-risk" compensation we offer to our executives. The Management Incentive Plan allows each executive officer to earn up to 100% of his or her target incentive amount based upon actual achievement as compared to certain specified corporate performance targets and individual performance components set by the Human Resources Committee. In addition, each executive officer may earn up to an additional 100% of his or her target incentive amount annually based upon exceeding these performance targets. In setting the corporate performance targets, the Human Resources Committee's goal is to set targets which are challenging, reflect the business conditions within our markets and are consistent with achieving our short- and long-term goals. By so doing, the Human Resources Committee believes we can leverage this compensation element to align the personal performance objectives of the executive officers with the Company's annual performance objectives. The Management Incentive Plan also allows the Human Resources Committee to exercise discretion over various elements of the Management Incentive Plan, including the amounts of the awards ultimately earned under the Management Incentive Plan. Accordingly, the Human Resources Committee reserves the right to modify individual incentive targets, specified corporate performance targets and payment levels—in each case, upwards or downwards—in order to ensure that participants receive the appropriate rewards based on individual and company performance, as well as prevailing market conditions.

        On February 19 and 20, 2013, the Human Resources Committee and the Accelrys Board respectively approved our Management Incentive Plan and the corresponding financial targets for the 2013 calendar year (the "2013 MIP"). In so doing, the Human Resources Committee selected the specific group of employees eligible to participate in the 2013 MIP, established the specific corporate performance targets and set target bonus percentages for each participant. We included the 2013 MIP as an exhibit to our Quarterly Report on Form 10-Q filed with the SEC on August 1, 2013. Pursuant to the 2013 MIP, Mr. Carnecchia was eligible to earn 100% of his base salary, Mr. Piraino, Mr. Hiraoka and Mr. Pedersen were eligible to earn 50% of their respective base salaries, and Ms. Hunter was eligible to earn 80% of her base salary. In addition, effective May 16, 2013, the Company appointed Mr. Jason Gray as its Senior Vice President and General Counsel, and Mr. Gray became eligible for participation in the 2013 MIP at a target bonus of 50% of his base salary.

        The 2013 MIP took into account both corporate and individual performance components. The corporate performance component consisted of the following metrics: (i) non-GAAP operating income, on which 40% of each bonus, other than Ms. Hunter's, would be based, and with respect to Ms. Hunter, on which 15% would be based, (ii) order intake targets, on which 40% of each bonus, other than Ms. Hunter's, would be based, and with respect to Ms. Hunter, on which 75% would be based, and (iii) with respect to Ms. Hunter, delivery value margin on the professional services business, on which 10% of Ms. Hunter's bonus would be based, which collectively comprised 80% of the total target bonus, or 100% of the target bonus with respect to Ms. Hunter. The individual performance component, which consisted of individual performance objectives, comprised 20% of the total target bonus for each executive other than Ms. Hunter.

        In making its determination with respect to the achievement of performance objectives, the Human Resources Committee considers the Chief Executive Officer's recommendations with respect to the performance of his direct reports against their individual performance objectives, and payment is awarded based on the level of achievement and the participants' respective bonus targets upon approval by the Human Resources Committee. As of the date of the filing of this Information Statement, the bonus amounts under the 2013 MIP had not yet been determined and are therefore not included in this compensation discussion and analysis, nor are such bonus amounts included in the Summary Compensation Table below.

        It is anticipated that the Human Resources Committee will meet to approve a Management Incentive Plan for the 2014 calendar year (the "2014 MIP"). In so doing, the Human Resources Committee will select the specific group of employees eligible to participate in the 2014 MIP, establish the specific corporate performance targets and set target bonus percentages for each participant, which percentages are expected to generally be consistent with the 2013 MIP.

  Long-Term Equity Incentive Compensation

        Our long-term equity incentive compensation program is another key component of our "at-risk" compensation package. However, whereas other components such as performance-based cash compensation ultimately tie individual success to predefined corporate performance targets, the value of our long-term incentive compensation program is even more directly related to the value we create for our stockholders via appreciating stock prices. Under the long-term equity incentive compensation program, grants of equity-based awards are made to the Named Executive Officers and other eligible employees upon commencement of employment with the Company, promotion to a new role and/or annually thereafter following our earnings release for the first quarter of each fiscal year and based upon eligibility and performance criteria upon completion of our annual prior-year performance review process.

        For 2013, our regular annual long-term incentive program consisted of a combination of stock options and time-vested RSUs, each of which was weighted approximately 50% in the total long-term grant value mix. Stock options have a ten-year term and vest 25% after one year, and then in equal monthly installments over the next three years. RSUs vest in equal annual installments over three years.

        When making equity award decisions, the Human Resources Committee considers market data relating to the Compensation Peer Group, the grant size, the forms of long-term equity compensation available to it under existing plans, the status of awards granted in previous years, our performance and the value of an executive's specific position to the Company and individual performance criteria.

        During the year ended December 31, 2013, the Human Resources Committee referred to relevant market data relating to the Compensation Peer Group and, in consultation with the Compensation Consultant, determined an appropriate percentage of the Company's market capitalization to be utilized in connection with awarding annual grants to our executives and other continuing employees. From this percentage, the Human Resources Committee, by factoring in the anticipated value of awards, derived the proper number of shares of Accelrys Common Stock to be reserved for the annual equity incentive award pool. Finally, based on relevant market data and input from the Compensation Consultant, the Human Resources Committee calculated the relative sizes of equity awards to be made to eligible recipients.

        As a result of the approach described above, the Human Resources Committee determined that approximately 1.9% of our market capitalization would be utilized in connection with the annual long-term incentive compensation program for the year ended December 31, 2013, resulting in approximately 2,284,127 shares of Accelrys Common Stock being reserved for the 2013 annual equity incentive award pool. Such award pool fell substantially at the median of 1.89% and well below the 75th percentile of 3.13% of the market capitalization utilized by the Compensation Peer Group in connection with their respective annual long-term incentive compensation. With input from the Compensation Consultant's recommendations, the Human Resources Committee decided to award approximately 45% of this available annual equity incentive award pool to our executive officers. In determining the relative size of each annual grant to individual executive officers, the Human Resources Committee considers each executive's existing equity ownership level and equity stake in the Company.

        During the year ended December 31, 2013, the Human Resources Committee reviewed the Compensation Consultant's analysis of Compensation Peer Group data, together with individual performance reviews provided by our Chief Executive Officer, and conducted a review of our Chief Executive Officer's performance. As a result, the Human Resources Committee awarded Mr. Carnecchia an option to purchase 150,000 shares of Accelrys Common Stock and RSUs representing the right to acquire 60,000 shares of Accelrys Common Stock. The Human Resources Committee further awarded each of Messrs. Piraino, Pedersen, Gray and Hiraoka and Ms. Hunter options to purchase 100,000, 30,000, 100,000, 130,000 and 50,000 shares of Accelrys Common Stock, respectively, and RSUs representing the right to acquire 40,000, 12,000, 50,000, 62,000 and 20,000 shares of Accelrys Common Stock, respectively. All long-term equity incentive compensation awards made during 2013 were granted pursuant to our 2011 Stock Incentive Plan (the "2011 Stock Plan").

        In seeking approval of the 2011 Stock Plan, the Company committed not to grant shares subject to stock options, SARs or other stock awards at an average annual rate greater than 7.26% of the number of shares of Accelrys Common Stock that we believe will be outstanding over the three-year period ending December 31, 2013, calculating full value awards as equivalent to 2.5 shares. Accordingly, during 2013 the Company granted a total of 2,158,010 options to acquire Accelrys Common Stock and 749,928 RSUs, representing 7.24% of the outstanding Accelrys Common Stock as of December 31, 2013 calculating full value awards as equivalent to 2.5 shares.

  Other Benefits

        We provide the Named Executive Officers and other employees with benefits that the Human Resources Committee believes are consistent with its objectives and philosophy set forth above. A description of these benefits, which the Human Resources Committee periodically reviews and adjusts as deemed necessary, is set forth below.

        Employee Stock Purchase Plan.    In order to encourage ownership of Accelrys Common Stock and to align our employees' interests with those of our stockholders, all employees are eligible to participate in our 2005 Employee Stock Purchase Plan (the "Accelrys ESPP"). However, none of our employees may be granted an opportunity to purchase stock under the Accelrys ESPP if, as of immediately after the grant, he or she would own stock representing 5% or more of the total combined voting power or value of all classes of our capital stock. The Accelrys ESPP permits participants to purchase shares of Accelrys Common Stock through payroll deductions of up to 10% of their total annual compensation resulting in the purchase of up to 1,000 shares of Accelrys Common Stock in any given six-month period. Amounts deducted and accumulated by the participant are used to purchase shares of Accelrys Common Stock at the end of each purchase period. The price of stock purchased under the Accelrys ESPP is generally 85% of the lower of the fair market value of Accelrys Common Stock either at the beginning of the offering period or at the end of the purchase period. Participants may end their participation at any time during an offering period and, if they elect to do so, they are paid their accumulated payroll deductions to date, without interest. Participation in the Accelrys ESPP ends automatically upon termination of employment with the Company, at which time we refund to the employee accumulated payroll deductions, without interest, through the date of such termination.

        Retirement Benefits.    All of our employees in the U.S. are eligible to participate in our 401(k) Savings Plan (the "Savings Plan"). The Savings Plan is a tax-qualified retirement savings plan pursuant to which all U.S.-based employees, including the Named Executive Officers, are permitted to contribute an amount up to the limit prescribed by the IRS to the Savings Plan on a before-tax basis. We match 50% of the first 8% of pay that is contributed to the Savings Plan by each participant each year. Our matching contributions vest over a three-year period and an employee forfeits any unvested dollar amounts in the event of his or her termination of employment prior to the completion of the applicable vesting period. Once an employee completes three years of service with the Company, all matching contributions, including those made by us following such three-year period, are fully vested.

        Life and Long-Term Disability Insurance.    All of the Named Executive Officers and other executive officers in the U.S. are enrolled in our group life and disability insurance plans. All executive participants are entitled to a benefit under the group life insurance plan equal to five times their respective annual base salary in effect on the date of death, up to a maximum benefit of $1 million. The long-term disability plan provides a monthly benefit to executive officers in the event of disability in an amount equal to 60% of the participant's annual base salary, up to a maximum monthly amount of $15,000.

  Tax and Accounting Implications

        As part of its role in developing and overseeing our compensation programs, the Human Resources Committee reviews and considers the deductibility of executive compensation under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code"), which generally provides that we may not deduct compensation of more than $1 million that is paid to certain individuals. To qualify for deductibility under Section 162(m), compensation in excess of $1 million per year paid to the Named Executive Officers at the end of such fiscal year generally must be "performance-based" compensation as determined under Section 162(m). The Human Resources Committee generally intends to comply with the requirements for full deductibility of executive compensation under Section 162(m). However, the Human Resources Committee will balance the costs and burdens involved in such compliance against the value to the Company and our stockholders of the tax benefits that we would obtain as a result, and may in certain instances pay compensation that is not fully deductible if, in its determination, such costs and burdens outweigh such benefits.

        In granting awards pursuant to the long-term equity incentive compensation program, the Human Resources Committee considers the effect of ASC Topic 718, which requires companies to estimate and record as an expense the fair value of stock-based awards on the date of grant using an option-pricing model. When determining the appropriate form of incentive award (e.g., stock options, restricted stock, RSUs or SARs), the Human Resources Committee's goal is to weigh the cost of these grants with their potential benefits as a compensation tool. In part due to the adoption of ASC Topic 718 and the resulting compensation expense associated with the granting of stock-based awards (as discussed above), the Human Resources Committee awarded RSUs and stock options to our Named Executive Officers during the year ended December 31, 2013.

  Hedging Prohibition

        As part of our insider trading policy, our executives and directors are prohibited from short selling and buying or selling puts and calls on our securities, and from engaging in hedging, forward sale and other similar derivative transactions of our securities on an exchange or in any other organized trading market.

  Executive Employment Agreements

        We have employment agreements with certain of our executive officers, including certain Named Executive Officers, which provide those executives with certain severance benefits. These arrangements are intended to attract and retain qualified executives and include restrictive covenants in favor of the Company in exchange for the severance benefits that we believe provide us with significant value in prohibiting our executives from competing against us, using our confidential information and hiring our best talent if they wish to leave our employment. The agreements also provide for severance payments to be made after a change of control of the Company.

        The provisions of these agreements related to severance and change of control were based on relevant market data from, and extensive consultation with, our Compensation Consultant. We believe that not providing these agreements may put us at a competitive disadvantage in our ability to attract and retain qualified executives and to limit both the ability of our competitors to hire away our best talent and the ability of our former employees to compete against us.

        For a detailed description of our employment agreements with our executive officers, see the section entitled "Executive Compensation—Potential Payments Upon Termination of Employment or Change of Control".

Risk Assessment

        Because performance-based incentives play a large role in our executive compensation program, it is important to ensure that these incentives do not result in our executive officers taking actions that may conflict with the long-term interests of the Company. The Human Resources Committee has reviewed and discussed the structure of our executive compensation programs to assess whether any aspect of the programs could potentially be expected to provide an incentive to our executive officers to take any unnecessary or inappropriate risks that could threaten our operating results or financial condition or impact long-term stockholder value. The Human Resources Committee considered the findings of the assessment, which was conducted internally, and concluded that our compensation programs are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy and do not encourage our executives to take unnecessary or excessive risks that are reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table

        The following summary compensation table sets forth certain information concerning cash and non-cash compensation earned by our (i) Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers, as required by Regulation S-K under the Exchange Act, and (ii) the fourth most highly compensated executive officer (collectively, the "Named Executive Officers"), in each case for the fiscal year ended December 31, 2013. We have included the fourth most highly compensated executive officer in our group of Named Executive Officers for purposes of this Information Statement and the related Schedule 14D-9, because as of the date of filing of this Information Statement, the annual incentive bonuses for our fiscal year ended December 31, 2013 have not yet been determined, which amounts, if paid, may cause the composition of our three most highly compensated executive officers, other than our Chief Executive Officer and our Chief Financial Officer, to change in comparison to our fiscal year ended December 31, 2012.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Compensation(2)	All Other Compensation		Total
Max Carnecchia	2013	$432,600	$—	$552,000	$585,960	$—	$16,219	(3)	$1,586,779
President and Chief	2012	429,450	—	482,400	525,840	433,465	10,673	(4)	1,881,828
Executive Officer	2011	415,000	—	281,600	307,540	260,652	221,231	(5)	1,486,023
Michael A. Piraino	2013	318,270	—	374,000	330,010	—	17,816	(6)	1,040,096
Executive Vice President and	2012	315,952	—	201,000	219,100	155,471	11,542	(7)	903,065
Chief Financial Officer	2011	306,750	—	161,920	176,836	95,883	5,346	(8)	746,735
Jason Gray(9)	2013	181,250	—	430,000	367,060	—	5,072	(10)	983,382
Senior Vice President, General	2012	—	—	—	—	—	—		—
Counsel and Corporate	2011	—	—	—	—	—	—		—
Secretary
Scott Hiraoka(11)	2013	230,833	—	520,900	467,602	—	16,838	(12)	1,236,173
Senior Vice President, Software	2012	—	—	—	—	—	—		—
Development	2011	—	—	—	—	—	—		—
Leif Pedersen(13)	2013	285,000	—	110,400	117,192	—	181,622	(14)	694,214
Senior Vice President of	2012	71,250	—	447,500	383,350	34,993	530	(15)	937,623
Marketing, Product	2011	—	—	—	—	—	—		—
Management and Corporate Development
Mollie Hunter(16)	2013	255,000	—	184,000	195,320	—	68,000	(17)	702,320
Senior Vice President, Global	2012	250,000	—	201,000	219,100	195,750	48,516	(18)	914,366
Sales & Services	2011	—	—	—	—	—	—		—

(1)
The amounts shown under the "Stock Awards" and "Option Awards" columns are equal to the aggregate grant date fair value of each RSU and stock option award computed in accordance with ASC Topic 718, excluding the effect of any estimated forfeitures. A discussion of the assumptions used in calculating the grant date fair value is set forth in Note 3 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

(2)
The annual incentive bonuses for fiscal year 2013 have not yet been determined.

(3)
Represents a matching contribution of $10,200 under the Savings Plan and group term life insurance premiums of $2,622, long-term disability premiums of $288, short-term disability premiums of $173 and other taxable fringe benefits of $2,936 paid on behalf of Mr. Carnecchia.

(4)
Represents a matching contribution of $8,500 under the Savings Plan and group term life insurance premiums of $1,720, long-term disability premiums of $288 and short-term disability premiums of $165 paid on behalf of Mr. Carnecchia.

(5)
Represents relocation related benefits of $144,892 paid pursuant to Mr. Carnecchia's employment agreement, a tax gross up of $65,926, a matching contribution of $8,250 under the Savings Plan and group term life insurance premiums of $1,710, long-term disability premiums of $288 and short-term disability premiums of $165 paid on behalf of Mr. Carnecchia.

(6)
Represents a matching contribution of $7,106 under the Savings Plan and group term life insurance premiums of $7,524, long-term disability premiums of $288, short-term disability premiums of $173 and other taxable fringe benefits of $2,725 paid on behalf of Mr. Piraino.

(7)
Represents a matching contribution of $6,177 under the Savings Plan and group term life insurance premiums of $4,912, long-term disability premiums of $288, short-term disability premiums of $165 paid on behalf of Mr. Piraino.

(8)
Represents relocation related benefits of $163 paid pursuant to Mr. Piraino's employment agreement and group term life insurance premiums of $4,730, long-term disability premiums of $288 and short-term disability premiums of $165 paid on behalf of Mr. Piraino.

(9)
Mr. Gray joined the Company effective May 16, 2013 as Senior Vice President, General Counsel and Corporate Secretary. As a result, the information set forth in this table represents information for the period from May 16, 2013 through December 31, 2013. Pursuant to his employment agreement, on May 16, 2013, Mr. Gray received equity incentive awards in the form of 50,000 RSUs and options to purchase 100,000 Shares, having an aggregate fair market value on the date of grant of $430,000 and $367,060, respectively, to encourage his long-term retention.

(10)
Represents a matching contribution of $3,416 under the Savings Plan and group term life insurance premiums of $1,365, long-term disability premiums of $180, short-term disability premiums of $111 paid on behalf of Mr. Gray.

(11)
Mr. Hiraoka became an Executive Officer effective June 1, 2013. As a result, the information set forth in this table represents information for fiscal year 2013 only.

(12)
Represents a matching contribution of $8,750 under the Savings Plan and group term life insurance premiums of $4,902 long-term disability premiums of $288, short-term disability premiums of $173 and other taxable fringe benefits of $2,725 paid on behalf of Mr. Hiraoka.

(13)
Mr. Pedersen joined the Company effective October 1, 2012 as Senior Vice President of Marketing, Product Management and Corporate Development. As a result, the information set forth in this table for fiscal year 2012 represents information for the period from October 1, 2012 through December 31, 2012.

(14)
Represents a matching contribution of $8,000 under the Savings Plan and group term life insurance premiums of $1,710 long-term disability premiums of $288, short-term disability premiums of $173, other taxable fringe benefits of $2,725 and relocation allowance of $168,726 paid on behalf of Mr. Pedersen.

(15)
Represents group term life insurance premiums of $417, long-term disability premiums of $72 and short-term disability premiums of $41 paid on behalf of Mr. Pedersen.

(16)
Ms. Hunter became an Executive Officer effective January 1, 2012. As a result, the information set forth in this table represents information for fiscal years 2013 and 2012 only.

(17)
Represents a housing allowance of $33,460 paid pursuant to Ms. Hunter's employment agreement, a tax gross up of $17,199, a matching contribution of $10,200 under the Savings Plan and group term life insurance premiums of $4,902, long-term disability premiums of $288, short-term disability premiums of $173 and other taxable fringe benefits of $1,778 paid on behalf of Ms. Hunter.

(18)
Represents a housing allowance of $23,760 paid pursuant to Ms. Hunter's employment agreement, a tax gross up of $11,738, a matching contribution of $10,000 under the Savings Plan and group term life insurance premiums of $2,565, long-term disability premiums of $288 and short-term disability premiums of $165 paid on behalf of Ms. Hunter.

Grants of Plan-Based Awards

        The following table sets forth information regarding plan-based awards granted by us during the year ended December 31, 2013 to each of the Named Executive Officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number Of Securities Underlying Options(3)		Grant Date Fair Value of Stock And Option Awards(5)
				All Other Stock Awards: Number Of Shares Of Stock or Units(2)		Exercise or Base Price of Option Awards(4)
Name	Grant Date	Target	Maximum
Max Carnecchia	—	$432,600	$865,200	—	—	—	—
	7/25/2013	—	—	—	150,000	$9.20	$585,960
	7/25/2013	—	—	60,000	—	—	552,000
Michael A. Piraino	—	159,135	318,270	—	—	—
	11/13/2013	—	—	—	100,000	9.35	330,010
	11/13/2013	—	—	40,000	—	—	374,000
Jason Gray	—	90,925	181,850	—	—	—	—
	5/16/2013	—	—	—	100,000	8.60	367,060
	5/16/2013	—	—	50,000	—	—	430,000
Scott Hiraoka	—	125,000	250,000	—	—	—	—
	6/1/2013	—	—	—	100,000	8.21	350,410
	6/1/2013	—	—	50,000	—	—	410,500
	7/25/2013	—	—	—	30,000	9.20	117,192
	7/25/2013	—	—	12,000	—	—	110,400
Leif Pedersen	—	142,500	285,000
	7/25/2013	—	—	—	30,000	9.20	117,192
	7/25/2013	—	—	12,000	—	—	110,400
Mollie Hunter	—	208,000	416,000	—	—	—	—
	7/25/2013	—	—	—	50,000	9.20	195,320
	7/25/2013	—	—	20,000	—	—	184,000

(1)
Mr. Carnecchia, Mr. Piraino, Mr. Gray, Mr. Hiraoka, Mr. Pedersen and Ms. Hunter are participants in the 2013 MIP and are eligible to receive cash bonuses based on the achievement of certain corporate performance goals, as described in the "Compensation Discussion and Analysis" section of this Information Statement. Mr. Gray's targets are pro-rated for his May 16, 2013 start date.

(2)
The RSUs vest in equal annual installments over the three-year period commencing on the date of grant with the first installment vesting upon the first anniversary of the date of grant.

(3)
One-quarter of the stock options granted vest upon the first anniversary of the date of grant and 1/48th of the Shares vest monthly thereafter so that the stock option will be fully vested on the fourth anniversary of the date of grant.

(4)
In accordance with the terms of our stock plans, the exercise price of stock options awarded is the closing price per Share on the NASDAQ Global Select Market on the date of grant.

(5)
The amounts disclosed in the "Grant Date Fair Value of Stock and Option Awards" column are equal to the aggregate grant date fair value of each RSU and stock option award computed in accordance with ASC Topic 718. A discussion of the assumptions used in calculating the grant date fair value is set forth in Note 3 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Narrative Discussion of Summary Compensation Table and Grants of Plan-Based Awards Table

        For a narrative discussion of the Summary Compensation Table and the Grants of Plan-Based Awards table, see the footnotes to the tables as well as the Compensation Discussion and Analysis. In addition, below is a description of the material compensation-related terms of all employment agreements in effect during the year ended December 31, 2013 with the Named Executive Officers, including annual base salaries during the year ended December 31, 2013. For a description of the payments and benefits that would be provided to the Named Executive Officers in connection with a termination of their employment or a change of control, see the section entitled "Executive Compensation—Potential Payments Upon Termination of Employment or Change of Control".

  Max Carnecchia

        In June 2009, we entered into an employment agreement with Max Carnecchia, our current President and Chief Executive Officer. Mr. Carnecchia's annual base salary is $432,600 and, pursuant to the terms of the employment agreement, is subject to annual review by the Human Resources Committee. He is also eligible to participate in the 2013 MIP with a targeted bonus of 100% of his base salary, which may be earned upon the achievement of corporate and individual objectives, and is entitled to medical, dental and disability coverage and the Savings Plan, life insurance and other benefit eligibility comparable to that provided to our other salaried employees. Mr. Carnecchia is also entitled to receive certain severance payments and benefits in the event that his employment is terminated by us without cause, by him for good reason or in connection with a change of control, as discussed under the section entitled "Executive Compensation—Potential Payments Upon Termination of Employment or Change of Control".

  Michael A. Piraino

        In January 2010, we entered into an employment agreement with Michael A. Piraino, our Executive Vice President and Chief Financial Officer. Mr. Piraino's annual base salary is $318,270 and, pursuant to the terms of the employment agreement, is subject to annual review by the Human Resources Committee. He is also eligible to participate in the 2013 MIP with a targeted bonus of 50% of his base salary, which may be earned upon the achievement of corporate and individual objectives, and is entitled to medical, dental and disability coverage and the Savings Plan, life insurance and other benefit eligibility comparable to that provided to our other salaried employees. Mr. Piraino is also entitled to receive certain severance payments and benefits in the event that his employment is terminated by us without cause, by him for good reason or in connection with a change of control, as discussed under the section entitled "Executive Compensation—Potential Payments Upon Termination of Employment or Change of Control".

  Jason Gray

        In May 2013, we entered into an employment agreement with Jason Gray, our General Counsel. Mr. Gray's annual base salary is $290,000 and is subject to annual review by the Human Resources Committee. He is also eligible to participate in the 2013 MIP with a targeted bonus of 50% of his base salary (pro-rated for 2013 service), which may be earned upon the achievement of corporate and individual objectives, and is entitled to medical, dental and disability coverage and the Savings Plan, life insurance and other benefit eligibility comparable to that provided to our other salaried employees. Mr. Gray is also entitled to receive certain severance payments and benefits in the event that his employment is terminated by us without cause or by him for good reason, as discussed under the section entitled "Executive Compensation—Potential Payments Upon Termination of Employment or Change of Control".

  Scott Hiraoka

        In June 2013, Scott Hiraoka was promoted to our Senior Vice President of Software Development. Mr. Hiraoka's annual base salary is $250,000 and is subject to annual review by the Human Resources Committee. He is also eligible to participate in the 2013 MIP with a targeted bonus of 50% of his base salary, which may be earned upon the achievement of corporate and individual objectives, and is entitled to medical, dental and disability coverage and the Savings Plan, life insurance and other benefit eligibility comparable to that provided to our other salaried employees.

  Leif Pedersen

        On August 21, 2012, we entered into a letter agreement with Mr. Pedersen, our Senior Vice President of Marketing, Product Management and Corporate Development. Mr. Pedersen's annual salary is $285,000. Pursuant to the terms of his offer letter, Mr. Pedersen was entitled to receive up to $150,000 in relocation related benefits, which were paid in fiscal year 2013. An additional $25,000 in relocation benefits for Mr. Pedersen had been approved by the Accelrys Board at hire, and Mr. Pederson received such additional amount in December 2013. He is also eligible to participate in the 2013 MIP with a targeted bonus of 50% of his base salary, which may be earned upon the achievement of corporate and individual objectives, and is entitled to medical, dental and disability coverage and the Savings Plan, life insurance and other benefit eligibility comparable to that provided to our other salaried employees. Mr. Pedersen is also entitled to receive certain severance payments and benefits in the event that his employment is terminated by us without cause, as discussed under the section entitled "Executive Compensation—Potential Payments Upon Termination of Employment or Change of Control".

  Mollie Hunter

        On September 15, 2010, we entered into a letter agreement with Ms. Hunter, our Senior Vice President, Global Sales & Services. Ms. Hunter's annual salary is $260,000. Pursuant to the terms of the letter agreement, Ms. Hunter is entitled to receive up to $3,000 per month for business living expenses, which amount is reviewed, and upon written agreement with the Company, extended annually. She is also eligible to participate in the 2013 MIP with a targeted bonus of 80% of her base salary, which may be earned upon the achievement of corporate objectives, and is entitled to medical, dental and disability coverage and the Savings Plan, life insurance and other benefit eligibility comparable to that provided to our other salaried employees.

Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth information regarding outstanding equity awards held by the Named Executive Officers as of December 31, 2013. Each equity grant is shown separately for each Named Executive Officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(1)	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Stock Units That Have Not Vested		Market Value of Stock Units that Have Not Vested(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Max Carnecchia	800,000	—		$5.38	6/15/2019	—		—	—	—
	83,333	16,667	(3)	6.89	8/3/2020	—		—	—	—
	58,333	41,667	(4)	7.04	8/3/2021	—		—	—	—
	53,125	96,875	(5)	8.04	7/26/2022	—		—	—	—
	—	150,000	(6)	9.20	7/25/2023	—		—	—	—
	—	—		—	—	13,333	(7)	$127,197	—	—
	—	—		—	—	40,000	(8)	381,600	—	—
						60,000	(9)	572,400
Michael A. Piraino	122,395	2,605	(10)	5.77	1/5/2020	—		—	—	—
	41,666	8,334	(3)	6.89	8/3/2020	—		—	—	—
	33,541	23,959	(4)	7.04	8/3/2021	—		—	—	—
	22,135	40,365	(5)	8.04	7/26/2022	—		—	—	—
	—	100,000	(11)	9.35	11/13/2023	—		—	—	—
	—	—		—	—	7,666	(7)	73,134	—	—
	—	—		—	—	16,666	(8)	158,994	—	—
						40,000	(12)	381,600	—	—
Jason Gray	—	100,000	(13)	8.60	5/16/2023	—		—	—	—
						50,000	(14)	477,000	—	—
Scott Hiraoka	13,750	16,250	(15)	8.01	2/28/2022	—		—	—	—
	4,427	8,073	(5)	8.04	7/26/2022	—		—	—	—
	—	100,000	(16)	8.21	6/1/2023	—		—	—	—
	—	30,000	(6)	9.20	7/25/2023	—		—	—	—
						10,000	(17)	95,400	—	—
						3,333	(8)	31,797	—	—
						50,000	(18)	477,000	—	—
						12,000	(9)	114,480	—	—
Leif Pedersen	29,166	70,834	(19)	8.95	10/1/2022	—		—	—	—
	—	30,000	(6)	9.20	7/25/2023	— —		—	—	—
	—	—		—	—	33,333	(20)	317,997	—	—
						12,000	(9)	114,480
Mollie Hunter	30,833	9,167	(21)	7.27	11/1/2020	—		—	—	—
	14,583	10,417	(4)	7.04	8/3/2021	—		—	—	—
	20,000	20,000	(22)	6.72	12/30/2021	—		—	—	—
	22,135	40,365	(5)	8.04	7/26/2022	—		—	—	—
	—	50,000	(6)	9.20	7/25/2023
						3,333	(7)	31,797
						10,000	(23)	95,400
						16,666	(8)	158,994
						20,000	(9)	190,800

(1)
One-quarter of the stock options vest upon the first anniversary of the date of grant and 1/48th of the options vest monthly thereafter as set forth below.

(2)
The market value of the RSUs that have not vested is based on the closing price per Share on the NASDAQ Global Select Market on December 31, 2013 ($9.54 per share).

(3)
The unexercisable Shares relating to the option award vest in equal monthly installments and will be fully vested on August 3, 2014.

(4)
The unexercisable Shares relating to the option award vest in equal monthly installments and will be fully vested on August 3, 2015.

(5)
The unexercisable Shares relating to the option award vest in equal monthly installments and will be fully vested on July 26, 2016.

(6)
One-quarter of the stock options vest on July 25, 2014 and 1/48th of the options vest monthly thereafter and will be fully vested on July 25, 2017.

(7)
The unvested RSUs vest on August 3, 2014.

(8)
The unvested RSUs vest in equal annual installments on July 26, 2014 and July 26, 2015.

(9)
The unvested RSUs vest in equal annual installments on July 25, 2014, July 25, 2015 and July 25, 2016.

(10)
The unexercisable Shares relating to the option award vest in equal monthly installments and were fully vested on January 5, 2014.

(11)
One-quarter of the stock options vest on November 13, 2014 and 1/48th of the options vest monthly thereafter and will be fully vested on November 13, 2017.

(12)
The unvested RSUs vest in equal annual installments on November 13, 2014, November 13, 2015 and November 13, 2016.

(13)
One-quarter of the stock options vest on May 16, 2014 and 1/48th of the options vest monthly thereafter and will be fully vested on May 16, 2017.

(14)
The unvested RSUs vest in equal annual installments on May 16, 2014, May 16, 2015 and May 16, 2016.

(15)
The unexercisable Shares relating to the option award vest in equal monthly installments and will be fully vested on February 28, 2016.

(16)
One-quarter of the stock options vest on June 1, 2014 and 1/48th of the options vest monthly thereafter and will be fully vested on June 1, 2017.

(17)
The unvested RSUs vest in equal annual installments on February 28, 2014 and February 28, 2015.

(18)
The unvested RSUs vest in equal annual installments on June 1, 2014, June 1, 2015 and June 1, 2016.

(19)
The unexercisable Shares relating to the option award vest in equal monthly installments and will be fully vested on October 1, 2016.

(20)
The unvested RSUs vest in equal annual installments on October 1, 2014 and October 1 2015.

(21)
The unexercisable Shares relating to the option award vest in equal monthly installments and will be fully vested on November 1, 2014.

(22)
The unexercisable Shares relating to the option award vest in equal monthly installments and will be fully vested on December 30, 2015.

(23)
The unvested RSUs vest on December 30, 2014.

Option Exercises and Stock Vested

        The following table sets forth information for the Named Executive Officers for the year ended December 31, 2013 regarding exercises of stock options and vesting of restricted stock awards.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting		Value Realized on Vesting
Max Carnecchia	—	—	20,000	(1)	$175,400	(2)
			26,666	(3)	245,861	(4)
Michael A. Piraino	—	—	20,000	(5)	184,200	(6)
	—	—	14,333	(7)	132,150	(4)
			8,334	(8)	73,089	(2)
Jason Gray	—	—	—		—
Scott Hiraoka	—	—	5,000	(9)	47,300	(10)
			1,667	(11)	14,620	(2)
Leif Pedersen	—	—	16,667	(12)	163,670	(13)
Mollie Hunter	—	—	8,334	(8)	73,089	(2)
	—	—	3,333	(14)	30,730	(4)
			5,000	(15)	46,400	(16)
			10,000	(17)	95,800	(18)

(1)
Includes 7,516 Shares tendered to us for payment of payroll tax obligations.

(2)
The value realized on vesting was calculated based on the closing price per Share on the NASDAQ Global Select Market on July 26, 2013, the date of vesting of the restricted stock awards ($8.77 per Share).

(3)
Includes 10,022 Shares tendered to us for payment of payroll tax obligations.

(4)
The value realized on vesting was calculated based on the closing price per Share on the NASDAQ Global Select Market on August 5, 2013, the date of vesting of the restricted stock awards ($9.22 per Share).

(5)
Includes 8,211 Shares tendered to us for payment of payroll tax obligations.

(6)
The value realized on vesting was calculated based on the closing price per Share on the NASDAQ Global Select Market on January 7, 2013, the date of vesting of the restricted stock awards ($9.21 per Share).

(7)
Includes 5,388 Shares tendered to us for payment of payroll tax obligations.

(8)
Includes 3,132 Shares tendered to us for payment of payroll tax obligations.

(9)
Includes 2,194 Shares tendered to us for payment of payroll tax obligations.

(10)
The value realized on vesting was calculated based on the closing price per Share on the NASDAQ Global Select Market on February 28, 2013, the date of vesting of the restricted stock awards ($9.46 per Share).

(11)
Includes 627 Shares tendered to us for payment of payroll tax obligations.

(12)
Includes 6,264 Shares tendered to us for payment of payroll tax obligations.

(13)
The value realized on vesting was calculated based on the closing price per Share on the NASDAQ Global Select Market on October 1, 2013, the date of vesting of the restricted stock awards ($9.82 per Share).

(14)
Includes 1,253 Shares tendered to us for payment of payroll tax obligations.

(15)
Includes 1,879 Shares tendered to us for payment of payroll tax obligations.

(16)
The value realized on vesting was calculated based on the closing price per Share on the NASDAQ Global Select Market on November 1, 2013, the date of vesting of the restricted stock awards ($9.28 per Share).

(17)
Includes 3,758 Shares tendered to us for payment of payroll tax obligations.

(18)
The value realized on vesting was calculated based on the closing price per Share on the NASDAQ Global Select Market on December 30, 2013, the date of vesting of the restricted stock awards ($9.58 per Share).

Potential Payments Upon Termination of Employment or Change of Control

        The payments and benefits the Named Executive Officers are entitled to receive in the event of termination of employment or change of control are set forth in their respective employment agreements or other arrangements, as applicable, the relevant terms of which are more fully described below. The agreements described below reflect the relevant terms of such agreements as in effect on December 31, 2013. For a description of the agreement entered into between Mr. Carnecchia and Purchaser in 2014, see Item 3—"Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Directors and Executive Officers of Accelrys—Potential Post-Closing Employment Arrangements" of the Schedule 14D-9.

  Employment Agreements with Certain Executive Officers

        Pursuant to the terms of the employment agreements with Max Carnecchia and Michael A. Piraino, each such executive's employment with us will be at-will, meaning that either we or such executive may terminate the employment relationship at any time upon delivery of written notice as specified in each agreement. If an executive's employment with us is terminated by us during the term without Cause (as defined below) or by the executive for Good Reason (as defined below), such executive will be entitled to receive, subject, in the case of clauses (i) and (iii), to such executive's continued compliance with certain confidentiality, non-competition, non-solicitation and non-disparagement provisions contained in such executive's employment agreement, severance payments and benefits generally consisting of (i) an amount equal to such executive's then-current base salary, payable in equal monthly installments over 12 months following the date of termination, (ii) an amount equal to the incentive bonus that such executive would otherwise have been entitled to receive under the Management Incentive Plan, prorated based on the number of full months during the applicable fiscal year of the termination, payable as a lump sum, (iii) an amount equal to such executive's then-current target bonus amount under the Management Incentive Plan, payable in equal monthly installments over a period of 12 months following the date of termination, and (iv) in some cases, reimbursements for COBRA payments made under our medical and dental insurance plans for a period of up to 12 months following the date of termination. However, the employment agreement for Mr. Piraino does not provide for the payments referenced in clause (ii) of the preceding sentence.

        In addition, if any of the above executives' employment with us is terminated by us without Cause or by the executive for Good Reason within the period commencing two months prior to, and extending to 18 months following, the occurrence of a Change of Control (as defined below), such executive will be entitled to receive, subject, in the case of clauses (i) and (iii), to such executive's continued compliance with certain confidentiality, non-competition, non-solicitation and non-disparagement provisions contained in such executive's employment agreement, severance payments and benefits generally consisting of (i) an amount equal to twice the amount of such executive's then-current base salary, payable in equal monthly installments over a period of one year following the date of termination, (ii) an amount equal to the incentive bonus that such executive would otherwise have been entitled to receive under the Management Incentive Plan for the then-current fiscal year, prorated based on the number of full months during such fiscal year that such executive was employed with the Company, payable as a lump sum, (iii) an amount equal to twice the amount of such executive's then-current target bonus amount under the Management Incentive Plan, payable in equal monthly installments over a period of one year following the date of termination, and (iv) in some cases, reimbursements for COBRA payments made under our medical and dental insurance plans for a period of up to one year following the date of termination. However, the employment agreement for Mr. Piraino (a) with respect to clause (ii) of the preceding sentence, does not provide for the pro-rated incentive bonus and (b) with respect to clause (iii) of the preceding sentence, provides for a payment in an amount equal to the amount of Mr. Piraino's then-current target bonus amount under the Management Incentive Plan, payable in equal monthly installments over a period of one year following the date of termination.

        Mr. Carnecchia's employment agreement also provides that upon any such termination, all equity awards held by him will accelerate and all accelerated stock options will be exercisable during the earlier of one year following the date of termination or the original expiration date of the stock option.

        The timing of severance payments and benefits under any such executive's employment agreement may be deferred to avoid incurring additional taxes and penalties pursuant to Section 409A of the Code. The non-competition, non-solicitation and non-disparagement provisions included in Mr. Carnecchia's and Mr. Piraino's employment agreements apply for the period during which such executive is receiving severance payments and benefits pursuant to the terms of the employment agreement. Mr. Carnecchia's employment agreement also provides that such severance payments are generally subject to certain gross-up provisions in the event that they are characterized as "excess parachute payments" within the meaning of Section 280G of the Code ("Section 280G"), unless it is determined that such payments would not be subject to an Excise Tax (as defined in Mr. Carnecchia's employment agreement) if they were reduced by an amount that is less than 10% of the portion of the payments that would be treated as excess parachute payments under Section 280G, in which case the amount payable to Mr. Carnecchia will be reduced to the maximum amount that could be paid without triggering the Excise Tax. We have not entered into employment agreements containing such provisions with any other executives subsequent to the execution of Mr. Carnecchia's employment agreement in June 2009.

        In April 2013, we entered into a letter agreement with Mr. Gray, pursuant to which he is entitled to receive (i) his then-current base salary, payable in equal monthly installments for a period of nine months following the date of termination and (ii) reimbursement for COBRA payments made under our medical insurance plan for a period of up to nine months following the date of termination, in each case in the event his employment is terminated by us without Cause or by him for Good Reason.

        In August 2012, we entered into a letter agreement with Mr. Pedersen, pursuant to which he is entitled to receive his then-current base salary, payable in equal monthly installments for a period of six months following the date of termination in the event his employment is terminated by us without Cause.

        The foregoing benefits under the above referenced employment agreements (collectively, the "Employment Agreements") are conditioned upon the executive's execution of a separation and release agreement and release of all claims in favor of the Company, other than pursuant to Mr. Pedersen's Employment Agreement. For purposes of the above referenced Employment Agreements, and as used in the table below, the terms "Cause", "Good Reason" and "Change of Control" have the following meanings:

        Cause.    As defined more completely in the Employment Agreements, "Cause" generally means the executive's (i) material failure to faithfully and professionally carry out his duties or to comply with the material terms of his Employment Agreement, (ii) dishonesty or other willful misconduct, if such conduct is intended to or likely to materially injure our business, (iii) conviction of certain crimes, whether or not relating to the executive's employment, (iv) alcohol or drug use that affects his ability to perform his duties, (v) failure to comply with a lawful written direction by the Company or the Accelrys Board and (vi) any wanton or willful dereliction of his duties. For purposes of Mr. Pedersen's Employment Agreement, "Cause" also includes the failure to establish the executive's principal residence in the San Diego area.

        Good Reason.    As defined more completely in the Employment Agreements, if applicable, "Good Reason" generally means (i) the Company's (a) breach of any of the material terms of the employment agreement or (b) relocation of its office at which the executive is principally employed to a location which is more than 50 miles from both the executive's residence and our offices and requiring the executive to commute to such location without the executive's consent, (ii) a material diminution in the executive's title, duties or responsibilities or conditions of his/her employment or (iii) a reduction of more than 10% in the executive's annual base salary then in effect without the executive's consent (other than such a reduction applicable generally to other senior executives). However, for purposes of Mr. Gray's Employment Agreement, (x) with respect to clause (i)(b) of the preceding sentence, relocation constitutes Good Reason only if Mr. Gray's principal place of employment is relocated to a location which is more than 30 miles from the Company's San Diego headquarters as of April 2013 and (y) Good Reason also means a material reduction in Mr. Gray's annual target bonus (other than such a reduction applicable generally to other senior executives).

        As it relates to a Change of Control in each Employment Agreement, if applicable, "Good Reason" also means a reduction in the executive's target bonus. For the avoidance of doubt, except with respect to Mr. Gray, other than in the event of termination without Cause or resignation for Good Reason in connection with a Change of Control, an executive's bonus target percentage may be modified by the Accelrys Board or a duly appointed committee thereof at any time at the Accelrys Board's or such committee's sole discretion.

        Change of Control.    As defined more completely in the Employment Agreements, "Change of Control" generally means the occurrence of any of the following events: (i) any person or group (within the meaning of Section 13(d) or 14(d), as applicable, of the Exchange Act), subject to certain exceptions specified in the Employment Agreements (a "Person"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities representing 50% or more of the voting power of our then outstanding securities ("Company Voting Securities"); (ii) the consummation of a share exchange or a merger or consolidation of the Company, where the Persons who were the beneficial owners of Company Voting Securities outstanding immediately prior to such transaction do not beneficially own more than 50% of the voting securities of the Company or the Acquiring Company (as defined in the applicable employment agreements) immediately after such transaction; (iii) a sale or other disposition of all or substantially all of our assets; or (iv) such time as the Continuing Directors (as defined in the applicable Employment Agreements) do not constitute at least a majority of the Accelrys Board (or, if applicable, of the board of directors of a successor to the Company).

        The table below estimates the amount of compensation to be provided to each of the Named Executive Officers in the event of termination of such executive's employment. These amounts are estimates of the amounts that would be paid or provided to the executives upon termination of employment or a change of control had the termination occurred on December 31, 2013. The actual amounts can only be determined at the time of such executive's separation from the Company and may, as described elsewhere in this Information Statement, be subject in certain circumstances to adjustment as a result of the operation of features the Employment Agreements.

        In the table below, the assumed payouts for the accelerated vesting of RSUs upon a change of control were calculated by multiplying $9.54, which was the closing price per Share on the NASDAQ Global Select Market as of December 31, 2013, by the number of shares of Accelrys Common Stock underlying RSUs that would have vested if the change of control had occurred on December 31, 2013. The assumed payouts for the accelerated vesting of stock options was calculated by taking the difference between the exercise price of the stock option and $9.54 and multiplying that by the number of stock options which would become vested if the change of control had occurred on December 31, 2013. There are no amounts reported in the table below for the accelerated vesting of stock options with an exercise price greater than $9.54 per share on December 31, 2013, as the Named Executive Officer would receive no benefit for the accelerated vesting of those options. These assumed payouts are determined for SEC disclosure purposes and are not necessarily indicative of the actual benefit the executive would receive.

        The payments set forth in the table below under the heading "Change of Control Termination Without Cause or for Good Reason" are dependent on both a change of control and a termination of employment under circumstances specified in the Employment Agreements. However, our various equity compensation plans generally contain provisions, applicable to all recipients of equity awards under the plans, which accelerate the vesting of equity awards granted thereunder upon termination of employment in connection with a change of control. As a result, the equity awards granted to the

Named Executive Officers pursuant to our equity compensation plans may accelerate under such circumstances regardless of the existence of separate Employment Agreements.

Name	Benefit	Involuntary Termination by the Company Without Cause or Resignation for Good Reason(1)		Change of Control Termination Without Cause or Resignation for Good Reason*
Max Carnecchia	Base Salary	$432,600	(2)	$865,200	(3)
	Management Incentive Compensation	865,200	(4)	1,297,800	(5)
	Equity Plans	—		1,425,844	(6)
	Health Benefits	17,100	(7)	17,100	(7)
Michael A. Piraino	Base Salary	318,270	(2)	636,540	(3)
	Management Incentive Compensation	159,135	(8)	159,135	(8)
	Equity Plans	—		785,078	(9)
	Health Benefits	17,100	(7)	17,100	(7)
Jason Gray	Base Salary	217,500	(10)	217,500	(10)
	Management Incentive Compensation	—		—
	Equity Plans	—		571,000	(11)
	Health Benefits	12,825	(12)	12,825	(12)
Scott Hiraoka	Base Salary	—		—
	Management Incentive Compensation	—		—
	Equity Plans	—		898,849	(13)
	Health Benefits	—		—
Leif Pedersen	Base Salary	142,500	(14)	142,500	(14)
	Management Incentive Compensation	—		—
	Equity Plans	—		484,469	(15)
	Health Benefits	—		—
Mollie Hunter	Base Salary	—		—
	Management Incentive Compensation	—		—
	Equity Plans	—		657,790	(16)
	Health Benefits	—		—

(1)
If the executive's employment is terminated due to disability, the benefits due to the executive are equivalent to the benefits due upon termination of executive's employment without cause.

(2)
Amount represents 100% of the executive's base salary in effect at December 31, 2013.

(3)
Amount represents twice the amount of the executive's base salary in effect at December 31, 2013.

(4)
Amount represents the executive's annual target incentive compensation, plus a prorated amount equal to the executive's annual target incentive compensation for the full year.

(5)
Amount represents two times the executive's annual target incentive compensation, plus a prorated amount equal to the executive's annual target incentive compensation for the full year.

(6)
Amount represents accelerated vesting of 305,209 unvested in-the-money stock options as of December 31, 2013 and 113,333 unvested RSUs.

(7)
Amount represents estimated payments or reimbursements for COBRA payments for 12 months.

(8)
Amount represents the executive's annual target incentive compensation.

(9)
Amount represents accelerated vesting of 175,263 unvested in-the-money stock options as of December 31, 2013 and 64,332 unvested RSUs.

(10)
Amount represents an amount of nine months of executive's base salary in effect at December 31, 2013.

(11)
Amount represents accelerated vesting of 100,000 unvested in-the-money stock options as of December 31, 2013 and 50,000 unvested RSUs.

(12)
Amount represents estimated payments or reimbursements for COBRA payments for nine months.

(13)
Amount represents accelerated vesting of 154,323 unvested in-the-money stock options as of December 31, 2013 and 75,333 unvested RSUs.

(14)
Amount represents half of executive's base salary in effect at December 31, 2013.

(15)
Amount represents accelerated vesting of 100,834 unvested in-the-money stock options as of December 31, 2013 and 45,333 unvested RSUs.

(16)
Amount represents accelerated vesting of 129,949 unvested in-the-money stock options as of December 31, 2013 and 49,999 unvested RSUs.

Equity Compensation Plan Information

        The following table sets forth certain information regarding our equity compensation plans as of December 31, 2013:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights and vesting of RSUs (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders(1)	7,157,774		$8.86	10,073,593
Equity compensation plans not approved by security holders(2)	873,009	(3)	5.85	—

Total	8,030,783			10,073,593

(1)
Securities are to be issued upon exercise of outstanding options and rights under the following Company equity plans: the 1994 Incentive Stock Plan, the 1995 Director Option Plan, as amended, the 1996 Equity Incentive Plan, the 2000 Stock Option Plan, the 2004 Stock Plan, the 2005 ESPP, the 2007 Stock Plan and the 2011 Stock Plan. In connection with the approval of the 2011 Stock Plan, the 2004 Stock Plan, the 1994 Incentive Stock Plan, the 1996 Equity Incentive Plan, the 2000 Stock Option Plan and the 2004 New Hire Equity Incentive Plan (the "2004 New Hire Plan" and, collectively with the 2004 Stock Plan, the 1994 Incentive Stock Plan, the 1996 Equity Incentive Plan and the 2000 Stock Option Plan, the "Inactive Plans") are no longer active and have no shares of Accelrys Common Stock available for issuance.

Prior to the approval of the 2011 Stock Plan, shares of Accelrys Common Stock subject to awards under the Inactive Plans that terminated by expiration, forfeiture, cancellation or otherwise without issuance, were settled in cash in lieu of Accelrys Common Stock or were exchanged for awards not involving Accelrys Common Stock became available for issuance pursuant to awards issued under the 2004 Stock Plan, in each case subject to the terms and conditions thereof.

In connection with the approval of the 2011 Stock Plan (i) all shares of Accelrys Common Stock subject to awards under the Inactive Plans, plus any shares of Accelrys Common Stock subject to awards from the 2004 Stock Plan or the 2007 Stock Plan that terminate by expiration, forfeiture, cancellation or otherwise without issuance, are settled in cash in lieu of Accelrys Common Stock or are exchanged for awards not involving Accelrys Common Stock, in each case at any time following May 31, 2011, become available for issuance pursuant to awards issued under the 2011 Stock Plan, in each case subject to the terms and conditions thereof, and (ii) the 2004 Stock Plan and the 2007 Stock Plan will no longer be active or have any shares of Accelrys Common Stock available for issuance.

(2)
The 2004 New Hire Plan allowed for the grant of stock awards to newly hired employees. As a result of the approval of the 2004 Stock Plan, the 2004 New Hire Plan is no longer active. In connection with his appointment as President and Chief Executive Officer of the Company in June 2009, Mr. Carnecchia was granted an option to purchase up to 800,000 shares of Accelrys Common Stock. This grant was made without stockholder approval as an inducement award pursuant to Rule 5635(c)(4) of the NASDAQ Listing Rules.

(3)
Also includes 12,673 outstanding options under the Symyx 2001 Nonstatutory Stock Option Plan, as amended, the IntelliChem, Inc. 2003 Stock Option Plan, as amended, assumed in connection with the IntelliChem acquisition and the Synthematix, Inc. Amended and Restated 2000 Equity Compensation Plan assumed in connection with the Synthematix acquisition by Symyx.

REPORT OF THE HUMAN RESOURCES COMMITTEE OF THE ACCELRYS BOARD

        The Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Human Resources Committee recommended to the Accelrys Board that the Compensation Discussion and Analysis be included in this Information Statement.

Submitted by the Human Resources Committee:
Larry Ferguson, Chairman Timothy Harkness Heidi Melin

        The foregoing Human Resources Committee report is not "soliciting material," is not deemed "filed" with the SEC, and shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing of ours under the Securities Act or under the Exchange Act, except to the extent we specifically incorporate this report by reference.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership

        The following table sets forth information as of January 28, 2014 regarding the beneficial ownership of Accelrys Common Stock by (i) each person known to the Accelrys Board to own beneficially five percent or more of Accelrys Common Stock, (ii) each director of the Company, (iii) the Named Executive Officers (as defined above in the Summary Compensation Table) and (iv) all of our directors and executive officers as a group. Information with respect to beneficial ownership is based solely on a review of our capital stock transfer records and on publicly available filings made with SEC by or on behalf of the stockholders listed below. The address for all executive officers and directors is c/o Accelrys, Inc., 5005 Wateridge Vista Drive, San Diego, California 92121.

        Percentage of beneficial ownership is calculated based on the 55,712,233 shares of Accelrys Common Stock outstanding as of January 28, 2014, together with applicable options and RSUs held by such stockholders. Beneficial ownership is determined in accordance with the rules of the SEC which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities and includes shares of Accelrys Common Stock issuable pursuant to the exercise of stock options, warrants or other securities that are exercisable or convertible into shares of Accelrys Common Stock within 60 days of January 28, 2014. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares of Accelrys Common Stock shown as beneficially owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
5% Stockholders
Brown Capital Management, Inc.	7,962,676	(1)	14.29%
1201 N. Calvert St.
Baltimore, MD 21202
RGM Capital, LLC	7,124,890	(2)	12.79%
9010 Strada Stell Court, Suite 105
Naples, FL 34109
BlackRock Inc.	3,605,298	(3)	6.47%
40 E 52nd Street
New York, NY 10022
Brown Advisory Incorporated	3,028,448	(4)	5.44%
901 South Bond Street, Ste. 400
Baltimore, MD 21231
Named Executive Officers
Max Carnecchia	1,079,122	(5)	1.90%
Michael A. Piraino	284,038	(6)	*
Jason Gray	1,000	(7)	*
Scott Hiraoka	30,054	(8)	*
Leif Pedersen	46,819	(9)	*
Mollie Hunter	128,604	(10)	*
Non-Management Directors
Chris van Ingen	40,934	(11)	*
Timothy Harkness	27,071	(12)	*
Jeffrey Rodek	54,727	(13)	*
Larry Ferguson	45,727	(14)	*
Heidi Melin	—		*
All current executive officers and directors as a group (13 persons)	2,468,917	(15)	4.29%

*
Less than one percent.

(1)
Brown Capital Management, Inc. ("Brown") has sole voting power with respect to 4,239,065 Shares and sole dispositive power with respect to all Shares, which includes 3,084,410 Shares beneficially owned by The Brown Capital Management Small Company Fund, a registered investment company managed by Brown Capital Management, LLC ("Brown Company Fund"), with respect to which Brown Company Fund has sole voting power. The foregoing information is based solely upon information contained in a Schedule 13G/A filed with the SEC by Brown on February 14, 2013 with respect to holdings of Accelrys Common Stock as of December 31, 2012.

(2)
RGM Capital, LLC ("RGM Capital") has shared voting and dispositive power with respect to all Shares. The foregoing information is based solely upon information contained in a Schedule 13G/A filed with the SEC by RGM Capital on February 12, 2014 with respect to holdings of Accelrys Common Stock as of December 31, 2013.

(3)
BlackRock Inc. ("BlackRock") has sole voting power with respect to 3,354,073 Shares and sole dispositive power with respect to all Shares. The foregoing information is based solely upon information contained in a Schedule 13G/A filed with the SEC by BlackRock on January 28, 2014 with respect to holdings of Accelrys Common Stock as of December 31, 2013.

(4)
Brown Advisory Incorporated ("BA, Inc.") has sole voting power with respect to 2,171,339 Shares and shared dispositive power with respect to all Shares. The foregoing information is based solely upon information contained in a Schedule 13G/A filed with the SEC by BA, Inc. on February 10, 2014 with respect to holdings of Accelrys Common Stock as of December 31, 2013.

(5)
Represents 62,456 Shares of Accelrys Common Stock held of record by Mr. Carnecchia and options to purchase 1,016,666 Shares of Accelrys Common Stock that are exercisable within 60 days of January 28, 2014.

(6)
Represents 51,071 Shares of Accelrys Common Stock held of record by Mr. Piraino and options to purchase 232,967 Shares of Accelrys Common Stock that are exercisable within 60 days of January 28, 2014.

(7)
Represents 1,000 Shares of Accelrys Common Stock held of record by Mr. Gray.

(8)
Represents 4,846 Shares of Accelrys Common Stock held of record by Mr. Hiraoka, options to purchase 20,208 Shares of Accelrys Common Stock that are exercisable within 60 days of January 28, 2014 and 5,000 RSUs expected to vest within 60 days of January 28, 2014.

(9)
Represents 11,403 Shares of Accelrys Common Stock held of record by Mr. Pedersen and options to purchase 35,416 Shares of Accelrys Common Stock that are exercisable within 60 days of January 28, 2014.

(10)
Represents 31,419 Shares of Accelrys Common Stock held of record by Ms. Hunter and options to purchase 97,185 Shares of Accelrys Common Stock that are exercisable within 60 days of January 28, 2014.

(11)
Represents 40,934 Shares of Accelrys Common Stock held of record by Mr. van Ingen.

(12)
Represents 27,071 Shares of Accelrys Common Stock held of record by Mr. Harkness.

(13)
Represents 54,727 Shares of Accelrys Common Stock held of record by Mr. Rodek.

(14)
Represents 45,727 Shares of Accelrys Common Stock held of record by Mr. Ferguson.

(15)
Represents 587,671 Shares of Accelrys Common Stock held of record by our current executive officers and directors, options to purchase 1,876,246 Shares of Accelrys Common Stock that are exercisable within 60 days of January 28, 2014 and 5,000 RSUs expected to vest within 60 days of January 28, 2014.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act ("Section 16(a)") requires our directors, executive officers and beneficial owners of more than 10% of any class of our securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Accelrys Common Stock and other equity securities. Directors, executive officers and 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.

        To our knowledge, based solely on a review of the copies of such reports furnished to us, all Section 16(a) filing requirements applicable to our directors, executive officers and 10% beneficial owners were complied with.

2725 Sand Hill Road Suite 200 Menlo Park, CA 94025

Annex B
Opinion of Morgan Stanley

January 29, 2014

Board of Directors
Accelrys, Inc.
5005 Wateridge Vista Drive
San Diego, CA 92121

Members of the Board:

        We understand that Accelrys, Inc. (the "Company"), Dassault Systémes Americas Corp. (the "Parent") and 3DS Acquisition Corp., a wholly owned subsidiary of the Parent ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated January 29, 2014 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Offer") to purchase all the outstanding shares of common stock, par value $0.0001 per share (the "Company Common Stock") of the Company for $12.50 per share in cash, without interest (the "Consideration") and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. As a result of the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of the Company Common Stock, other than shares owned by the Company, the Parent or Acquisition Sub or held by a holder who has properly exercised appraisal rights of such shares in accordance with Section 262 of the Delaware General Corporation Law, will be converted into the right to receive the Consideration. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Consideration to be received by the holders of the shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

        For purposes of the opinion set forth herein, we have:

  1)
  Reviewed certain publicly available financial statements and other business and financial information of the Company;

  2)
  Reviewed certain internal financial statements and other financial and operating data concerning the Company;

  3)
  Reviewed certain financial projections prepared by the management of the Company;

  4)
  Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  5)
  Reviewed the reported prices and trading activity for the Company Common Stock;

  6)
  Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and its securities;

  7)
  Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  8)
  Participated in certain discussions and negotiations among representatives of the Company, the Parent and their financial and legal advisors;

  9)
  Reviewed the Merger Agreement and certain related documents; and

  10)
  Performed such other analyses and reviewed such other information and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We have assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and the Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the Offer and the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the execution of the Merger Agreement by the parties thereto and the substantial remainder of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have not provided financial advisory or financing services for the Parent or the Company. Morgan Stanley may seek to provide such services to the Parent and the Company in the future and would expect to receive fees for the rendering of these services.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, or may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of the Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law, provided that if required by applicable law, any description of or reference to Morgan Stanley or its opinion in such filing is reasonably acceptable to Morgan Stanley and its counsel.

        Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the stockholders of the Company should tender shares into the Offer.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,
MORGAN STANLEY & CO. LLC
By:	/s/ MICHAEL F. WYATT Michael F. Wyatt Managing Director

Annex C
Section 262 of the General Corporation Law of the State of Delaware

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either

  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.

Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.